As confidentially submitted to the Securities and Exchange Commission on August 11, 2017.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SailPoint Technologies Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	47-1628077
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11305 Four Points Drive, Building 2, Suite 100

Austin, TX 78726

(512) 346-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher Schmitt

General Counsel

SailPoint Technologies Holdings, Inc.

11305 Four Points Drive, Building 2, Suite 100

Austin, TX 78726

(512) 346-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul R. Tobias J. Wesley Jones Lanchi D. Huynh Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400	Kenneth J. Gordon Joseph C. Theis Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒
(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.0001 par value per share	$	$

(1)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued                     , 2017

                     Shares

COMMON STOCK

SailPoint Technologies Holdings, Inc. is offering                  shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “SAIL.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 17.

After this offering, Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P. and their affiliated entities will own approximately     % of our common stock (or     % of our common stock if the underwriters’ over-allotment option is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Status as a Controlled Company.”

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to SailPoint
Per Share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional              shares of common stock at the initial public offering price less the underwriting discount to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2017.

MORGAN STANLEY	CITIGROUP	JEFFERIES	RBC CAPITAL MARKETS

KEYBANC CAPITAL MARKETS	CANACCORD GENUITY	OPPENHEIMER & CO.

                    , 2017

Through and including                 , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or make any representations other than the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Unless the context otherwise requires, the terms “SailPoint,” the “Company,” “we,” “us” and “our” in this prospectus refer to SailPoint Technologies Holdings, Inc. and its consolidated subsidiaries. The term “Thoma Bravo Funds” refers to Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P. and Thoma Bravo Executive Fund XI, L.P., and the term “Thoma Bravo” refers to Thoma Bravo, LLC, the management company and ultimate general partner of the Thoma Bravo Funds, and, unless the context otherwise requires, its affiliated entities.

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

Our Vision

Our fundamental belief is that identity is power. Our mission is to enable enterprises to grow and innovate, securely and efficiently. To do so, we have created our open identity platform that empowers users and governs their access to applications and data across complex, hybrid IT environments.

Overview

SailPoint is the leading provider of enterprise identity governance solutions. Our team of visionary industry veterans launched SailPoint to empower our customers to efficiently and securely govern the digital identities of employees, contractors, business partners and other users, and manage their constantly changing access rights to enterprise applications and data. Our open identity platform provides organizations with critical visibility into who currently has access to which resources, who should have access to those resources, and how that access is being used. We offer both on-premises software and cloud-based solutions, which provide organizations with the intelligence required to empower users and govern their access to applications and data across hybrid IT environments, whether comprised of on-premises, cloud or mobile applications. We help customers enable their businesses with more agile and innovative IT, enhance their security posture and better meet compliance and regulatory requirements. Our customers include many of the world’s largest and most complex organizations, including commercial enterprises, educational institutions and governments.

Organizations globally are investing in technologies such as cloud computing and mobility to improve employee productivity, business agility and competitiveness. Today, enterprise environments are more open and interconnected with their business partners, contractors, vendors and customers. Business users have driven a dramatic increase in the number of applications and data that organizations need to manage, much of which sits beyond the traditional network perimeter. Because of these trends, the attack surface is expanding while well-funded cyber attackers have significantly increased the frequency and sophistication of their attacks. As a result, IT professionals need to manage and secure increasingly complex hybrid IT environments within these extended enterprises.

Attackers frequently target the identity vector as it allows them to leverage user identities to gain access to high-value systems and data while concealing their activity and movements within an organization’s IT infrastructure. According to the Verizon 2017 Data Breach Investigations Report, 81% of hacking-related breaches involve the misuse of identity credentials, leveraging stolen and/or weak passwords. The consequences of a data breach can be extremely damaging, with organizations facing significant costs to remediate the breach and repair brand and reputational damage. In addition, governments and regulatory bodies have increased efforts to protect users and their data with a new wave of regulatory and compliance measures that are further burdening organizations and levying severe penalties for non-compliance. As a result of these trends, enterprises are struggling to efficiently manage and secure their digital identities.

We believe that our open identity platform is a critical, foundational layer of a modern cyber security strategy that complements and builds upon traditional perimeter- and endpoint-centric security solutions, which on their own are increasingly insufficient to secure organizations, and their applications and data. We deliver a user-centric security platform that combines identity and data governance solutions to form a holistic view of the enterprise. In combination with our technology partners, we create identity awareness throughout our customers’ environments by providing valuable insights into, and incorporating information from, a broad range of enterprise software and security solutions. Our governance platform provides a system of record for digital identities across our customers’ IT environments while allowing them to remain agile and competitive. Our adaptable solutions integrate seamlessly into existing technology stacks, allowing organizations to maximize the value of their technology investments. Our professionals work closely with customers throughout the implementation lifecycle, from documentation to development to integration.

Our solutions address the complex needs of global enterprises and mid-market organizations. Our go-to-market strategy consists of both direct sales and indirect sales through resellers, such as Optiv, and system integrators, including Accenture, Deloitte, KPMG and PwC. As of June 30, 2017, more than 750 customers across a wide variety of industries were using our products to enable and secure digital identities across the globe.

Our leadership in identity governance has been recognized by independent research firms. Gartner has named us a leader in their Magic Quadrant for Identity Governance and Administration for the fifth consecutive time.(1) Also, SailPoint has been named a leader in Forrester’s Identity Management and Governance Wave report and a leader in KuppingerCole’s Identity as a Service Leadership Compass.

Our revenue grew at a compound annual growth rate of 41% from the year ended 2011 to the year ended 2016. For the years ended December 31, 2015 and 2016, our revenue was $95.4 million and $132.4 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our revenue was $27.5 million and $35.5 million, respectively. During such periods, purchase accounting adjustments reduced our revenue by $5.6 million, $1.4 million, $0.4 million and $55 thousand, respectively. For the years ended December 31, 2015 and 2016, our net loss was $10.8 million and $3.2 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our net loss was $2.1 million and $2.3 million, respectively. For the years ended December 31, 2015 and 2016, our net cash provided by operations was $3.6 million and $6.5 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our net cash provided by operations was $0.6 million and $6.9 million, respectively. For the years ended December 31, 2015 and 2016, our unlevered free cash flow (“UFCF”) was $7.2 million and $12.2 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our UFCF was $1.6 million and $9.0 million, respectively. Please see the section titled “Non-GAAP Financial Measures” for information regarding our non-GAAP measures, such as UFCF.

(1)	Gartner, Inc., “Magic Quadrant for Identity Governance and Administration,” dated February 22, 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

Industry Background

Enterprises are Adopting New Technologies, Resulting in Complex IT Environments

Modern Organizations Have Hybrid IT Environments. Organizations have invested trillions of dollars over the last several decades in building large, complex IT environments to automate business processes, improve efficiency and gain a competitive advantage. Historically, the vast majority of this spend was for technologies deployed on-premises. While organizations are shifting a portion of their IT budgets to invest in technologies such as cloud computing, the majority of IT investment remains on-premises. Consequently, organizations continue to operate highly complex hybrid IT environments, and will do so for many years to come.

The Extended Enterprise Increases Risk. Enterprises increasingly allow business partners and customers to access their IT environments. While providing this access is critical in today’s competitive and highly-connected world, it significantly increases the number of digital identities that enterprises need to manage and exposes enterprises to new risks.

Unstructured Data is Exploding within Enterprises. Enterprises are increasingly digitizing business activities to improve and transform their operations, leading to unprecedented growth in data volumes. According to IDC estimates, over 13 times as much data was created in 2016 as compared to 2010. A byproduct of enterprise digitization is the massive growth and sprawl of unstructured data, such as text documents, emails and other user-generated content, which is often highly sensitive or critical. Comprehensively securing access to all enterprise data is becoming increasingly difficult.

Advances in Robotic Process Automation (“RPA”) Software and Internet of Things (“IoT”) Further Increase Complexity and Present Unknown Risks. A digital identity no longer correlates only to a human user. The notion of what an identity encapsulates has expanded to include a range of intelligent software, like RPA which can mimic the activity of a human operator, and connected devices. RPA software and IoT devices represent billions of new identities for organizations to potentially secure, govern and manage.

Security Threats are Raising the Stakes for Organizations Everywhere

Cyber Criminals are Launching Highly Sophisticated, Stealthy and Targeted Attacks on an Unprecedented Scale. Advanced attacks are multi-staged, unfolding over time and utilize a range of attack vectors with military-grade cyber weapons and proven techniques such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. According to a study by Risk Based Security, in 2016 4.2 billion data records were lost or stolen, up from the previous high in 2013 by more than 3 billion. Breaches occur daily and there is significant financial and brand value destruction associated with attacks.

Attacks are Increasingly Focused on the Identity Vector. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber attacks that exploited the identity vector, including Advocate Health Care, Home Depot, Société Générale, Target, the U.S. Office of Personnel Management and Yahoo!, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities.

Organizations Face Growing Regulatory and Compliance Requirements

Regulatory Pressures are Increasing. New and evolving regulations and compliance standards for cyber security, data protection, privacy and internal IT controls are often created in response to the tide of cyber attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation, such as the European Union’s General Data Protection Regulation (“GDPR”), with stricter enforcement and higher penalties.

Complying with Regulations is Difficult and Costly. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from the IT organization to the executive and board level.

Legacy Identity Solutions are Struggling to Meet Evolving Enterprise Requirements

Most legacy identity solutions were initially developed 15 to 20 years ago, when the IT environment was significantly different and operational, security and compliance challenges were far less demanding. These identity management solutions have struggled to meet evolving enterprise requirements in today’s complex, hybrid IT environment given their inherent limitations. These legacy identity solutions are:

•	Cumbersome and expensive to deploy, manage and evolve;

•	Not designed for business users;

•	Closed, proprietary architectures;

•	Not designed for cloud and mobile environments; and

•	Difficult to manage user access to unstructured data.

While some legacy identity management vendors have attempted to evolve their solutions to address today’s challenges, we believe their legacy architectures have limited their ability to effectively meet enterprise requirements. These shortcomings have increasingly led customers to replace their legacy solutions.

Access Management and Identity Governance are Distinct Categories

In recent years, in response to the adoption of cloud computing and mobility, many access management solutions have been developed to provide convenient access to cloud applications and data. These products enforce real-time access, offering functionality such as single sign-on, multi-factor authentication and mobile access, emphasizing user convenience rather than organizational control or improved security. Organizations seeking to govern their complex IT environments effectively and efficiently need to invest in a robust identity governance platform to properly manage and secure user access to applications and data throughout the enterprise.

Our Opportunity

We believe our platform addresses a significant capability gap in today’s complex and hybrid world. Our open identity platform provides a solution that is able to accommodate customers as they grow, expand and respond to security, regulatory and competitive challenges. As organizational complexity continues to increase, our solutions will become increasingly essential to govern users and their access to applications and data.

Our Solution

We were founded by identity industry veterans to develop a new category of identity management solutions, address emerging identity governance challenges and drive innovation in the identity market. In 2007, we pioneered identity governance. In 2010, we revolutionized provisioning by integrating it with governance into a single solution. In 2013, we introduced the first cloud-based identity governance solution. In 2015, we extended identity governance to manage unstructured data, a rapidly growing area of risk. In 2017, we announced our advanced identity analytics solution which is designed to enable rapid detection of security threats.

Our platform offers a comprehensive approach to identity governance by delivering compliance controls, user lifecycle management, password management and data access governance for users, applications and data across cloud and on-premises environments. We have built an open platform that is highly flexible and scalable, addresses the challenges of the hybrid enterprise and is adaptable to changing IT, security and compliance requirements.

Key benefits of our open identity platform include:

•	Comprehensive and scalable identity governance for all applications and data. Our governance-based approach manages the full lifecycle of user access to applications and data across the hybrid IT environment, ensuring organizations have full control and visibility over who currently has access to which resources, who should have access to those resources, and how that access is being used.

•	Flexible deployment model. We offer on-premises and cloud-based identity governance solutions to serve customers that may have different resources, expertise, budgets and use cases. Both our on-premises and cloud-based solutions address the needs of hybrid environments by supporting on-premises as well as cloud applications and data. Our customers benefit from the flexibility to adopt the solution that best fits their unique needs.

•	Open architecture that powers an identity-aware ecosystem. We have designed our platform with an open architecture to power an identity-aware ecosystem. Our open architecture enables our platform to bi-directionally share data with many common security and IT operations products. Our platform includes a comprehensive set of application program interfaces (“APIs”), plugins and software development kits (“SDKs”) to ensure seamless connectivity to on-premises and cloud apps, structured and unstructured data and third-party integrations.

•	Low Total Cost of Ownership. Our solutions, which provide self-service capabilities, such as password resets and access requests, deliver measurable cost savings by improving the productivity of end users. In addition, our solutions increase the productivity of business managers by reducing time spent setting up and re-certifying access permissions, and improve the efficiency of IT staff by minimizing the volume of help desk calls related to automatable processes.

•	Helping customers address key identity-related challenges. Our open identity platform enables our customers to address key operational, security and compliance challenges, including (i) empowering users and enabling enterprise visibility; (ii) preventing or mitigating impact of data breaches; and (iii) addressing regulatory and compliance requirements.

Our Growth Strategy

•	Drive new customer growth within existing geographic markets. We focus on large and mid-market enterprises that combined have more than employees and significantly more external contractors and business partners in their extended enterprises. We believe we have penetrated less than % of our target large and mid-market enterprise customers in our existing geographic markets. We plan to expand our customer base in these countries by continuing to grow our sales organization, expand and leverage our channel partnerships and enhance our marketing efforts.

•	Continue to expand our global presence. We believe there is a significant opportunity to grow our business internationally. Enterprises around the world are facing similar operational, security, and compliance challenges, driving the need for identity governance. During the year ended 2016, we generated 30% of our revenue outside of the United States. In comparison, Gartner estimates more than 62% of worldwide spending on security products in 2016 was outside of the United States.(2)

•	Further penetrate our existing customer base. Our customer base of more than 750, as of June 30, 2017, provides a significant opportunity to drive incremental sales. Our customers have the flexibility to start with a single use case or project and expand over time. As they realize the value of their investment, new use cases and deployments are identified, allowing us to sell more products to existing customers and to expand the number of digital identities we cover within their organizations.

•	Expand marketing and product investment across new and existing vertical markets. We believe there is significant opportunity to further penetrate our target vertical markets by providing vertical-specific identity solutions and focusing our marketing efforts to address the use cases of those customers.

•	Leverage and expand our network of partners. Our partnerships with global system integrators and resellers have helped us extend our reach and serve our customers more effectively. We see a significant opportunity to offer comprehensive solutions to customers by collaborating with adjacent technology vendors. For example, we collaborate with Microsoft by adding our identity governance capabilities to their access management services. We intend to continue to invest in our partnership network as their influence on our sales is vital to the success of our business.

•	Continue to invest in our platform. Innovation is a core part of our culture. We believe we have established a reputation as a technology leader and innovator in identity governance. Most recently, in June 2017, we announced the beta release of IdentityAI, an innovative identity analytics solution that will provide customers with the real-time visibility they need to understand the risk associated with user access and detect anomalous behavior.

Risks Related to Our Business and Investment in Our Common Stock

Investing in our common stock involves risk. Before investing in our common stock, you should carefully consider all the information in this prospectus. In particular, please read the section titled “Risk Factors,” which describes certain known risks and uncertainties that may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment. These risks and uncertainties include, but are not limited to, the following:

•	We have a history of losses, and as our costs increase, we may not be able to generate sufficient revenue to achieve and sustain profitability.

•	We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

•	Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their arrangements with us, or if we are unable to expand sales to our existing customers, or develop new solutions that achieve market acceptance.

•	If we are unable to maintain successful relationships with our channel partners, our ability to market, sell and distribute our solutions will be limited and our business, financial condition and operating results could be adversely affected.

(2)	Gartner, Inc., “Gartner, Forecast Information Security Worldwide, 2015-2021, 1Q17 Update,” dated May 18, 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

•	Our quarterly results fluctuate significantly, and may not fully reflect the underlying performance of our business.

•	Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense.

•	We recognize some of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

•	We face intense competition in our market, especially from larger, well established companies, and we may lack sufficient financial and other resources to maintain and improve our competitive position.

•	We anticipate that our operations will continue to increase in complexity as we grow, which will add additional challenges to the management of our business in the future.

•	Interruptions with the delivery of our software-as-a-service (“SaaS”) solutions, or third-party cloud-based systems that we use in our operations, may adversely affect our business, operating results and financial condition.

•	Our failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could adversely affect our financial position and lower our stock price.

•	Thoma Bravo, through the ownership of our common stock by the Thoma Bravo Funds, has a controlling influence over matters requiring stockholder approval, which could delay or prevent a change of control.

•	Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Our Equity Sponsor

We have a valuable relationship with our equity sponsor, Thoma Bravo, who has made significant equity investments in us. In August 2014, Thoma Bravo formed SailPoint Technologies Holdings, Inc., a Delaware corporation. On September 8, 2014, SailPoint Technologies Holdings, Inc. acquired all of the capital stock of SailPoint Technologies, Inc. We refer to this transaction as the “Acquisition.”

Thoma Bravo is a leading private equity investment firm, with a history of more than 30 years of providing equity and strategic support to experienced management teams and growing companies. Thoma Bravo targets control investments in companies with strong business franchises led by experienced executives who aspire to achieve industry leadership. The firm works in close partnership with a company’s management team to implement operating best practices, invest in growth initiatives and make accretive acquisitions to rapidly improve revenue and earnings and increase equity value. Thoma Bravo has invested in many fragmented, consolidating industry sectors but is known particularly for investments in application software, infrastructure software, cyber security software and technology-enabled services sectors. Thoma Bravo currently manages a series of private equity funds representing more than $17.0 billion of equity commitments.

Upon completion of this offering, the Thoma Bravo Funds will own approximately     % of our common stock (or     % of our common stock if the underwriters’ over-allotment option is exercised in full) and will therefore be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. Thoma Bravo’s interests may not coincide with the interests of our other stockholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Thoma Bravo has a controlling influence over matters requiring stockholder approval, which could delay or prevent a change of control.” Additionally, Thoma Bravo is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. See “Risk factors—Risks Related to this Offering and Ownership of Our Common Stock—Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests” and “Description of Capital Stock—Anti-Takeover Provisions in Our Charter and Bylaws—Corporate Opportunity.”

Corporate Information

Our principal executive offices are located at 11305 Four Points Drive, Building 2, Suite 100, Austin, Texas 78726, and our telephone number at that address is (512) 346-2000. Our website address is www.sailpoint.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and inclusions of our website address in this prospectus are inactive textual references only.

The SailPoint design logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of SailPoint Technologies, Inc., our wholly-owned subsidiary. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company

The Jumpstart Our Business Startups Act (the “JOBS Act”) was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), that we provide certain disclosures regarding executive compensation, and that we hold nonbinding stockholder advisory votes on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700 million of equity securities are held by non-affiliates as of the last day of our then most recently completed second fiscal quarter); (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies” for certain risks related to our status as an emerging growth company.

Controlled Company Status

Because the Thoma Bravo Funds will initially own              shares of our common stock, representing approximately     % of the voting power of our company following the completion of this offering, we will be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of the New York Stock Exchange (the “NYSE”). As a controlled company, a majority of our board of directors is not required to be independent, and we are not required to form independent compensation and nominating and corporate governance committees of our board of directors. As a controlled company, we will remain subject to rules of Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley Act and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. See the section titled “Management—Status as a Controlled Company.”

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering(1)	shares ( shares if the underwriters’ over-allotment option is exercised in full)

Over-allotment option	shares

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $         (or approximately $        if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the public offering price would increase or decrease our net proceeds by approximately $        million.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures, and to repay a portion of the borrowings outstanding under our term loan facility. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Controlled company	After this offering, the Thoma Bravo Funds will own approximately % of our common stock (or % of our common stock if the underwriters’ over-allotment option is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the NYSE. See “Management—Status as a Controlled Company.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE symbol	SAIL

(1)	The number of shares of our common stock that will be outstanding after this offering is based on shares of our common stock (including shares of common stock issuable upon conversion of our Series A Convertible Preferred Stock (“our preferred stock”)) outstanding as of June 30, 2017, and excludes (a) shares of common stock reserved for issuance under our long-term incentive plans as of June 30, 2017 and (b) shares of common stock issuable upon the exercise of options outstanding as of June 30, 2017 under our long-term incentive plans. The number of outstanding shares of common stock that will be outstanding after this offering includes shares of restricted common stock issued to our directors, officers and other employees that are subject to vesting.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the filing and effectiveness of our Third Amended and Restated Certificate of Incorporation (our “charter”) and the effectiveness of our Second Amended and Restated Bylaws (our “bylaws”), each of which will occur immediately prior to the completion of this offering;

•	except in our historical financial statements included in this prospectus, the -for-1 stock split effected immediately prior to the completion of this offering (the “Stock Split”);

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of our common stock from us; and

•	an initial public offering price of the shares of our common stock of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

In addition, except as otherwise indicated, all information in this prospectus gives effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of              shares of our common stock (which assumes an initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus). Immediately prior to the completion of this offering, we will convert each outstanding share of our preferred stock into a number of shares of common stock equal to the result of the liquidation value of such share of preferred stock, divided by the initial public offering price per share of our common stock in this offering. The liquidation value for each share of preferred stock is equal to $1,000 plus accrued and unpaid dividends on such share of preferred stock. We refer to the conversion of all of our preferred stock as the “Preferred Stock Conversion.”

Because the number of shares of common stock into which a share of preferred stock is convertible will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would have a corresponding impact on the number of outstanding shares of common stock presented in this prospectus after giving effect to this offering and the Preferred Stock Conversion. The following number of shares of our common stock would be outstanding immediately after the Preferred Stock Conversion but before the consummation of this offering, assuming the initial public offering prices for our common stock shown below:

Initial public offering price	$	$	$
Shares of common stock outstanding

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the three months ended March 31, 2016 and 2017 and the summary consolidated balance sheet data as of March 31, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements, and the unaudited consolidated financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2017.

The following summary consolidated financial and other data should be read in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Licenses	$44,124	$54,395	$9,892	$12,236
Subscription	29,930	49,364	10,969	14,952
Services and other	21,302	28,653	6,591	8,278

Total revenue	95,356	132,412	27,452	35,466
Cost of revenue:
Licenses	4,293	4,278	1,033	1,087
Subscription(1)	9,815	13,051	2,813	3,575
Services and other(1)	15,151	19,709	4,223	5,473

Total cost of revenue	29,259	37,038	8,069	10,135

Gross profit	66,097	95,374	19,383	25,331
Operating expenses:
Research and development(1)	19,965	24,358	5,492	6,927
General and administrative(1)	7,474	9,680	2,663	3,032
Sales and marketing(1)	46,831	58,607	13,387	15,173

Total operating expenses	74,270	92,645	21,542	25,132

(Loss) income from operations	(8,173)	2,729	(2,159)	199
Other income (expense):
Interest expense, net	(3,883)	(7,277)	(1,032)	(2,657)
Other expense, net	(1,365)	(610)	(247)	(64)

Total other expense	(5,248)	(7,887)	(1,279)	(2,721)

Loss before income taxes	(13,421)	(5,158)	(3,438)	(2,522)
Income tax benefit	2,614	1,985	1,324	239

Net loss	$(10,807)	$(3,173)	$(2,114)	$(2,283)

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016		2016	2017
	(In thousands, except share and per share data)
Accretion of dividends on redeemable convertible preferred stock	(21,597)		(23,618)	(5,694)		(6,170)

Net loss attributable to common stockholders	$(32,404)		$(26,791)	$(7,808)		$(8,453)

Net loss per share attributable to common stockholders(2):
Basic and diluted	$(0.74)		$(0.58)	$(0.17)		$(0.18)

Weighted-average number of common shares used in computing net loss per share attributable to common stockholders(2):
Basic and diluted	43,929,159		45,933,218	45,933,218		47,208,477

Pro forma net loss per share attributable to common stockholders(2)(3):
Basic and diluted		$			$

Pro forma weighted-average number of common shares used in computing net loss per share attributable to common stockholders(2)(3):
Basic and diluted

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands)
Cost of revenue—subscription	$12	$34	$6	$9
Cost of revenue—services and other	20	63	12	18
Research and development	62	118	22	30
General and administrative	28	96	20	30
Sales and marketing	124	257	45	71

Total stock-based compensation	$246	$568	$105	$158

(2)	See Note 12 to our unaudited consolidated financial statements and Note 17 to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.
(3)

Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average common shares outstanding have been computed to give effect to (a) the Preferred Stock Conversion and the Stock Split, both of which will occur immediately prior to the completion of this offering, and (b) the issuance by us of              shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma data is presented for informational purposes only and does not purport to represent what our net income or net income per share attributable to common stockholders actually would have been had the Preferred Stock Conversion and the Stock Split occurred on January 1, 2016 or to project our net income or net income per share for any future period.

	As of March 31, 2017
	Actual	Pro Forma(1)		Pro Forma As Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,561	$		$
Working capital, excluding deferred revenue(4)	60,681
Total assets	385,357
Deferred revenue, current and non-current portion	57,217
Long-term debt, net of current portion	107,445
Total liabilities	177,568
Redeemable convertible preferred stock	223,970		—		—
Total stockholders’ (deficit) equity	(16,181)

(1)	Gives effect to the Preferred Stock Conversion and the Stock Split.
(2)	Gives effect to the adjustments described in footnote (1) above as well as the issuance by us of shares of common stock in this offering, and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $ , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares we are offering would increase or decrease each of cash and cash equivalents, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $ , assuming that the initial public offering price per share remains the same at $ (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(4)	We define working capital as current assets less current liabilities, excluding deferred revenue.

Key Metrics

In addition to our financial results, we monitor the following metrics to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Number of customers	520	695	558	725
Subscription revenue as a percentage of total revenue	31%	37%	40%	42%
Adjusted EBITDA (in thousands)	$7,464	$15,135	$1,050	$3,152
Unlevered free cash flow (in thousands)	$7,229	$12,223	$1,598	$9,004

•	Number of Customers. We believe that the size of our customer base is an indicator of our market penetration and that our net customer additions are an indicator of the growth of our business and our future revenue opportunity. We define a customer as a distinct entity, division or business unit of an organization that receives support or has the right to use our cloud-based solutions as of the specified measurement date.

•	Subscription Revenue as a Percentage of Total Revenue. Subscription revenue is a portion of our total revenue and is derived from (i) IdentityNow, our cloud-based solution where customers enter into SaaS subscription agreements with us, and (ii) IdentityIQ and SecurityIQ maintenance and support agreements, but not licenses. As we generally sell our solutions on a per-identity basis, our subscription revenue for any customer is primarily determined by the number of identities that the customer is entitled to govern as a part of a SaaS subscription, and the ongoing price paid per-identity under a maintenance and support agreement or SaaS subscription. Thus, we consider our subscription revenue to be the recurring portion of our revenue base and believe that its continued growth as a percentage of total revenue will lead to a more predictable revenue model and increase our visibility to future period total revenues. Because we recognize our subscription revenue ratably over the duration of those agreements, a portion of the revenue we recognize each period is derived from agreements we entered into in prior periods. In contrast, we typically recognize license revenue upon entering into the applicable license, the timing of which is less predictable and may cause significant fluctuations in our quarterly financial results.

•	Adjusted EBITDA. We believe that adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. We believe that adjusted EBITDA is an important measure for evaluating our performance because it facilitates comparisons of our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation. In addition, we base certain of our forward-looking estimates and budgets on adjusted EBITDA. See the section titled “Non-GAAP Financial Measures” for more information regarding adjusted EBITDA, including the limitations of using adjusted EBITDA as a financial measure, and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

•

Unlevered Free Cash Flow (UFCF). UFCF is a non-GAAP financial measure that we calculate as net cash provided by operating activities plus cash interest expense, plus cash paid for sponsor-related costs, less purchases of property and equipment. We believe that UFCF is a useful indicator of liquidity that provides information to management, securities analysts and investors about the amount of cash generated from our core operations that can be used for strategic initiatives, including investing in our business and making strategic acquisitions. See the section titled “Non-GAAP Financial Measures” for information regarding UFCF, including the limitations of using UFCF as a financial measure, and for a reconciliation of UFCF to net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before making a decision to invest in our common stock. Any of the following risks could have an adverse effect on our business, operating results, financial condition and prospects, and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. Our business, operating results, financial condition and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

We have a history of losses, and we may not be able to generate sufficient revenue to achieve and sustain profitability.

We have incurred net losses in each period since our inception, including net losses of $10.8 million, $3.2 million and $             for the years ended December 31, 2015 and 2016 and for the six months ended June 30, 2017, respectively. We expect our operating expenses to increase significantly as we continue to expand our sales and marketing efforts, continue to invest in research and development, and expand our operations in existing and new geographies and vertical markets. We also expect to continue to devote significant research and development resources to our on-premises solutions; if our customers and potential customers shift their IT infrastructures to the cloud faster than we anticipate, we may not realize our expected return from the costs we incur. In addition, we expect to incur significant additional legal, accounting and other expenses related to being a public company upon the completion of this offering. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate faster than these increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

We have experienced rapid growth in recent years. From the year ended 2011 to the year ended 2016, we grew our business at a revenue compound annual growth rate of 41%, and our revenue grew from $95.4 million to $132.4 million from the year ended 2015 to the year ended 2016. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, including, but not limited to:

•	our ability to attract new customers and retain and increase sales to existing customers;

•	our ability to, and the ability of our channel partners to, successfully deploy and implement our solutions, increase our existing customers’ use of our solutions and provide our customers with excellent customer support;

•	our ability to increase the number of our technology partners;

•	our ability to develop our existing solutions and introduce new solutions; and

•	our ability to hire substantial numbers of new sales and marketing, research and development and general and administrative personnel, and expand our global operations.

If we are unable to achieve any of these requirements, our revenue growth will be adversely affected.

Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their arrangements with us, or if we are unable to expand sales to our existing customers, or develop new solutions that achieve market acceptance.

To continue to grow our business, it is important that we continue to acquire new customers to purchase and use our solutions. Our success in adding new customers depends on numerous factors, including our ability to (i) offer a compelling identity governance platform and solutions, (ii) execute our sales and marketing strategy, (iii) attract, effectively train and retain new sales, marketing, professional services and support personnel in the markets we pursue, (iv) develop or expand relationships with technology partners, systems integrators, resellers and other channel partners, (v) expand into new geographies and vertical markets, (vi) deploy our platform and solutions for new customers and (vii) provide quality customer support once deployed.

It is important to our continued growth that our customers renew their arrangements when existing contract terms expire. Our customers have no obligation to renew their maintenance, SaaS and/or term-license agreements, and our customers may decide not to renew these agreements with a similar contract period, at the same prices and terms or with the same or a greater number of identities. Although our customer retention rate has historically been strong, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict long-term customer retention and expansion rates. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our solutions, our customer support and professional services, our prices and pricing plans, the competitiveness of other software products and services, reductions in our customers’ spending levels, user adoption of our solutions, deployment success, utilization rates by our customers, new product releases and changes to our product offerings. If our customers do not renew their maintenance, SaaS and/or term-license agreements, or renew on less favorable terms, our business, financial condition and operating results may be adversely affected.

Our ability to increase revenue also depends in part on our ability to increase the number of identities governed with our solutions and sell more modules and solutions to our existing and new customers. Our ability to increase sales to existing customers depends on several factors, including their experience with implementing and using our platform and the existing solutions they have implemented, their ability to integrate our solutions with existing technologies, and our pricing model.

If our new solutions do not achieve adequate acceptance in the market, our competitive position could be impaired, and our potential to generate new revenue or to retain existing revenue could be diminished. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new solutions, and our ability to introduce compelling new solutions that address the requirements of our customers in light of the dynamic identity governance market in which we operate.

If we are unable to successfully acquire new customers, retain our existing customers, expand sales to existing customers or introduce new solutions, our business, financial condition and operating results could be adversely affected.

If we are unable to maintain successful relationships with our channel partners, our ability to market, sell and distribute our solutions will be limited and our business, financial condition and operating results could be adversely affected.

We derive a significant portion of our revenue from sales influenced or made through our channel partner network and expect these sales to continue to grow for the foreseeable future. Our channel partners provide implementation and other services to our customers in exchange for fees paid by those customers. We may not achieve anticipated revenue growth from our channel partners if we are unable to retain our existing channel partners and expand their sales or add additional motivated channel partners.

Our arrangements with our channel partners are generally non-exclusive, meaning they may offer customers the products of several different companies, including products that compete with our platform and solutions. If our channel partners do not effectively market and sell our solutions, choose to use greater efforts to market and sell our competitors’ products or services, or fail to meet the needs of our customers, our ability to grow our business and sell our solutions may be adversely affected. Our channel partners may cease marketing our products with limited or no notice and with little or no penalty. In addition, certain of our channel partners are subject to independence requirements that may prevent them from providing services to us or cooperating with us in our go-to-market efforts if they also provide services for affiliates of our controlling stockholder. Thoma Bravo, the ultimate general partner of our controlling stockholders, the Thoma Bravo Funds, is a leading private equity investment firm that holds control investments in over 20 businesses, some of which engage certain of our channel partners to provide services, and it intends to continue making control investments in the future. If one or more of our channel partners determines that it is unable to both provide services to us or cooperate with us in our go-to-market efforts and also provide services to affiliates of our controlling stockholder, those channel partners may cease marketing our products or otherwise cease providing services to us or cooperating with us in our go-to-market efforts.

We also collaborate with adjacent technology vendors to offer comprehensive solutions to our customers. If we do not effectively collaborate with them, or if they elect to terminate their relationship with us or develop and market solutions that compete with our solutions, our growth may be adversely affected.

Our ability to generate revenue in the future will depend in part on our success in maintaining effective working relationships with our channel partners, in expanding our indirect sales channel, in training our channel partners to independently sell and/or deploy our solutions and in continuing to integrate our solutions with the products and services offered by our technology partners. If we are unable to maintain our relationships with these channel partners, our business, financial condition and operating results could be adversely affected.

Our quarterly results fluctuate significantly, and may not fully reflect the underlying performance of our business.

We believe our quarterly revenue and operating results may vary significantly in the future. As a result, you should not rely on the results of any one quarter as an indication of future performance and period-to-period comparisons of our revenue and operating results may not be meaningful and, as a result, may not fully reflect the underlying performance of our business.

Our quarterly operating results may fluctuate as a result of a variety of factors, including, but not limited to, those listed below, many of which are outside of our control:

•	the loss or deterioration of our channel partner and other relationships influencing our sales execution;

•	the mix of revenue and associated costs attributable to licenses, subscription and professional services, which may impact our gross margins and operating income;

•	the mix of revenue attributable to larger transactions as opposed to smaller transactions and the associated volatility and timing of our transactions;

•	the growth in the market for our products;

•	our ability to attract new customers and retain and increase sales to existing customers;

•	changes in customers’ budgets and in the timing of their purchasing decisions, including seasonal buying patterns for IT spending;

•	the timing and success of new product introductions by our competitors and by us;

•	changes in our pricing policies or those of our competitors;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform;

•	changes in the legislative or regulatory environment;

•	foreign exchange gains and losses related to expenses and sales denominated in currencies other than the U.S. dollar or the function currencies of our subsidiaries;

•	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

•	our ability to control costs, including our operating expenses;

•	the collectability of receivables from customers and channel partners, which may be hindered or delayed if these customers or channel partners experience financial distress;

•	economic conditions specifically affecting industries in which our customers participate;

•	natural disasters or other catastrophic events; and

•	litigation-related costs, settlements or adverse litigation judgments.

Our sales cycle is long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our platform before a sale. We and our channel partners are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of our platform and solutions. Customers often view the purchase of our solutions as a strategic decision and significant investment and, as a result, frequently require considerable time to evaluate, test and qualify our platform and solutions prior to purchasing our solutions. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the discretionary nature of purchasing and budget cycles and decisions;

•	lengthy purchasing approval processes;

•	the evaluation of competing products during the purchasing process;

•	time, complexity and expense involved in replacing existing solutions;

•	announcements or planned introductions of new products, features or functionality by our competitors or of new solutions or modules by us; and

•	evolving functionality demands.

If our efforts in pursuing sales and customers are unsuccessful, or if our sales cycles lengthen, our revenue could be lower than expected, which would have an adverse effect on our business, operating results and financial condition.

We recognize some of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize revenue from our IdentityNow subscription offering ratably over the terms of our agreements with customers, which generally occurs over a three-year period. As a result, a portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into during previous periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our revenue results for that period. This decline, however, will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our products and potential changes in our rate of renewals may not be fully reflected in our operating results until future periods. Our model also makes it difficult for us to rapidly increase our subscription revenue through additional sales in any period, as revenue from new customers generally will be recognized over the term of the applicable agreement.

We also intend to increase our investment in research and development, sales and marketing, and general and administrative functions and other areas to grow our subscription-related business. These subscription-related costs are generally expensed as incurred (with the exception of sales commissions), as compared to the corresponding revenue, substantially all of which is recognized ratably in future periods. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may develop more slowly, or may be lower, than we expect, which could adversely affect our operating results.

We face intense competition in our market, especially from larger, well established companies, and we may lack sufficient financial and other resources to maintain and improve our competitive position.

The market for identity and data governance solutions is intensely competitive and is characterized by constant change and innovation. We face competition from both traditional, larger software vendors offering enterprise-wide software frameworks and services and smaller companies offering point solutions for specific identity and data governance issues. We also compete with IT equipment vendors and systems management solution providers whose products and services address identity and data governance requirements. Our principal competitors vary depending on the product we offer and include CA Technologies, IBM, Oracle and Varonis and several smaller vendors. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition and longer operating histories;

•	more comprehensive and varied products and services;

•	broader product offerings and market focus;

•	greater resources to develop technologies or make acquisitions;

•	more expansive intellectual property portfolios;

•	broader distribution and established relationships with distribution partners and customers;

•	greater customer support resources; and

•	substantially greater financial, technical and other resources.

Given their larger size, greater resources and existing customer relationships, our competitors may be able to compete and respond more effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Our competitors may also seek to extend or supplement their existing offerings to provide identity and data governance solutions that more closely compete with our offerings. Potential customers may also prefer to purchase, or incrementally add solutions, from their existing suppliers rather than a new or additional supplier regardless of product performance or features.

In addition, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other large technology companies in the future. Some of our competitors have made acquisitions or entered into strategic relationships to offer a more comprehensive product than they individually had offered. Companies and alliances resulting from these possible consolidations and partnerships may create more compelling product offerings and be able to offer more attractive pricing, making it more difficult for us to compete effectively. In addition, continued industry consolidation may adversely impact customers’ perceptions of the viability of small and medium-sized technology companies and consequently their willingness to purchase from those companies.

New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products, and our business could be materially and adversely affected if such technologies or products are widely adopted. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could adversely affect our business, financial condition and operating results.

We anticipate that our operations will continue to increase in complexity as we grow, which will add additional challenges to the management of our business in the future.

Our business has experienced significant growth and is becoming increasingly complex. We increased the number of our employees from 514 at December 31, 2015 to 741 at June 30, 2017. We have also experienced growth in the number of customers of our solutions from 520 at December 31, 2015 to over 750 at June 30, 2017. At June 30, 2017, we had personnel in 22 countries, and we expect to expand into additional countries in the future. We expect this growth to continue and for our operations to become increasingly complex. To effectively manage this growth, we have made and continue to make substantial investments to improve our operational, financial and management controls as well as our reporting systems and procedures. Our success will depend in part on our ability to manage this complexity effectively without undermining our corporate culture, which we believe has been central to our success. If we are unable to manage this complexity, our business, operations, operating results and financial condition may suffer.

As our customer base continues to grow, we will need to expand our professional services and other personnel, and maintain and enhance our existing partner network, to provide a high level of customer service. We also will need to effectively manage our direct and indirect sales processes as the number and type of our sales personnel and partner network continues to grow and become more complex and as we continue to expand into new geographies and vertical markets. This complexity is further driven by the various ways in which we sell our solutions, including on a per identity and per module basis through perpetual licenses and SaaS. If we do not effectively manage the increasing complexity of our business and operations, the quality of our solutions and customer service could suffer, and we may not be able to adequately address competitive challenges. These factors could impair our ability, and our channel partners’ ability, to attract new customers, retain existing customers, expand our customers’ use of existing solutions and adoption of more of our solutions and continue to provide high levels of customer service, all of which would adversely affect our reputation, overall business, operations, operating results and financial condition.

Interruptions with the delivery of our SaaS solutions, or third-party cloud-based systems that we use in our operations, may adversely affect our business, operating results and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our platform and solutions, particularly our cloud-based deployments, at any time and within an acceptable amount of time. In addition, our ability to access certain third-party SaaS solutions is important to our operations and the delivery of our customer support and professional services, including our online training for customers, professional services partners and channel partners. We have experienced, and may in the future experience, service disruptions, outages and other performance problems both in the delivery of our SaaS solutions and in third-party SaaS solutions we use due to a variety of factors, including infrastructure changes, malicious actors, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the performance of our SaaS solutions as they become more complex. If our SaaS solutions are unavailable or if our customers are unable to access features of our SaaS solutions within a reasonable amount of time or at all, our business would be negatively affected. In addition, if any of the third-party SaaS solutions that we use were to experience a significant or prolonged outage or security breach, our business could be adversely affected.

We host our SaaS solutions using Amazon Web Services (“AWS”) data centers, a provider of cloud infrastructure services. All of our SaaS solutions reside on hardware owned or leased and operated by us in these locations. Our SaaS operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Although we have disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, cyber attacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our SaaS platform. A prolonged AWS service disruption affecting our SaaS platform for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use. In addition, AWS may terminate the agreement by providing 30 days’ prior written notice and may, in some cases, terminate the agreement immediately for cause upon notice. In the event that our AWS service agreements are terminated, or there is a lapse of service, elimination of AWS services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our SaaS solutions for deployment on a different cloud infrastructure service provider, which may adversely affect our business, operating results and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our platform and solutions may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. In addition, as our customers’ technologies and business plans grow more complex, we expect them to face new and increasing challenges. Our customers require that our solution effectively identifies and responds to these challenges without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products in response to changes in our customers’ IT infrastructures.

We may be unable to anticipate future market needs and opportunities or be able to develop enhancements to our platform or existing solutions or new solutions to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements to our platform and existing solutions and new solutions, those enhancements and new solutions may not achieve widespread market acceptance. Our enhancements or new solutions could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing platform or solutions enhancements or new solutions;

•	inability to interoperate effectively with existing or newly introduced technologies, systems or applications of our existing and prospective customers;

•	defects, errors or failures in our platform or solutions;

•	negative publicity about the performance or effectiveness of our platform or solutions;

•	introduction or anticipated introduction of competing products by our competitors;

•	installation, configuration or usage errors by our customers or partners; and

•	changing of regulatory requirements related to security.

If we were unable to enhance our platform or existing solutions or develop new solutions that keep pace with rapid technological and industry change, our business, operating results and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could adversely affect our financial position and lower our stock price.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of NYSE. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2015, our independent registered public accountants identified a material weakness related to insufficient documentation evidencing the revenue recognition decisions that we made when allocating revenue to specific customer agreements, which we remediated by December 31, 2016. In finalizing our financial statements for our initial public offering, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to the misapplication of GAAP related to earnings per share calculations and presentation of amortization expense related to acquisitions. While we are taking steps that we believe will remediate this material weakness, we cannot assure you that these measures and any further measures that we implement will be sufficient to remediate our existing material weakness or to identify or prevent additional material weaknesses.

Our internal resources and personnel may in the future be insufficient to avoid accounting errors and there can be no assurance that we will not have additional material weaknesses in the future. Any failure to develop or maintain effective controls or any difficulties encountered implementing required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the Securities and Exchange Commission (the “SEC”). Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and operating results and could cause a decline in the price of our common stock.

If we are not able to maintain and enhance our brand or reputation as an industry leader and innovator, our business and operating results may be adversely affected.

We believe that maintaining and enhancing our reputation as a leader and innovator in the market for identity and data governance solutions is critical to our relationship with our existing customers and commercial relationships and our ability to attract new customers and commercial relationships. The successful promotion of our brand attributes will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality features and solutions for our platform and our ability to successfully differentiate our platform and solutions from competitive products and services. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reports of our platform and solutions, as well as products and services of our competitors, and perception of our platform and solutions in the marketplace may be significantly influenced by these reports. If these reports are negative, or less positive as compared to those of our competitors’ products and services, our reputation may be adversely affected. Additionally, the performance of our channel partners may affect our brand and reputation if customers do not have a positive experience with our solutions as implemented by our channel partners or with the implementation generally. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new geographies and vertical markets, and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and reputation, our business and operating results may be adversely affected.

Real or perceived errors, failures, or disruptions in our platform and solutions could adversely affect our customers’ satisfaction with our solutions and/or our industry reputation and business could be harmed.

Our platform and solutions are very complex and have contained and may contain undetected defects or errors, especially when solutions are first introduced or enhanced. Our platform and solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of products, or other aspects of the computing environment into which our products are deployed. If our platform and solutions are not implemented or used correctly or as intended, inadequate performance and disruption in service may result. In addition, deployment of our platform and solutions into complicated, large-scale computing environments may expose errors, failures or vulnerabilities in our products. Any such errors, failures, or vulnerabilities may not be found until after they are deployed to our customers. We have experienced from time to time errors, failures and bugs in our platform that have resulted in customer downtime. While we were able to remedy these situations, we cannot assure you that we will be able to mitigate future errors, failures or bugs in a quick or cost-effective manner.

If we or our channel partners or one or more customers suffered a highly publicized breach, even if our platform and solutions perform effectively, such a breach could cause us to suffer reputational harm, lose existing commercial relationships and customers or deter them from purchasing additional solutions and prevent new customers from purchasing our solutions.

Since our customers use our platform and solutions for important aspects of their business, any real or perceived errors, failures, or vulnerabilities in our products, or disruptions in service or other performance problems could hurt our reputation and may damage our customers’ businesses. Furthermore, defects, errors or failures in our platform and or solutions may require us to implement design changes or software updates. Any defects or errors in our platform or solutions, or the perception of such defects or errors, could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or channel partners;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new solutions or services;

•	negative publicity, which will harm our reputation;

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation; and

•	harm to our operating results.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in our standard terms and conditions of sale, they may not fully or effectively protect us from claims by customers, commercial relationships or other third parties. Any insurance coverage we may have may not adequately cover all claims asserted against us, or cover only a portion of such claims. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

If our platform and solutions do not effectively interoperate with our customers’ existing or future IT infrastructures, installations could be delayed or cancelled, which would harm our business.

Our success depends on the interoperability of our platform and solutions with third-party operating systems, applications, data and devices that we have not developed and do not control. Any changes in such operating systems, applications, data or devices that degrade the functionality of our platform or solutions or give preferential treatment to competitive software could adversely affect the adoption and usage of our platform. We may not be successful in adapting our platform or solutions to operate effectively with these applications, data or devices. If it is difficult for our customers to access and use our platform or solutions, or if our platform or solutions cannot connect a broadening range of applications, data and devices, then our customer growth and retention may be harmed, and our business and operating results could be adversely affected.

Our success depends on the experience and expertise of our senior management team and key employees. If we are unable to hire, retain, train and motivate our personnel, our business, operating results and prospects may be harmed.

Our success has depended, and continues to depend, on the efforts and talents of our senior management team and key employees, including our engineers, product managers, sales and marketing personnel and professional services personnel. Our future success will also depend upon our continued ability to identify, hire and retain additional skilled and highly qualified personnel, which will require significant time, expense and attention.

Our officers and key employees are employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of one or more members of our senior management team, particularly if closely grouped, could adversely affect our ability to execute our business plan and thus, our business, operating results and prospects. We do not maintain key man insurance on any of our officers or key employees, and we may not be able to find adequate replacements. If we fail to identify, recruit and integrate strategic hires, our business, operating results and financial condition could be adversely affected.

We have from time to time experienced, and we expect to continue to experience, difficulty in hiring, and may in the future have difficulty retaining, employees with appropriate qualifications and many of the companies with which we compete for experienced personnel have greater resources than we have. In addition to hiring new employees, we must continue to focus on training, motivating and retaining our best employees, substantially all of whom are at-will employees, which means they may terminate their employment relationship with us at any time. Many of our employees may be able to receive significant proceeds from sales of our common stock in the public markets after this offering, which may reduce their motivation to continue to work for us. Conversely, employees may be more likely to leave us if the exercise prices of the stock options that they hold are significantly above the market price of our common stock. Competition for highly skilled personnel is intense, and we may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments.

Competition for well-qualified employees in all aspects of our business, including sales personnel, professional services personnel and software engineers, is intense. Our primary recruiting competition are well-known, high-paying firms. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could adversely affect our business.

We believe that our culture has been and will continue to be a key contributor to our success. Since January 1, 2015, we have increased the size of our workforce by over 235 employees domestically and 132 employees internationally, and we expect to continue to hire aggressively as we expand. In addition, we plan to continue to expand our international operations, which may affect our culture as we seek to find, hire and integrate additional international employees while maintaining our corporate culture. If we do not continue to maintain our corporate culture as we grow, we may be unable to continue to foster the innovation, integrity, and collaboration we believe we need to support our growth. Our substantial anticipated headcount growth, international expansion and our transition from a private company to a public company may result in a change to our corporate culture, which could adversely affect our business.

Because our long-term success depends, in part, on our ability to expand the sales and marketing of our platform and solutions to customers located outside of the United States, and we perform a significant portion of our development outside of the United States, our business will be susceptible to risks associated with international operations.

At June 30, 2017, we had sales and marketing personnel outside the United States in Australia, Canada, Denmark, France, Germany, Hong Kong, India, Israel, Italy, the Netherlands, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, the United Arab Emirates and the United Kingdom, and we intend to expand our international sales and marketing operations. We also have personnel and facilities outside of the United States in India and Israel, where we conduct a portion of our product development efforts.

Conducting international operations subjects us to risks that we do not generally face in the United States. These risks include:

•	encountering existing and new competitors with stronger brand recognition in the new markets;

•	challenges developing, marketing, selling and implementing our platform and solutions caused by language, cultural and ethical differences and the competitive environment;

•	heightened risks of unethical, unfair or corrupt business practices, actual or claimed, in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	political instability, war, armed conflict or terrorist activities;

•	currency fluctuations;

•	the risks of currency hedging activities to limit the impact of exchange rate fluctuations, should we engage in such activities in the future;

•	difficulties in managing systems integrators and technology providers;

•	laws imposing heightened restrictions on data usage and increased penalties for failure to comply with applicable laws, particularly in the European Union (“EU”);

•	risks associated with trade restrictions and foreign import requirements, including the importation, certification and localization of our solutions required in foreign countries, as well as changes in trade, tariffs, restrictions or requirements;

•	potentially different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	management communication and integration problems resulting from cultural differences and geographic dispersion;

•	increased turnover of international personnel as compared to our domestic operations;

•	potentially adverse tax consequences, including multiple and possibly overlapping tax structures, the complexities of foreign value added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

•	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

•	the uncertainty and limitation of protection for intellectual property rights in some countries;

•	increased financial accounting and reporting burdens and complexities; and

•	lack of familiarity with locals laws, customs and practices, and laws and business practices favoring local competitors or commercial parties.

The occurrence of any one of these risks could harm our international business and, consequently, our operating results. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or net income.

Adverse economic conditions may negatively impact our business.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. Any significant weakening of the economy in the United States or Europe and of the global economy, more limited availability of credit, a reduction in business confidence and activity, decreased government spending, economic uncertainty and other difficulties may affect one or more of the sectors or countries in which we sell our solutions. Global economic and political uncertainty may cause some of our customers or potential customers to curtail spending generally or IT and identity and data governance spending specifically, and may ultimately result in new regulatory and cost challenges to our international operations. In addition, a strong dollar could reduce demand for our products in countries with relatively weaker currencies. These adverse conditions could result in reductions in sales of our solutions, longer sales cycles, slower adoption of new technologies and increased price competition. Any of these events could have an adverse effect on our business, operating results and financial position.

Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.

Growth forecasts included in this prospectus relating to our market opportunity and the expected growth in that market are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if this market meets our size estimate and experiences the forecasted growth, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers and our financial results.

We typically bundle customer support with arrangements for our solutions. In deploying and using our platform and solutions, our customers typically require the assistance of our support teams to resolve complex technical and operational issues. We may be unable to modify the nature, scope and delivery of our customer support to compete with changes in product support services provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and adversely affect our operating results. We may also be unable to respond quickly enough to accommodate short-term increases in customer demand for support. Our sales are highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, and our ability to sell our solutions to existing and new customers.

If we fail to meet contractual commitments related to response time, service level commitments or quality of professional services, we could be obligated to provide credits for future service, or face contract termination, which could adversely affect our business, operating results and financial condition.

Depending on the products purchased, our customer agreements contain service level agreements, under which we guarantee specified availability of our platform and solutions. If we are unable to meet the stated service level commitments to our customers or suffer extended periods of unavailability of our SaaS platform or solutions, we may be contractually obligated to provide affected customers with service credits or customers could elect to terminate and receive refunds for prepaid amounts. In addition, if the quality of our professional services do not meet contractual requirements, we may be required to re-perform the services at our expense or refund amounts paid for the services. Any failure to meet these contractual commitments could adversely affect our revenue, operating results and financial condition and any failure to meet service level commitments or extended service outages of our SaaS solutions could adversely affect our business and reputation as customers may elect not to renew and we could lose future sales.

Our business depends, in part, on sales to the public sector, and significant changes in the contracting or fiscal policies of the public sector could have an adverse effect on our business.

We derive a portion of our revenue from sales of our solutions to federal, state, local and foreign governments, and we believe that the success and growth of our business will continue to depend in part on our successful procurement of government contracts. Factors that could impede our ability to maintain or increase the amount of revenue derived from government contracts include:

•	changes in fiscal or contracting policies;

•	decreases in available government funding;

•	changes in government programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations; and

•	potential delays or changes in the government appropriations or other funding authorization processes.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions or otherwise have an adverse effect on our business, operating results and financial condition.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Our customers’ storage and use of data concerning, among others, their employees, contractors, customers and partners is essential to their use of our platform and solutions. We have implemented various features intended to enable our customers to better comply with applicable privacy and security requirements in their collection and use of data, but these features do not ensure their compliance and may not be effective against all potential privacy and data security concerns.

A wide variety of domestic and foreign laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, disposal and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and may result in regulatory and public scrutiny and escalating levels of enforcement and sanctions. Our failure to comply with applicable laws and regulations, or to protect any personal data, could result in enforcement action against us, including fines, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could adversely affect our business, operating results, financial performance and prospects.

Evolving and changing definitions of personal data and personal information within the EU, the United States and elsewhere may limit or inhibit our ability to operate or expand our business.

In jurisdictions outside of the United States, we may face data protection and privacy requirements that are more stringent than those in place in the United States. In the EU, for example, Directive 95/46/EC (the “Directive”) has required EU member states to implement data protection laws to meet the strict privacy requirements of the Directive. Among other requirements, the Directive regulates transfers of personal data that is subject to the Directive (“Personal Data”) to third countries, such as the United States, that have not been found to provide adequate protection to such Personal Data. The safe harbor framework previously relied on to ensure compliance with the Directive is no longer deemed to be a valid method of compliance with requirements set forth in the Directive, and so we face uncertainty as to whether our efforts to comply with our obligations under European privacy laws are sufficient. We and our customers are at risk of enforcement actions taken by certain EU data protection authorities until such point in time that we may be able to ensure that all transfers of Personal Data to us in the United States from the EU are conducted in compliance with all applicable regulatory obligations, the guidance of data protection authorities and evolving best practices. The Directive will be replaced in time with the European General Data Protection Regulation (“GDPR”), which will enter into force on May 25, 2018, and which may impose additional obligations, costs and risk upon our business. The GDPR may increase substantially the penalties to which we could be subject in the event of any non-compliance. In addition, we may incur substantial expense in complying with the new obligations to be imposed by the GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenues and our business overall.

In addition, we are subject to certain contractual obligations and privacy policies and practices regarding the collection, use, storage, transfer, disclosure, disposal or processing of personal data. Even the perception of a failure by us to comply with such contractual obligations and/or privacy policies and practices or other privacy concerns, whether or not valid, may harm our reputation, inhibit adoption of our solutions by current and future customers or adversely impact our ability to attract and retain workforce talent.

Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims. In addition, future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our customers’ ability to collect, use or disclose data relating to individuals, which could decrease demand for our platform and solutions, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Around the world, there are numerous lawsuits in process against various technology companies that process personal data. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy and data security that are applicable to the businesses of our customers may limit the use and adoption of our platform or solutions and reduce overall demand for them. Privacy concerns, whether or not valid, may inhibit market adoption of our platform. Additionally, concerns about security or privacy may result in the adoption of new legislation that restricts the implementation of technologies like ours or requires us to make modifications to our platform, which could significantly limit the adoption and deployment of our technologies or result in significant expense to modify our platform.

We publicly post our privacy policies and practices concerning our processing, use and disclosure of the personally identifiable information provided to us by our website visitors. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our actual policies and practices or if our practices are found to be unfair.

Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance relationships that may involve the sharing of data.

We use third-party licensed software in or with our solutions, and the inability to maintain these licenses or issues with the software we license could result in increased costs or reduced service levels, which would adversely affect our business.

Our solutions include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. We anticipate that we will continue to rely on such third-party software and intellectual property in the future. This exposes us to risks over which we may have little or no control. The third-party software we currently license may not always be available and we may not have access to alternative third-party software on commercially reasonable terms. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new solutions, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed, if at all. Also, to the extent that our platform and solutions depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in such third-party software could prevent the deployment or impair the functionality of our platform, delay new feature introductions, result in a failure of our platform and injure our reputation.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our operating results.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

At June 30, 2017, we had approximately $            million of borrowings outstanding under our credit facility, which consist of a $160 million term loan facility, a $7.5 million revolving credit facility (under which we have no outstanding borrowings) and a letter of credit sub-facility. Our interest expense during the years ended 2015 and 2016 and the six months ended June 30, 2017 was approximately $3.9 million, $7.3 million and $            million, respectively. We intend to use a portion of the net proceeds from this offering to repay approximately $            million of the borrowings outstanding under our term loan facility. Currently, our credit facility requires that all proceeds from an initial public offering of our capital stock be used to repay borrowings outstanding under our credit facility. We anticipate that this requirement will be waived or amended prior to or in connection with the effectiveness of this Registration Statement. If this requirement is not waived or amended, we would be required to use the proceeds of this offering to repay borrowings outstanding under our credit facility. See the section titled “Use of Proceeds.”

The credit agreement governing our credit facility contains various covenants that are operative so long as our credit facility remain outstanding. The covenants, among other things, limit our and certain of our subsidiaries’ abilities to:

•	incur additional indebtedness or guarantee indebtedness of others;

•	create additional liens on our assets;

•	pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock;

•	make investments, including acquisitions;

•	make capital expenditures;

•	enter into mergers or consolidations or sell assets;

•	sell our subsidiaries;

•	engage in sale and leaseback transactions; and

•	enter into transactions with affiliates.

Our credit facility also contains numerous affirmative covenants, including financial covenants. Even if our credit facility is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

If we experience a decline in cash flow due to any of the factors described in this “Risk Factors” section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness and meeting the financial covenants set forth in our credit facility. If we are unable to generate sufficient cash flow or otherwise to obtain the funds necessary to make required payments under our credit facility, or if we fail to comply with the various requirements of our indebtedness, we could default under our credit facility. Any such default that is not cured or waived could result in an acceleration of indebtedness then outstanding under our credit facility, an increase in the applicable interest rates under our credit facility, and a requirement that our subsidiaries that have guaranteed our credit facility pay the obligations in full, and would permit the lenders to exercise remedies with respect to all of the collateral that is securing our credit facility, including substantially all of our and our subsidiary guarantors’ assets. Thus, any such default could have a material adverse effect on our liquidity and financial condition.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success will depend, in part, on our ability to expand our solutions and services and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may choose to do so through the acquisition of, or investment in, new or complementary businesses and technologies rather than through internal development. The identification of suitable acquisition or investment candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions or investments. The risks we face in connection with acquisitions and/or investments include:

•	an acquisition may negatively affect our operating results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire;

•	an acquisition or investment may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products or effectively integrate them into or with our existing solutions;

•	our use of cash to pay for acquisitions or investments would limit other potential uses for our cash;

•	if we incur debt to fund any acquisitions or investments, such debt may subject us to material restrictions on our ability to conduct our business; and

•	if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could adversely affect our business, operating results and financial condition.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

We rely on copyrights and trade secret laws, confidentiality procedures, employment proprietary information and inventions assignment agreements, trademarks and patents to protect our intellectual property rights. However, the steps we take to protect our intellectual property may not be adequate. To protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisers, channel partners, resellers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, if others independently discover trade secrets and proprietary information, we would not be able to assert trade secret rights against such parties. To protect our intellectual property, we may be required to spend significant resources to obtain, monitor and enforce such rights. Litigation brought to enforce our intellectual property could be costly, time-consuming and distracting to management and could be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property, which may result in the impairment or loss of portions of our intellectual property. The laws of some foreign countries do not protect our intellectual property to the same extent as the laws of the United States, and effective intellectual property protection and mechanisms may not be available in those jurisdictions. We may need to expend additional resources to defend our intellectual property in these countries, and our inability to do so could impair our business or adversely affect our international expansion. Even if we are able to secure intellectual property, there can be no assurances that such rights will provide us with competitive advantages or distinguish our platform or solutions and services from those of our competitors or that our competitors will not independently develop similar technology.

We may be subject to intellectual property rights claims by third parties, which may be costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We have in the past and may in the future be subject to notices that claim we have infringed, misappropriated or misused the intellectual property of our competitors or other third parties, including patent holding companies whose sole business is to assert such claims. To the extent we increase our visibility in the market, we face a higher risk of being the subject of intellectual property claims. Additionally, we do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now or in the future have significantly larger and more mature patent portfolios than we do.

Any intellectual property claims, with or without merit, could be time-consuming and expensive and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any aspect of our business that may ultimately be determined to infringe on or misappropriate the intellectual property rights of another party, we could be forced to limit or stop sales of licenses to our platform and solutions and may be unable to compete effectively. Furthermore, we may be subject to indemnification obligations with respect to third-party intellectual property pursuant to our agreements with our channel partners or customers. Any of these results would adversely affect our business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them or otherwise be liable for losses suffered or incurred as a result of claims of intellectual property infringement or misappropriation, damages caused by us to property or persons, or other liabilities relating to or arising from our platform, solutions, services or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement.

From time to time, customers also require us to indemnify or otherwise be liable to them for breach of confidentiality, violation of applicable law or failure to implement adequate security measures with respect to their data stored, transmitted or accessed using our platform. Although we normally seek contractual limitations to our liability with respect to the foregoing obligations, the existence of such a dispute may have adverse effects on our customer relationship and reputation and even if we contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any assertions by a third party, whether or not successful, with respect to any of these indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that customer and other current and prospective customers, reduce demand for our platform and solutions, and harm our brand, business, operating results and financial condition. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and adversely affect our business and operating results.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers or other parties.

We could in the future be subject to claims that we, our employees or our contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential solutions or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Some aspects of our platform and solutions are built using open source software, and we intend to continue to use open source software in the future. From time to time, we contribute software source code to open source projects under open source licenses or release internal software projects under open source software licenses, and anticipate doing so in the future. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to monetize our products. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source software license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement or violation. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software and, thus, may contain security vulnerabilities or broken code. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we may be unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, operating results and financial condition.

We may be required to defer recognition of some of our license revenue, which may harm our operating results in any given period.

We may be required to defer recognition of license revenue for a significant period of time after entering into an agreement due to a variety of factors, including, among other things, whether:

•	the transaction involves products or features that are under development;

•	the transaction involves extended payment terms; or

•	the transaction involves acceptance criteria.

Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered elements, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition well after the time of delivery, which may adversely affect our financial results in any given period.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, capitalized internal-use software costs, income taxes, other non-income taxes, business combinations and valuation of goodwill and purchased intangible assets and stock-based compensation. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Changes in existing financial accounting standards or practices, or taxation rules or practices, may harm our operating results.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could harm our operating results or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, in May 2014 the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), for which certain elements may impact our accounting for revenue and costs incurred to acquire contracts.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, foreign or other authorities to collect additional or past sales tax could adversely affect our business.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our platform in various jurisdictions is unclear. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise adversely affect our business, operating results and financial condition.

We file sales tax returns in certain states within the United States as required by law and certain customer contracts for a portion of the products that we provide. We do not collect sales or other similar taxes in other states and many of such states do not apply sales or similar taxes to the vast majority of the products that we provide. However, one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, use tax or other taxes, either retroactively, prospectively or both, could adversely affect our business, operating results and financial condition.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and operating results could be materially and adversely affected.

We believe we generate a portion of our revenues from our products and services because our customers use our products and services as part of their efforts to achieve and maintain compliance with certain government regulations and industry standards, and we expect that will continue for the foreseeable future. Examples of industry standards and government regulations include the Payment Card Industry Data Security Standard (“PCI-DSS”); the Federal Information Security Management Act (“FISMA”) and associated National Institute for Standards and Testing (“NIST”) Network Security Standards; the Sarbanes-Oxley Act; Title 21 of the U.S. Code of Federal Regulations, which governs food and drugs industries; the North American Electric Reliability Corporation Critical Infrastructure Protection Plan (“NERC-CIP”); the proposed European General Data Protection Regulation; the German Federal Financial Supervisory Authority (“BaFin”) Minimum Requirements for Risk Management; and the Monetary Authority of Singapore’s Technology Risk Management Notices. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could affect whether our customers believe our solution assists them in maintaining compliance with such laws or regulations. If our solutions fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The U.K. Bribery Act is similar but even broader in scope in that it prohibits bribery of private (non-government) persons as well. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Our sales model presents some risk under these laws. We leverage third parties, including channel partners, to sell our solutions and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies, state-owned or affiliated entities and non-governmental commercial entities, and may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with these laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, operating results and financial condition.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. We are also subject to Israeli export controls on encryption technology for SecurityIQ. If the applicable U.S. or Israeli requirements regarding export of encryption technology were to change or if we change the encryption means in our products, we may need to satisfy additional requirements in the United States or Israel. There can be no assurance that we will be able to satisfy any additional requirements under these circumstances in either the United States or Israel.

In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries. Although we take precautions to prevent our products from being provided in violation of such laws, our products may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and monetary penalties. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. Although we take precautions to prevent transactions with U.S. sanction targets, we could inadvertently provide our products to persons prohibited by U.S. sanctions. This could result in negative consequences to us, including government investigations, penalties and harm to our reputation.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our operating results.

Based on our current corporate structure, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. In addition, the authorities in these jurisdictions could challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business and operating results.

Our ability to use net operating losses and other tax attributes to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (“NOLs”), tax credits or other tax attributes, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs may be subject to substantial limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Sections 382 and 383 of the Internal Revenue Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Internal Revenue Code. Our NOLs may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs. Furthermore, our ability to utilize our NOLs is conditioned upon our attaining profitability and generating U. S. federal and state taxable income.

We function as a HIPAA “business associate” for certain of our customers and, as such, are subject to strict privacy and data security requirements. If we fail to comply with any of these requirements, we could be subject to significant liability, all of which can adversely affect our business as well as our ability to attract and retain new customers.

The Health Insurance Portability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations (“HIPAA”), imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates.” We function as a business associate for certain of our customers that are HIPAA covered entities and service providers, and in that context we are regulated as a business associate for the purposes of HIPAA. If we are unable to comply with our obligations as a HIPAA business associate, we could face substantial civil and even criminal liability. Modifying the already stringent penalty structure that was present under HIPAA prior to HITECH, HITECH created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

The HIPAA covered entities and service providers to which we provide services require us to enter into HIPAA-compliant business associate agreements with them. These agreements impose stringent data security obligations on us. If we are unable to meet the requirements of any of these business associate agreements, we could face contractual liability under the applicable business associate agreement as well as possible civil and criminal liability under HIPAA, all of which can have an adverse impact on our business and generate negative publicity, which, in turn, can have an adverse impact on our ability to attract and retain new customers.

Risks Related to this Offering and Ownership of Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an emerging growth company. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

There has been no prior public trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

We intend to apply for the listing of our common stock on the NYSE under the symbol “SAIL.” However, there has been no prior public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.

The trading price of our common stock could be volatile, which could cause the value of your investment to decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new products or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how customers perceive the benefits of our platform;

•	shifts in the mix of revenue attributable to perpetual licenses and to SaaS subscriptions from quarter to quarter;

•	departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock;

•	actual or anticipated changes or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	changes in actual or future expectations of investors or securities analysts;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events in our domestic and foreign markets; and

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, operating results and financial condition.

If securities analysts or industry analysts were to downgrade our stock, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our stock or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our stock price and trading volume could decline.

Investors in this offering will experience immediate and substantial dilution of $             per share.

Based on an assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $            per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of June 30, 2017, after giving effect to this offering would be $            per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See the section titled “Dilution” below.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could reduce the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of June 30, 2017, upon completion of this offering, we will have approximately              shares of common stock outstanding (assuming an initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)). All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described in the section titled “Underwriting,” we, our directors and executive officers, the Thoma Bravo Funds and substantially all of the other holders of our common stock or stock options outstanding immediately prior to this offering (including holders of shares of common stock to be issued as a result of the Preferred Stock Conversion) have agreed or will agree to enter into lock-up agreements with the underwriters of this offering pursuant to which we and they have agreed or will agree that, subject to certain exceptions, we and they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. See the section titled “Underwriting” and “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements, could cause our stock price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We may issue additional capital stock in the future that will result in dilution to all other stockholders. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Management will have broad discretion over the use of proceeds from this offering.

The principal purposes of this offering include increasing our capitalization and financial flexibility, creating a public market for our stock, thereby enabling access to the public equity markets by our employees and stockholders, obtaining additional capital and increasing our visibility in the marketplace. We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures, and to repay a portion of the borrowings outstanding under our term loan facility. See “Use of Proceeds.” We cannot specify with certainty the particular uses of the net proceeds to us from this offering. Accordingly, we will have broad discretion in using these proceeds and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Our charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Our charter and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	after Thoma Bravo ceases to beneficially own at least 30% of the outstanding shares of our common stock, removal of directors only for cause;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	allowing only our board of directors to fill vacancies on our board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

•	after Thoma Bravo ceases to beneficially own at least 30% of the outstanding shares of our common stock, a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	after we cease to be a controlled company, the requirement that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president (in the absence of a chief executive officer), which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	after we cease to be a controlled company, the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our charter relating to the management of our business (including our classified board structure) or certain provisions of our bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•	the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and

•	a prohibition of cumulative voting in the election of our board of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Our charter also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (“DGCL”), and prevents us from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group who acquires at least 15% of our voting stock) for a period of three years from the date such person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. However, our charter also provides that transactions with Thoma Bravo, including the Thoma Bravo Funds, and any persons to whom any Thoma Bravo Fund sells its common stock will be deemed to have been approved by our board of directors.

Thoma Bravo has a controlling influence over matters requiring stockholder approval, which could delay or prevent a change of control.

Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, beneficially owned in the aggregate     % of our common stock as of                     , 2017 and, after this offering, will beneficially own in the aggregate     % of our common stock (or, if the underwriters’ over-allotment option is exercised in full,     % of our common stock). As a result, Thoma Bravo could exert significant influence over our operations and business strategy and would have sufficient voting power to effectively control the outcome of matters requiring stockholder approval. These matters may include:

•	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our charter and bylaws, which govern the rights attached to our common stock.

This concentration of ownership of our common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our share price.

Thoma Bravo may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Thoma Bravo is in the business of making or advising on investments in companies and holds (and may from time to time in the future acquire) interests in or provides advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Thoma Bravo may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that no officer or director of the Company who is also an officer, director, employee, managing director or other affiliate of Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us or does not communicate information regarding a corporate opportunity to us.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our charter or bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our charter described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or operating results.

For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation and any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We expect to be a controlled company within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, Thoma Bravo will beneficially own, on a combined basis, a majority of the combined voting power of all classes of our outstanding voting stock. As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following the offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See the section titled “Management—Status as a Controlled Company” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements of historical fact included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract and retain customers, including larger organizations;

•	our ability to deepen our relationships with existing customers;

•	our expectations regarding our customer growth rate;

•	our business plan and beliefs and objectives for future operations;

•	trends associated with our industry and potential market;

•	benefits associated with use of our platform and services;

•	our ability to develop or acquire new solutions, improve our platform and solutions and increase the value of our platform and solutions;

•	our ability to compete successfully against current and future competitors;

•	our ability to further develop strategic relationships;

•	our ability to achieve positive returns on investments;

•	our ability to acquire complementary businesses, products or technology;

•	our plans to further invest in and grow our business, and our ability to effectively manage our growth and associated investments;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to increase our revenue, our revenue growth rate and gross margin;

•	our ability to generate sufficient revenue to achieve and sustain profitability;

•	our future financial performance, including trends in revenue, cost of revenue, operating expenses, other income and expenses, income taxes, billings and customers;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

•	our ability to raise capital and the loans of those financings;

•	our ability to attract, train and retain qualified employees and key personnel;

•	our ability to maintain and benefit from our corporate culture;

•	our ability to successfully identify, acquire and integrate companies and assets;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to maintain, protect and enhance our intellectual property and not infringe upon others’ intellectual property; and

•	our anticipated uses of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations and is inherently imprecise, and you are cautioned not to give undue weight to these estimates. In addition, the industry in which we operate, as well as the projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate, are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus, that could cause results to differ materially from those expressed in these publications and reports.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by Forrester, Gartner, Inc. (“Gartner”), IBM Security, IDC, KuppingerCole, McAfee, Ponemon Institute, Risk Based Security and Verizon, or other publicly available information. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information.

The Gartner reports referenced herein (the “Gartner Reports”) represent research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $            million (or approximately $            million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures, and to repay $            million of the borrowings outstanding under our term loan facility. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions at this time.

As of June 30, 2017, we had $            million of borrowings outstanding under our term loan facility. The term loan facility matures on August 16, 2021 and bears interest at a variable rate. At June 30, 2017, the weighted average interest rate on borrowings under our term loan facility was     %. All of the outstanding borrowings under our term loan facility that were incurred within one year were incurred for working capital, except $50.0 million was incurred in June 2017 to partially fund a $50.4 million dividend paid to the holders of our preferred stock on a rata basis.

Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of proceeds to us from this offering as described above, we intend to invest the net proceeds to us from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $            million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $            million, assuming the assumed initial public offering price remains the same.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facility places restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017:

•	on an actual basis;

•	on a pro forma basis, giving effect to the June 2017 amendment to our credit facility (which is described in the section titled “Description of Indebtedness”), a $50.4 million dividend payment to our preferred stockholders in June 2017, the Preferred Stock Conversion and the Stock Split; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of shares of our common stock in this offering, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as set forth under the section titled “Use of Proceeds.”

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” that are included elsewhere in this prospectus.

	As of March 31, 2017
	Actual	Pro Forma		Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents(1)	$24,561	$		$

Long-term debt, net of current portion:	$107,445	$		$
Redeemable convertible preferred stock, $0.0001 par value per share—500,000 shares authorized, 223,970 issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	223,970		—		—
Stockholder’s deficit:
Common stock, $0.0001 par value per share—59,500,000 shares authorized and 47,494,601 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	5
Treasury stock, at cost—124,265 shares, actual; shares, pro forma and pro forma as adjusted	(258)
Additional paid-in capital(1)	3,984
Accumulated deficit	(19,912)

Total stockholders’ (deficit) equity(1)	(16,181)

Total capitalization(1)	$315,234	$		$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            million, $            million, $            million and $            million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares offered by us at the assumed offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase or decrease cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, $ million, $ million and $ million, respectively, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, pro forma as adjusted cash and cash equivalents, total stockholders’ equity and total capitalization and shares outstanding as of March 31, 2017 would be $            , $            , $              and             shares, respectively.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering. Dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of June 30, 2017 was $            , or $            per share. Our pro forma net tangible book value as of June 30, 2017 was $            , or $            per share, based on the total number of shares of our common stock outstanding as of June 30, 2017, after giving effect to the Preferred Stock Conversion and the Stock Split, both of which will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of              shares of our common stock in this offering at the initial public offering price of $            per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2017 would have been $            , or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $            per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share			$(1)
Pro forma net tangible book value per share as of June 30, 2017	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of our common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after the completion of this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering would be $            per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering would be $            per share.

The following table presents, as of June 30, 2017, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of              shares of our common stock (assuming an initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), which conversion will occur immediately prior to the completion of this offering, and (ii) the sale by us of              shares of our common stock in this offering at the initial public offering price of $            per share, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors purchasing shares of our common stock in this offering

Totals		100%		$	100%

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option were exercised in full, our existing stockholders would own     % and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our capital stock outstanding immediately after completion of this offering.

To the extent that any outstanding options to purchase shares of our common stock are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the selected consolidated statement of operations data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the three months ended March 31, 2016 and 2017 and the selected consolidated balance sheet data as of March 31, 2017 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements, and the unaudited consolidated financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2017.

The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Licenses	$44,124	$54,395	$9,892	$12,236
Subscription	29,930	49,364	10,969	14,952
Services and other	21,302	28,653	6,591	8,278

Total revenue	95,356	132,412	27,452	35,466
Cost of revenue:
Licenses	4,293	4,278	1,033	1,087
Subscription(1)	9,815	13,051	2,813	3,575
Services and other(1)	15,151	19,709	4,223	5,473

Total cost of revenue	29,259	37,038	8,069	10,135

Gross profit	66,097	95,374	19,383	25,331
Operating expenses:
Research and development(1)	19,965	24,358	5,492	6,927
General and administrative(1)	7,474	9,680	2,663	3,032
Sales and marketing(1)	46,831	58,607	13,387	15,173

Total operating expenses	74,270	92,645	21,542	25,132

(Loss) income from operations	(8,173)	2,729	(2,159)	199
Other income (expense):
Interest expense, net	(3,883)	(7,277)	(1,032)	(2,657)
Other expense, net	(1,365)	(610)	(247)	(64)

Total other expense	(5,248)	(7,887)	(1,279)	(2,721)

Loss before income taxes	(13,421)	(5,158)	(3,438)	(2,522)
Income tax benefit	2,614	1,985	1,324	239

Net loss	$(10,807)	$(3,173)	$(2,114)	$(2,283)

Accretion of dividends on redeemable convertible preferred stock	(21,597)	(23,618)	(5,694)	(6,170)

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016		2016	2017
	(In thousands, except share and per share data)
Net loss attributable to common stockholders	$(32,404)		$(26,791)	$(7,808)		$(8,453)

Net loss per share attributable to common stockholders(2):
Basic and diluted	$(0.74)		$(0.58)	$(0.17)		$(0.18)

Weighted-average number of common shares used in computing net loss per share attributable to common stockholders(2):
Basic and diluted	43,929,159		45,933,218	45,933,218		47,208,477

Pro forma net loss per share attributable to common stockholders(2)(3):
Basic and diluted		$			$

Pro forma weighted-average number of common shares used in computing net loss per share attributable to common stockholders(2)(3):
Basic and diluted

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands)
Cost of revenue—subscription	$12	$34	$6	$9
Cost of revenue—services and other	20	63	12	18
Research and development	62	118	22	30
General and administrative	28	96	20	30
Sales and marketing	124	257	45	71

Total stock-based compensation	$246	$568	$105	$158

(2)	See Note 12 to our audited consolidated financial statements and Note 17 to our audited consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to compute the historical and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(3)	Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average common shares outstanding have been computed to give effect to (a) the Preferred Stock Conversion and the Stock Split, both of which will occur immediately prior to the completion of this offering, and (b) the issuance by us of shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma data is presented for informational purposes only and does not purport to represent what our net income or net income per share attributable to common stockholders actually would have been had the Preferred Stock Conversion and the Stock Split occurred on January 1, 2016 or to project our net income or net income per share for any future period.

	As of December 31,		As of March 31, 2017
	2015	2016
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,896	$18,214	$24,561
Working capital, excluding deferred revenue(1)	27,982	60,047	60,681
Total assets	371,504	387,410	385,357
Deferred revenue, current and non-current portion	34,888	55,104	57,217
Long-term debt, net of current portion	99,770	107,344	107,445
Total liabilities	160,465	177,307	177,568
Redeemable convertible preferred stock	222,898	223,987	223,970
Total stockholders’ (deficit) equity	(11,859)	(13,884)	(16,181)

(1)	We define working capital as current assets less current liabilities, excluding deferred revenue.

NON-GAAP FINANCIAL MEASURES

In addition to our financial information presented in accordance with GAAP, we use certain non-GAAP financial measures to clarify and enhance our understanding of past performance and future prospects. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flow that includes or excludes amounts that are included or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. As discussed below, we monitor the non-GAAP financial measures described below, and we believe they are helpful to investors.

Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry because they may calculate non-GAAP financial results differently. In addition, there are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and exclude expenses that may have a material impact on our reported financial results. In particular, interest expense and cash paid for interest, which is excluded from adjusted EBITDA and UFCF, respectively, have been and will continue to be a significant recurring expense in our business for the foreseeable future. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge you to review the reconciliations of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss) adjusted to exclude income taxes, interest expense, net, depreciation and amortization, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation expense.

We believe that adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. We believe that adjusted EBITDA is an important measure for evaluating our performance because it facilitates comparisons of our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation. In addition, we base certain of our forward-looking estimates and budgets on adjusted EBITDA.

The following table reflects the reconciliation of adjusted EBITDA to net loss calculated in accordance with GAAP:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands)
Net loss	$(10,807)	$(3,173)	$(2,114)	$(2,283)
Income tax benefit	(2,614)	(1,985)	(1,324)	(239)
Interest expense, net	3,883	7,277	1,032	2,657
Depreciation and amortization	9,620	9,982	2,682	2,476
Purchase accounting adjustment(1)	5,618	1,373	399	55
Acquisition and sponsor related costs	1,518	1,093	270	328
Stock-based compensation	246	568	105	158

Adjusted EBITDA	$7,464	$15,135	$1,050	$3,152

(1)	Purchase accounting adjustment related to the fair value write down of deferred revenue from the Acquisition. For more information relating to such transaction, please see Note 3 to our audited consolidated financial statements appearing elsewhere in this prospectus.

Unlevered Free Cash Flow (UFCF)

UFCF is a non-GAAP financial measure that we calculate as net cash provided by operating activities plus cash interest expense, plus cash paid for sponsor-related costs, less purchases of property and equipment. We believe that UFCF is a useful indicator of liquidity that provides information to management, securities analysts and investors about the amount of cash generated from our core operations that can be used for strategic initiatives, including investing in our business and making strategic acquisitions.

The following table reflects the reconciliation of UFCF to cash provided by operating activities calculated in accordance with GAAP:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands)
Net cash provided by operating activities	$3,560	$6,540	$604	$6,858
Cash paid for interest	3,648	5,848	1,125	2,513
Cash paid for sponsor-related costs	1,253	1,098	291	15
Purchases of property and equipment	(1,232)	(1,263)	(422)	(382)

Unlevered free cash flow (UFCF)	$7,229	$12,223	$1,598	$9,004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth in the section titled “Risk Factors” and in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

Overview

SailPoint is the leading provider of enterprise identity governance solutions. Our open identity platform provides organizations with critical visibility into who currently has access to which resources, who should have access to those resources, and how that access is being used.

We offer both on-premises software and cloud-based solutions, which empower our customers to efficiently and securely govern the digital identities of employees, contractors, business partners and other users, and manage their constantly changing access rights to enterprise applications and data across hybrid IT environments, whether comprised of on-premises, cloud or mobile applications. We help customers enable their businesses with more agile and innovative IT, enhance their security posture and better meet compliance and regulatory requirements. We believe that our open identity platform is a critical, foundational layer of a modern cyber security strategy that complements and builds upon traditional perimeter- and endpoint-centric security solutions, which on their own are increasingly insufficient to secure organizations, and their applications and data. Our customers include many of the world’s largest and most complex organizations, including commercial enterprises, educational institutions and governments.

We were founded by identity industry veterans to develop a new category of identity management solutions and address emerging identity governance challenges. Since our inception, we have focused on driving innovation in the identity market, with our key milestones including:

•	in 2007, we pioneered identity governance and released IdentityIQ, our on-premises identity governance solution;

•	in 2010, we revolutionized provisioning by integrating it with IdentityIQ into a single solution;

•	in 2013, we introduced our cloud-based identity governance solution, IdentityNow;

•	in 2015, we extended identity governance by adding our data governance solution, SecurityIQ, which manages user access to unstructured data, a rapidly growing area of risk; and

•	in 2017, we further extended identity governance with the introduction of our advanced identity analytics solution, IdentityAI, which we intend to make generally available by the end of the year and which is designed to use machine learning technologies to enable rapid detection of security threats before they turn into security breaches.

Our solutions address the complex needs of global enterprises and mid-market organizations. As of June 30, 2017, more than 750 customers across a wide variety of industries were using our products to enable and secure digital identities across the globe. No single customer represented more than 10% of our revenue for the years ended 2015 or 2016 or the three months ended March 31, 2017.

Our revenue grew at a compound annual growth rate of 41% from the year ended 2011 to the year ended 2016. For the years ended December 31, 2015 and 2016, our revenue was $95.4 million and $132.4 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our revenue was $27.5 million and $35.5 million, respectively. During such periods, purchase accounting adjustments related to the Acquisition reduced our revenue by $5.6 million, $1.4 million, $0.4 million and $55 thousand, respectively. For the years ended December 31, 2015 and 2016, our net loss was $10.8 million and $3.2 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our net loss was $2.1 million and $2.3 million, respectively. For the years ended December 31, 2015 and 2016, our net cash provided by operations was $3.6 million and $6.5 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our net cash provided by operations was $0.6 million and $6.9 million, respectively. For the years ended December 31, 2015 and 2016, our UFCF was $7.2 million and $12.2 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our UFCF was $1.6 million and $9.0 million, respectively. Please see the section titled “Non-GAAP Financial Measures” for information regarding our non-GAAP measures, such as UFCF.

Our Business Model

We deliver an integrated set of solutions that supports all aspects of identity governance, including provisioning, access request, compliance controls, password management and data access governance. Our solutions are built on an open identity platform, which offers connectivity to a variety of security and operational IT applications, extending the reach of our identity governance processes and enabling effective identity governance controls across customer environments.

Our set of solutions currently consists of (i) IdentityIQ, our on-premises identity governance solution, (ii) IdentityNow, our cloud-based, multi-tenant governance suite, which is delivered as a subscription service, and (iii) SecurityIQ, our on-premises data access governance solution that secures access to data stored in file servers, collaboration portals, mailboxes and cloud storage systems. See the section titled “Business—Products” for more information regarding our solutions.

For our IdentityIQ and SecurityIQ solutions, our customers typically purchase a perpetual software license, which includes one year of maintenance. Our maintenance provides software maintenance as well as access to our technical support services during the maintenance term. After the initial maintenance period, customers with perpetual licenses may renew their maintenance agreement for an additional fee. For our cloud-based solution, IdentityNow, for a subscription fee, we offer customers access to this solution and infrastructure support for the duration of their subscription agreement. Our standard subscription agreement for our IdentityNow solution has a duration of three years.

Pricing for each of our solutions is dependent on the number of digital identities of employees, contractors, business partners and other users that the customer is entitled to govern with the solution. We also package and price our IdentityIQ and IdentityNow solutions into modules. Each module has unique functionalities, and our IdentityIQ and IdentityNow customers are able to purchase one or more modules, depending on their needs. We package and price SecurityIQ, our data access governance solution, by target storage systems. Thus, our revenue from any customer is generally determined by the number of identities that the customer is entitled to govern as well as the number of modules (for our IdentityIQ and IdentityNow solutions) or target storage systems (for our SecurityIQ solution) purchased by the customer.

Our go-to-market strategy consists of both direct sales and indirect sales through our partnership network of systems integrators, value-added resellers and adjacent technology vendors. We work closely with systems integrators, many of whom have dedicated SailPoint practices (including Accenture, Deloitte, KPMG and PwC), with some dating back more than seven years, and resellers (including value-added resellers such as Optiv) to identify potential sales opportunities and help us increase our reach, and we frequently cooperate with systems integrators to make joint sales proposals to address our mutual customers’ requirements. We also collaborate with technology partners. For example, we collaborate with Microsoft by adding our identity governance capabilities to their access management services. We do not have any material payment obligations to systems integrators, resellers or our technology partners; nor do they have any material payment obligations to us, except that resellers typically purchase solutions directly from us and resell to customers. See the section titled “Business—Partnerships and Strategic Relationships” for more information regarding our partnership network.

In addition to our solutions, we offer professional services to our customers and partners to configure and optimize the use of our solutions as well as training services related to the configuration and operation of our platform. Most of our professional services activity is in support of our partners, who perform a significant majority of all initial and follow-on implementation work for our customers. Most of our consulting services are priced on a time and materials basis; our training services are provided through multiple pricing models, including on a per-person basis (for courses provided at our headquarters and on-site at our customers’ offices) and a flat-rate basis (for our e-learning course).

We devote significant resources to acquire new customers, in both existing and new markets, in order to grow our customer base. In addition, we focus on three distinct opportunities to increase sales to existing customers: (i) expand the number of digital identities; (ii) up-sell additional modules or target storage systems, as applicable, within a single solution; and (iii) cross-sell additional solutions.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

•	Add New Customers Within Existing Markets. We believe that we have penetrated less than % of our target customers in our existing markets and that as a result, there is significant opportunity to expand our footprint in our existing markets through new, greenfield installations and displacement of our competitors’ legacy solutions. To do so, we plan to grow our sales organization, increase and leverage our indirect channel partners and enhance our marketing efforts.

•	Generate Additional Sales to Existing Customers. We believe that our existing customer base provides us with a significant opportunity to drive incremental sales. In most cases, our customers initially purchase a subset of the modules or solutions we offer based on their immediate need. We focus on generating more revenue from the modules that our customers have already purchased from us as our customers grow the number of identities our solutions manage and govern and as our customers deploy our solutions across other business units or geographies within their organizations. Over time, we also identify up-selling and cross-selling opportunities and seek to sell additional modules and solutions to our existing customers.

•	Retain Customers and Maintain Strong Maintenance Renewal Rates. We believe that our ability to retain our customers is an important component of our growth strategy and reflects the long-term value of our customer relationships. As we add new customers, our high renewal rates result in incremental maintenance revenue. Our key strategies to maintain our high renewal rates include focusing on the quality and reliability of our solutions, customer service and support to ensure our customers receive value from our solutions, providing consistent software upgrades and having dedicated customer success teams.

•	Expand into New Markets. We expect to continue to invest significantly in sales, marketing and customer service, as well as our indirect channel partner network, to expand into new geographies and vertical markets. We believe that our market opportunity is large and growing and that the global cyber security market represents a significant growth opportunity for us. During the year ended 2016, we generated only 30% of our revenue outside of the United States. In comparison, Gartner estimates more than 62% of worldwide spending on security products in 2016 was outside of the United States.(3)

(3)	Gartner, Inc., “Gartner, Forecast Information Security Worldwide, 2015-2021, 1Q17 Update,” dated May 18, 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

Key Business Metrics

In addition to our GAAP financial information, we monitor the following key metrics to help us measure and evaluate the effectiveness of our operations:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Number of customers (as of end of period)	520	695	558	725
Subscription revenue as a percentage of total revenue	31%	37%	40%	42%
Adjusted EBITDA (in thousands)	$7,464	$15,135	$1,050	$3,152
Unlevered free cash flow (in thousands)	$7,229	$12,223	$1,598	$9,004

•	Number of Customers. We believe that the size of our customer base is an indicator of our market penetration and that our net customer additions are an indicator of the growth of our business and our future revenue opportunity. We define a customer as a distinct entity, division or business unit of an organization that receives support or has the right to use our cloud-based solutions as of the specified measurement date.

•	Subscription Revenue as a Percentage of Total Revenue. Subscription revenue is a portion of our total revenue and is derived from (i) IdentityNow, our cloud-based solution where customers enter into SaaS subscription agreements with us, and (ii) IdentityIQ and SecurityIQ maintenance and support agreements, but not licenses. As we generally sell our solutions on a per-identity basis, our subscription revenue for any customer is primarily determined by the number of identities that the customer is entitled to govern as part of a SaaS subscription, and the ongoing price paid per-identity under a maintenance and support agreement or SaaS subscription. Thus, we consider our subscription revenue to be the recurring portion of our revenue base and believe that its continued growth as a percentage of total revenue will lead to a more predictable revenue model and increase our visibility to future period total revenues. Because we recognize our subscription revenue ratably over the duration of those agreements, a portion of the revenue we recognize each period is derived from agreements we entered into in prior periods. In contrast, we typically recognize license revenue upon entering into the applicable license, the timing of which is less predictable and may cause significant fluctuations in our quarterly financial results.

•	Adjusted EBITDA. We believe that adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. We believe that adjusted EBITDA is an important measure for evaluating our performance because it facilitates comparisons of our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, purchase accounting adjustments, acquisition and sponsor related costs and stock-based compensation. In addition, we base certain of our forward-looking estimates and budgets on adjusted EBITDA. See the section titled “Non-GAAP Financial Measures” for more information regarding adjusted EBITDA, including the limitations of using adjusted EBITDA as a financial measure, and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

•	Unlevered Free Cash Flow (UFCF). UFCF is a non-GAAP financial measure that we calculate as net cash provided by operating activities plus cash interest expense, plus cash paid for sponsor-related costs, less purchases of property and equipment. We believe that UFCF is a useful indicator of liquidity that provides information to management, securities analysts and investors about the amount of cash generated from our core operations that can be used for strategic initiatives, including investing in our business and making strategic acquisitions. See the section titled “Non-GAAP Financial Measures” for information regarding UFCF, including the limitations of using UFCF as a financial measure, and for a reconciliation of UFCF to net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

Components of Results of Operations

Revenue

License Revenue. We generate license revenue through the sale of our on premises software license agreements. License transactions generally include an amount for first-year maintenance, which we recognize as subscription revenue. We typically recognize license revenue upon entering into the applicable license, assuming all revenue recognition criteria are satisfied. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” for more information. Over time, we expect license revenue to decrease as a percentage of our total revenue as we continue to focus on increasing our subscription revenue as a key strategic priority.

Subscription Revenue. Our subscription revenue consists of fees for (i) ongoing maintenance and support of our licensed solutions and (ii) subscription fees for access to, and related support for, our cloud-based solution. We typically invoice subscription fees in advance in annual installments, and recognize subscription revenue ratably over the term of the applicable agreement, provided that all other revenue recognition criteria have been satisfied. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” for more information. Over time, we expect subscription revenue will increase as a percentage of total revenue as we continue to focus on increasing subscription revenue as a key strategic priority. In the years ended December 31, 2015 and 2016 and the three months ended March 31, 2016 and 2017, our subscription revenue was impacted by purchase accounting adjustments to deferred revenue from the Acquisition. See the section titled “—Impact of Purchase Accounting.”

Services and Other Revenue. Services and other revenue consists primarily of fees from professional services provided to our customers and partners to configure and optimize the use of our solutions as well as training services related to the configuration and operation of our platform. Most of our professional services are priced on a time and materials basis, and we generally invoice customers monthly as the work is performed. We generally have standalone value for our professional services and recognize revenue as services are performed based on an estimated fair value as a separate unit of accounting. See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” for more information. Most of our professional services activity is in support of our partners, who perform the significant majority of all initial and follow-on configuration and optimization work for our customers. Over time, we expect our professional services revenue as a percentage of total revenue to decline as we increasingly rely on partners to help our customers deploy our software. In the years ended December 31, 2015 and 2016, our services and other revenue was impacted by purchase accounting adjustments to deferred revenue from the Acquisition. See the section titled “—Impact of Purchase Accounting.”

Impact of Purchase Accounting. On September 8, 2014, SailPoint Technologies Holdings, Inc. acquired all of the capital stock of SailPoint Technologies, Inc. We refer to this transaction as the Acquisition. As a result of the Acquisition, we applied purchase accounting and a new basis of accounting beginning on the date of the Acquisition. As such, we were required by GAAP to record all assets and liabilities, including deferred revenue and long-lived assets, at fair value as of the effective date of the Acquisition, which in some cases was different than their historical book values. This had the effect of reducing revenue and deferred revenue and increasing cost of revenue from that which would have otherwise been recognized, as described in more detail below.

We assessed the fair value of deferred revenue acquired in the Acquisition to be $10.2 million, representing a decrease of $12.6 million from its historical book value. Recognizing deferred revenue at fair value reduces revenue in the periods subsequent to the Acquisition. The impact of the Acquisition to revenue was $5.6 million in the year ended 2015, $1.4 million in the year ended 2016, $0.4 million in the three months ended March 31, 2016 and $55 thousand for the three months ended March 31, 2017. The effect of the Acquisition on the deferred costs was not material.

Cost of Revenue

Cost of License Revenue. Cost of license revenue consists of amortization expense for developed technology acquired in business combinations and third-party royalties.

Cost of Subscription Revenue. Cost of subscription revenue consists primarily of employee compensation cost (which consists of salaries, benefits, bonuses and stock-based compensation), costs of our customer support organization, contractor costs to supplement our staff levels, allocated overhead, amortization expense for developed technology acquired in business combinations and third-party cloud-based hosting costs.

Cost of Services and Other Revenue. Cost of services and other revenue consists primarily of employee compensation costs of our professional services and training organizations, travel-related costs, contractor costs to supplement our staff levels and allocated overhead.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including the mix of our license, subscription, and services and other revenue, the costs associated with third-party cloud-based hosting services for our cloud-based subscriptions, and the extent to which we expand our customer support and services organizations. We expect that our overall gross margin will fluctuate from period to period depending on the interplay of these various factors. Also, we expect our investment in technology to expand the capability of our services, enabling us to improve our gross margin over time.

License Gross Margin. License gross margin is primarily affected by the cost of third-party royalties and amortization of developed technology acquired in business combinations, neither of which are expected to fluctuate materially from period to period in the near term.

Subscription Gross Margin. Subscription gross margin is primarily affected by the growth in our subscription revenue as compared to the growth in, and timing of, cost of subscription revenue. Subscription gross margin is lower than our license gross margin due to, among other things, costs associated with our customer support organization and the costs associated with our cloud-based solution. We expect to continue to grow our subscription revenue, and the timing and rate of that growth might cause subscription gross margins to fluctuate in the short-term, but improve over time as we expect to see the benefits of scale in the infrastructure investments related to our cloud-based solution.

Services and Other Gross Margin. Services and other gross margin is impacted by the number of customers using our professional services, the hourly rate we are able to charge for our services and the mix of services provided. Services and other gross margin is lower than our license gross margin and our subscription gross margin due to, among other things, costs associated with our professional services and training organizations.

Operating Expenses

Research and Development Expenses. Research and development expenses consist primarily of employee compensation costs, allocated overhead and software and maintenance expenses, which includes cloud-based hosting costs related to the development of our cloud-based solution. We believe that continued investment in our offerings is vital to the growth of our business, and we intend to continue to invest in product development and in SailPoint Labs, our dedicated, stand-alone technology investigation and engineering group, to continue to innovate and offer our customers new solutions and to enhance our existing solutions as our business grows. See the section titled “Business—Research and Development” for more information. We expect such investment to increase on a dollar basis as our business grows.

General and Administrative Expenses. General and administrative expenses consist primarily of employee compensation costs for corporate personnel, such as those in our executive, human resource, facilities, accounting and finance and information technology departments. In addition, general and administrative expenses include third-party professional fees and sponsor-related costs, as well as all other supporting corporate expenses not allocated to other departments. We expect our general and administrative expenses to increase on a dollar basis as our business grows. Also, following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations and professional services.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of employee compensation costs, sales commissions, costs of general marketing and promotional activities, travel-related expenses and allocated overhead. Sales commissions earned by our sales force on subscription contracts are deferred and amortized over the same period that revenue is recognized for the applicable contract. We expect to continue to invest in our sales force for expansion to new geographic and vertical markets. We expect our sales and marketing expenses to increase on a dollar basis and continue to be our largest operating expense category for the foreseeable future.

Allocated Overhead. We allocate shared costs, such as facilities costs (including rent and utilities), information technology costs and recruiting costs, to all departments based on headcount. As such, allocated shared costs are reflected in each cost of revenue and operating expense category.

Other Expense, Net

Other expense, net consists primarily of interest expense and foreign currency transaction gains and losses related to the impact of transactions denominated in a foreign currency. As we have expanded our international operations, our exposure to fluctuations in foreign currencies has increased, and we expect this to continue. Interest expense, net of interest income, consists primarily of interest on our term loan facility plus amortization of debt issuance costs.

Income Tax Expense

Provision for income taxes consists of U.S. and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. We have a full valuation allowance for net deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development for our operations in the United States. We expect to maintain this full valuation allowance for the foreseeable future.

Our income tax rates vary from the federal and state statutory rates due to the valuation allowances on our deferred tax assets and foreign withholding taxes; changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate; changes to the financial accounting rules for income taxes; unanticipated changes in tax rates; differences in accounting and tax treatment of our stock-based compensation and the tax effects of purchase accounting for acquisitions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Seasonality

We have historically experienced seasonality as to when we enter into agreements with customers. We typically enter into a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter (and receive payment in the subsequent quarter). Accordingly, our operating cash flow has historically been higher in the first quarter of each calendar year as a result of a higher quantity of new and renewal agreements commencing in the fourth quarter relative to other quarters. Also, our quarterly gross margins have been affected by this historical trend because the majority of our expenses are personnel-related and are thus relatively fixed in the short-term. This seasonality is reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue results due to the fact that, in accordance with GAAP, we recognize subscription revenue ratably over the term of the applicable agreement. In general, however, this seasonality may make forecasting our future results of operations and financial metrics more difficult, and yearly or quarterly comparisons of our operating results may not be useful and our operating results in any particular period will not necessarily be indicative of the results to be expected for any future period.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands)
Revenue:
Licenses	$44,124	$54,395	$9,892	$12,236
Subscription	29,930	49,364	10,969	14,952
Services and other	21,302	28,653	6,591	8,278

Total revenue	95,356	132,412	27,452	35,466
Cost of revenue:
Licenses	4,293	4,278	1,033	1,087
Subscription(1)	9,815	13,051	2,813	3,575
Services and other(1)	15,151	19,709	4,223	5,473

Total cost of revenue	29,259	37,038	8,069	10,135

Gross profit	66,097	95,374	19,383	25,331
Operating expenses:
Research and development(1)	19,965	24,358	5,492	6,927
General and administrative(1)	7,474	9,680	2,663	3,032
Sales and marketing(1)	46,831	58,607	13,387	15,173

Total operating expenses	74,270	92,645	21,542	25,132

(Loss) income from operations	(8,173)	2,729	(2,159)	199
Other expense, net:
Interest expense, net	(3,883)	(7,277)	(1,032)	(2,657)
Other, net	(1,365)	(610)	(247)	(64)

Total other expense, net	(5,248)	(7,887)	(1,279)	(2,721)
Loss before income taxes	(13,421)	(5,158)	(3,438)	(2,522)
Income tax benefit	2,614	1,985	1,324	239

Net loss	$(10,807)	$(3,173)	$(2,114)	$(2,283)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands)
Cost of revenue—subscription	$12	$34	$6	$9
Cost of revenue—services and other	20	63	12	18
Research and development	62	118	22	30
General and administrative	28	96	20	30
Sales and marketing	124	257	45	71

Total stock-based compensation	$246	$568	$105	$158

The following table sets forth the consolidated statements of operations data for each of the periods presented as a percentage of total revenue:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
Revenue:
Licenses	46%	41%	36%	35%
Subscription	32	37	40	42
Services and other	22	22	24	23

Total revenue	100	100	100	100
Cost of revenue:
Licenses	5	3	4	3
Subscription	10	10	10	10
Services and other	16	15	15	15

Total cost of revenue	31	28	29	28
Gross profit	69	72	71	72
Operating expenses:
Research and development	21	18	20	19
General and administrative	8	7	9	9
Sales and marketing	49	45	49	43

Total operating expenses	78	70	78	71

(Loss) income from operations	(9)	2	(8)	1
Other expense, net:
Interest expense, net	(4)	(5)	(4)	(8)
Other, net	(1)	(0)	(1)	(0)

Total other expense, net	(5)	(5)	(5)	(8)

Loss before income taxes	(14)	(3)	(13)	(7)
Income tax benefit	3	1	5	1

Net loss	(11)%	(2)%	(8)%	(6)%

Comparison of the Three Months Ended March 31, 2016 and 2017

Revenue

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(In thousands, except percentages)
Licenses	$9,892	$12,236	$2,344	24%
Subscription	10,969	14,952	3,983	36%
Services and other	6,591	8,278	1,687	26%

Total revenue	$27,452	$35,466	$8,014	29%

License Revenue. License revenue increased by $2.3 million, or 24%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The increase was primarily a result of adding new customers to our licensed customer base and selling additional licenses into our existing licensed customer base.

Subscription Revenue. Subscription revenue increased by $4.0 million, or 36%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The increase was primarily a result of an increase in ongoing maintenance renewals, an increase in maintenance revenue derived from new licenses as well as new customers using our subscription cloud-based offering. Approximately $0.3 million of the increase in subscription revenue is the result of a decrease in the purchase accounting write down of deferred revenue subsequent to the Acquisition.

Services and Other Revenue. Services and other revenue increased by $1.7 million, or 26%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The increase is primarily a result of an increase in the number of customers using our consulting and training services inclusive of $0.6 million in revenue associated with a single large project.

Cost of Revenue

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(In thousands, except percentages)
Licenses	$1,033	$1,087	$54	5%
Subscription	2,813	3,575	762	27%
Services and other	4,223	5,473	1,250	30%

Total cost of revenue	$8,069	$10,135	$2,066	26%

Cost of License Revenue. The cost of license revenue did not materially change in dollar amount from period to period. During the three months ended March 31, 2016 and 2017, cost of license revenue included $1.0 million in amortization of intangibles acquired in business combinations.

Cost of Subscription Revenue. Cost of subscription revenue increased by $0.8 million, or 27%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. Approximately $0.5 million was the result of our increased headcount, and related allocated overhead, to support growth of our subscription cloud-based offering and ongoing maintenance for our expanding licensed customer base. Approximately $0.3 million was attributable to our increased cloud-based hosting costs. During the three months ended March 31, 2016 and 2017, cost of subscription revenue included $0.8 million and $0.9 million, respectively, in amortization of intangibles acquired in business combinations.

Cost of Services and Other Revenue. Cost of services and other revenue increased by $1.2 million, or 30%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. Approximately 95% of the increase was the result of our increased services and training headcount and related allocated overhead.

Gross Profit and Gross Margin

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(In thousands, except percentages)
Gross profit:
Licenses	$8,859	$11,149	$2,290	26%
Subscription	8,156	11,377	3,221	39%
Services and other	2,368	2,805	437	18%

Total gross profit	$19,383	$25,331	$5,948	31%

Gross margin:
Licenses	90%	91%
Subscription	74%	76%
Services and other	36%	34%
Total gross margin	71%	71%

Licenses. License gross profit increased by $2.3 million, or 26%, during the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The increase was the result of increased license revenues with only minor increases in license costs.

Subscription. Subscription gross profit increased by $3.2 million, or 39%, during the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The increase was the result of subscription revenue growing faster than costs of subscription revenue as we continue to build economies of scale within our customer support organization and our utilization of cloud-based hosting services.

Services and Other. Services and other gross profit increased by $0.4 million, or 18%, during the three months ended March 31, 2017 compared to the three months ended March 31, 2016. This increase was the result of the volume and mix of services provided in the period.

Operating Expenses

	Three Months Ended March 31,		Change
	2016	2017	Amount	%
	(In thousands, except percentages)
Research and development	$5,492	$6,927	$1,435	26%
General and administrative	2,663	3,032	369	14%
Sales and marketing	13,387	15,173	1,786	13%

Total operating expenses	$21,542	$25,132	$3,590	17%

Research and Development Expenses. Research and development expenses increased by $1.4 million, or 26%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. Approximately 85% of this increase was the result of an increase in headcount, and related allocated overhead, to optimize and expand our product offerings as well as pursue innovation in identity governance. Substantially all of the remaining increase in research and development expenses was the result of increased software and maintenance expenses, primarily cloud-based hosting costs related to the development of our cloud-based solution.

General and Administrative Expenses. General and administrative expenses increased by $0.4 million, or 14%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. Approximately 65% of the increase was the result of an increase in corporate headcount, and related allocated overhead, to support the growth and scale of the business.

Sales and Marketing Expenses. Sales and marketing expenses increased by $1.8 million, or 13%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. Approximately 85% of the increase was the result of our increased sales and marketing headcount, and related allocated overhead, to support increased penetration into our existing customer base as well as expansion into new industry verticals and geographic markets. Substantially all of the remaining increase in sales and marketing expenses was the result of increased partner commissions and consulting costs.

Interest Expense, Net

Interest expense, net of interest income, increased by $1.6 million, or 157%, for the three months ended March 31, 2017 compared to the three months ended March 31, 2016. The increase was the result of our entry into a new credit facility, effective in August of 2016, which increased the stated interest rate from 3.7% to 9.0%.

Comparison of the Years Ended December 31, 2015 and 2016

Revenue

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(In thousands, except percentages)
Licenses	$44,124	$54,395	$10,271	23%
Subscription	29,930	49,364	19,434	65%
Services and other	21,302	28,653	7,351	35%

Total revenue	$95,356	$132,412	$37,056	39%

License Revenue. License revenue increased by $10.3 million, or 23%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily a result of adding new customers to our licensed customer base and selling additional licenses into our existing licensed customer base.

Subscription Revenue. Subscription revenue increased by $19.4 million, or 65%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily a result of an increase in ongoing maintenance renewals, an increase in maintenance revenue derived from new licenses, as well as new customers using our subscription cloud-based offering. Approximately $3.9 million of the increase in subscription revenue is the result of a decrease in the purchase accounting write down of deferred revenue subsequent to the Acquisition.

Services and Other Revenue. Services and other revenue increased by $7.4 million, or 35%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase is primarily the result of an increase in the number of customers using our consulting and training services. Approximately $0.3 million of the increase in services and other revenue is the result of a decrease in the purchase accounting write down of deferred revenue subsequent to the Acquisition.

Cost of Revenue

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(In thousands, except percentages)
Licenses	$4,293	$4,278	$(15)	—
Subscription	9,815	13,051	3,236	33%
Services and other	15,151	19,709	4,558	30%

Total cost of revenue	$29,259	$37,038	$7,779	27%

Cost of License Revenue. The cost of license revenue did not materially change in dollar amount from period to period. During the years ended December 31, 2015 and 2016, cost of license revenues included $3.6 million and $4.0 million, respectively, of amortization of intangibles acquired in business combinations.

Cost of Subscription Revenue. Cost of subscription revenue increased by $3.2 million, or 33%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately $2.6 million of the increase was the result of our increased headcount, and related allocated overhead, to support growth of our subscription cloud-based offering and ongoing maintenance for our expanding licensed customer base. Approximately $0.6 million of the increase was the result of our increased cloud-based hosting costs for our cloud-based solution. During the years ended December 31, 2015 and 2016, cost of subscription revenue included $0.4 million and $0.4 million, respectively, of amortization of intangibles acquired in business combinations.

Cost of Services and Other Revenue. Cost of services and other revenue increased by $4.6 million, or 30%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately 95% of the increase was the result of our increased services and training headcount and related allocated overhead.

Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(In thousands, except percentages)
Gross profit:
Licenses	$39,831	$50,117	$10,286	26%
Subscription	20,115	36,313	16,198	81%
Services and other	6,151	8,944	2,793	45%

Total gross profit	$66,097	$95,374	$29,277	44%

Gross margin:
Licenses	90%	92%
Subscription	67%	74%
Services and other	29%	31%
Total gross margin	69%	72%

Licenses. License gross profit increased by $10.3 million, or 26%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was the result of increased license revenue as well as decreased costs on license revenue as a result of acquiring the SecurityIQ technology in July of 2015.

Subscription. Subscription gross profit increased by $16.2 million, or 81%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was the result of subscription revenue growing faster than costs of subscription revenue as we continue to build economies of scale within our customer support organization and our utilization of cloud-based hosting services.

Services and Other. Services and other gross profit increased by $2.8 million, or 45%, during the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase was the result of the volume and mix of services provided in the period.

Operating Expenses

	Year Ended December 31,		Change
	2015	2016	Amount	%
	(In thousands, except percentages)
Research and development	$19,965	$24,358	$4,393	22%
General and administrative	7,474	9,680	2,206	30%
Sales and marketing	46,831	58,607	11,776	25%

Total operating expenses	$74,270	$92,645	$18,375	25%

Research and Development Expenses. Research and development expenses increased by $4.4 million, or 22%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately $4.0 million of the increase was the result of our increased headcount, and related allocated overhead, to optimize and expand our product offerings as well as pursue innovation in identity governance. Approximately $0.5 million of the increase was the result of increased software and maintenance expenses, primarily cloud-based hosting costs related to the development of our cloud-based solution.

General and Administrative Expenses. General and administrative expenses increased by $2.2 million, or 30%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in general and administrative expenses was primarily the result of a $0.9 million increase in corporate staff, and related allocated overhead, to support the growth and scale of the business and a $1.3 million increase in professional service expense, including sponsor-related costs and other consulting and advisory costs.

Sales and Marketing Expenses. Sales and marketing expenses increased by $11.8 million, or 25%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. Approximately $10.2 million of the increase was the result of our increased sales and marketing headcount, and related allocated overhead, to support increased penetration into our existing customer base as well as expansion into new industry verticals and geographic markets. Also contributing to the increase in sales and marketing expenses was a $1.6 million increase in expenses related to advertising and marketing programs and a $1.3 million increase in travel expenses, partially offset by a $0.8 million decrease in consulting costs, and a $0.6 million decrease in amortization expenses.

Other Expense, Net

Other expense, net increased by $0.8 million, or 55%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was primarily a result of fluctuations in foreign currency exchange rates on sales transactions denominated in foreign currencies.

Interest Expense, Net

Interest expense, net of interest income, increased by $3.4 million, or 87%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase was the result of our entry into a new credit facility, effective in August of 2016, which increased the stated interest rate from 3.7% to 9.0%.

Liquidity and Capital Resources

As of March 31, 2017, we had $24.6 million of cash and cash equivalents and $5.0 million of availability under our revolving credit facility. We believe that existing cash and cash equivalents, any positive cash flows from operations and available borrowings under our revolving credit facility will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities and the introduction of new solutions and product enhancements. To the extent existing cash and cash equivalents and borrowings under our revolving credit facility are not sufficient to fund future activities, we may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness may have rights that are senior to holders of our equity securities and could contain covenants that restrict operations. Any additional equity financing may be dilutive to our existing stockholders. Although we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity financing, incur indebtedness, or use cash resources. We have no present understandings, commitments or agreements to enter into any such acquisitions. Also, as of December 31, 2016 and March 31, 2017, we had no material commitments for capital expenditures.

Since inception, we have financed operations primarily through license fees, maintenance fees, subscription fees, consulting and training fees, borrowings under our credit facility and the sale of equity securities. Our principal uses of cash are funding operations and capital expenditures. Over the past several years, revenue has increased significantly from year to year and, as a result, cash flows from customer collections have increased. However, operating expenses have also increased as we have invested in growing our business. Our operating cash requirements may increase in the future as we continue to invest in the strategic growth of our company.

Our Credit Facility

On August 16, 2016, we entered into a senior secured credit facility (our “credit facility”), consisting of a $115 million term loan facility and a $5 million revolving credit facility, pursuant to a credit and guaranty agreement by and among SailPoint Technologies, Inc., as the borrower, and SailPoint Technologies Intermediate Holdings, LLC and SailPoint International, Inc., as guarantors, the lenders party thereto from time to time and Goldman Sachs Bank USA, as administrative agent and collateral agent, which was subsequently amended and restated on November 2, 2016 to provide for a letter of credit sub-facility with an aggregate limit equal to the lesser of $5 million and the aggregate unused amount of the revolving commitments then in effect. Our credit facility was further amended on June 28, 2017 to provide for (i) an increase to the term loan facility in an additional principal amount of $50 million to partially fund a $50.4 million dividend paid to the holders of our preferred stock and (ii) an increase to the revolving credit facility in an additional principal amount of $2.5 million. Each of the term loan facility and revolving credit facility has a maturity of five years and will mature on August 16, 2021.

As of March 31, 2017, the balance outstanding under the term loan facility was $110.0 million. As of March 31, 2017, we had $5.0 million available under the revolving credit facility and $0.1 million in letters of credit outstanding. As of June 30, 2017, the balance outstanding under the term loan facility was $        million, and we had $        million available under the revolving credit facility and $        million in letters of credit outstanding. These amounts are included in long term debt on our consolidated balance sheet.

All of our obligations under our credit facility are guaranteed by our existing and future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of our tangible and intangible assets.

We intend to use $        million of the proceeds from this offering to repay a portion of the borrowings outstanding under our term loan facility (repayment will be subject to a prepayment premium of 1.50%). See the section titled “Use of Proceeds” for additional information regarding our intended use of proceeds from this offering.

See the section titled “Description of Indebtedness” for additional information regarding our credit facility.

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(In thousands)
Cash provided by operating activities	$3,560	$6,540	$604	$6,858
Cash used in investing activities	(16,308)	(1,255)	(420)	(273)
Cash provided by (used in) financing activities	9,849	(1,962)	(35)	(238)

Net (decrease) increase in cash, cash equivalents and restricted cash	$(2,899)	$3,323	$149	$6,347

Cash Flows from Operating Activities

During the three months ended March 31, 2017, cash provided by operating activities was $6.9 million, which consisted of a net loss of $2.3 million, adjusted by non-cash charges of $2.9 million and a net change of $6.2 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $2.5 million, amortization of debt issuance costs of $0.4 million, deferred taxes of $0.1 million and stock-based compensation of $0.2 million. The change in our net operating assets and liabilities was primarily as a result of an increase in deferred revenue of $2.1 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services, a decrease in accounts receivable of $6.5 million due to the timing of receipts of payments from customers, an increase in accounts payable of $0.7 million due to timing of cash disbursements, partially offset by a decrease in prepayments and other assets of $0.3 million, a decrease in income taxes payable of $0.3 million and a decrease in accrued expenses of $2.5 million due primarily to the payout of prior period commissions and bonuses.

During the three months ended March 31, 2016, cash provided by operating activities was $0.6 million, which consisted of a net loss of $2.1 million, adjusted by non-cash charges of $3.0 million and a net change of $0.3 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $2.7 million, amortization of debt issuance costs of $0.2 million, and stock-based compensation of $0.1 million. The change in our net operating assets and liabilities was primarily as a result of an increase in deferred revenue of $1.2 million and a decrease in accounts receivable of $4.7 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services and an increase in accounts payable of $0.4 million partially offset by a decrease in accrued expenses of $5.0 million due to the payment of the prior period accrued commissions, a decrease of $0.2 million in prepayments and other assets and a $1.4 million decrease in income taxes payable.

During 2016, cash provided by operating activities was $6.5 million, which consisted of a net loss of $3.2 million, adjusted by non-cash charges of $8.8 million and a net change of $0.9 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $10.0 million, amortization of debt issuance costs of $0.7 million, and stock-based compensation of $0.6 million, partially offset by $2.5 million in deferred taxes. The change in our net operating assets and liabilities was primarily as a result of an increase in deferred revenue of $20.2 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services and an increase in accrued expenses of $1.7 million related primarily to commissions on our subscription revenue, partially offset by an increase in accounts receivable of $17.2 million due to the timing of receipts of payments from customers, an increase in prepaid expenses and other assets of $3.6 million due to payments for various services to be rendered in subsequent periods and an decrease in accounts payable of $0.3 million due to timing of cash disbursements.

During 2015, cash provided by operating activities was $3.6 million, which consisted of a net loss of $10.8 million, adjusted by non-cash charges of $6.7 million and a net change of $7.7 million in our net operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $9.6 million, amortization of debt issuance costs of $0.1 million, and stock-based compensation of $0.2 million, partially offset by $3.3 million in deferred taxes. The change in our net operating assets and liabilities, net of acquisitions, was primarily a result of an increase in deferred revenue of $11.6 million due to the timing of billings and cash received in advance of revenue recognition primarily for subscription and support services and an increase in accrued expenses of $3.1 million related primarily to commissions on our subscription revenue, partially offset by an increase in accounts receivable of $5.3 million due to the timing of receipts of payments from customers, an increase in prepayments and other assets of $1.1 million due to payments for various services to be rendered in subsequent periods, and an increase in accounts payable of $0.6 million due to timing of cash disbursements.

Cash Flows from Investing Activities

During the three months ended March 31, 2017, cash used in investing activities was $0.3 million, consisting of $0.4 million in purchases of property and equipment, partially offset by $0.1 million in proceeds from sales of property and equipment.

During the three months ended March 31, 2016, cash used in investing activities was $0.4 million, consisting of purchases of property and equipment.

During the year ended 2016, cash used in investing activities was $1.3 million, consisting of purchases of property and equipment.

During the year ended 2015, cash used in investing activities was $16.3 million, consisting of $15.2 million of cash paid for acquisition and $1.2 million in purchases of property and equipment.

Cash Flows from Financing Activities

During the three months ended March 31, 2017, cash used in financing activities was $0.2 million, consisting of $0.3 million for the repurchase of common and preferred stock, partially offset by proceeds from the exercise of stock options.

During the three months ended March 31, 2016, cash used in financing activities was $35 thousand, consisting of repurchases of common and preferred stock held by separated employees.

During the year ended 2016, cash used in financing activities was $2.0 million, consisting of $3.1 million in debt issuance costs and $0.2 million for the repurchase of common and preferred stock, partially offset by $1.3 million in proceeds from the issuance of common and preferred stock.

During the year ended 2015, cash provided by financing activities was $9.8 million, consisting of net proceeds of $10.0 million from a draw down on our prior credit facility and $0.3 million in proceeds from the issuance of common and preferred stock, partially offset by $0.5 million for the repurchase of common and preferred stock.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities, which includes special purposes entities and other structured finance entities.

Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2016:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)
Operating lease obligations	$2,704	$2,085	$619	$—	$—
Related party consulting agreement(1)	2,750	1,250	1,500	—	—
Term loan facility(2)	110,000	—	—	110,000	—
Revolving credit facility(3)	—	—	—	—	—

Total	$115,454	$3,335	$2,119	$110,000	$—

(1)	For more information regarding our consulting agreement with Thoma Bravo, see the section titled “Certain Relationships and Related Party Transactions.”
(2)	The amounts included in the table above represent principal maturities only; long-term debt obligations consisting of interest are not included in the table above because obligations thereunder are floating rate instruments and we cannot determine with accuracy the future interest rates to be charged.

On June 28, 2017, our credit facility was amended to provide for an increase to the term loan facility in an additional principal amount of $50.0 million. We intend to use a portion of the net proceeds from this offering to repay $        million of the borrowings outstanding under our term loan facility. Please see the section titled “Use of Proceeds” for more information.

(3)	As of June 30, 2017, we had $ million of outstanding borrowings under our revolving credit facility and $ million of letters of credit outstanding, and $ million was available for borrowing under our revolving credit facility.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation. We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

We had cash and cash equivalents of $14.9 million, $18.2 million and $24.6 million as of December 31, 2015 and 2016 and March 31, 2017, respectively. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

At March 31, 2017, we also had in place a $5.0 million revolving credit facility, which was undrawn, and a $110 million term loan facility, both of which bear interest based on the adjusted LIBOR rate, as defined in the credit agreement with a 1% floor, plus an applicable margin of 8.0%. A hypothetical 10% change in interest rates would not have resulted in a material impact on our consolidated financial statements.

We did not have any current investments in marketable securities as of December 31, 2015 or 2016 or March 31, 2017.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. Due to our international operations, we have foreign currency risks related to operating expense denominated in currencies other than the U.S. dollar, primarily the euro, British

Pound and the Indian Rupee. As of December 31, 2015 and 2016, and March 31, 2017, our cash and cash equivalents included $0.9 million, $0.9 million and $1.3 million, respectively, held in currencies other than the U.S. dollar. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect our operating results as expressed in U.S. dollars. These amounts are included in other expense, net on our consolidated statements of operations.

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates because, although substantially all of our revenue is generated in U.S. dollars, our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, Europe and Asia. Our results of operations and cash flows could therefore be adversely affected in the future due to changes in foreign exchange rates. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our results of operations or cash flows, and to date, we have not engaged in any hedging strategies with respect to foreign currency transactions. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates, and we may choose to engage in the hedging of foreign currency transactions in the future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the years ended 2015 or 2016 or thus far in 2017 because substantially all of our sales are denominated in U.S. dollars, which have not been subject to material currency inflation, and our operating expenses that are denominated in currencies other than U.S. dollars have not been subject to material currency inflation.

Internal Control Over Financial Reporting

In finalizing our financial statements for our initial public offering, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the U.S., related to the misapplication of GAAP related to earnings per share calculations and presentation of amortization expense related to acquisitions. We are taking steps to remedy this material weakness by establishing more robust processes supporting internal controls over financial reporting, including accounting policies and procedures, additional internal reviews of new accounting positions and our process for selecting and engaging consultants to assist management in determining and evaluating new accounting positions. We cannot assure you that the remediation measures that we have implemented and the further measures that we intend to implement will be sufficient to remediate our existing material weakness or to identify or prevent additional material weaknesses. In addition, we currently anticipate hiring additional finance and accounting personnel as we continue to build our financial reporting infrastructure and further develop and document our financial reporting procedures. We also cannot assure you that we have identified all of our existing material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors—Risks Related to Our Business—Our failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could adversely affect our financial position.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. Our estimates are based on our historical experience, trends and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue from the following sources: (i) fees for licenses, (ii) ongoing maintenance of our licensed products and subscription fees for access to our cloud-based offering and related support and (iii) fees for consulting with our customers on configuring and optimizing the use of our products and subscription services and training services related to the implementation and configuration of our platform.

We recognize revenue net of sales taxes and other applicable taxes, in accordance with GAAP, when all of the following criteria are met: there is persuasive evidence of an arrangement, delivery has occurred or service has been performed, the fee is fixed or determinable, and collectability is probable.

When arrangements involve multiple elements that qualify as separate units of accounting, we allocate revenue to each deliverable based upon its relative selling price. The estimated selling price for each element is based upon the following hierarchy: (i) vendor-specific objective evidence (“VSOE”) of selling price, if available; (ii) third-party evidence (“TPE”) of selling price, if VSOE of selling price is not available; or (iii) best estimate of selling price (“BESP”), if neither VSOE of selling price nor TPE of selling price is available.

We frequently enter into sales arrangements that contain multiple elements or deliverables. For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and separable non-software deliverables as a group based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) VSOE, (ii) TPE and (iii) BESP. Cloud-based services, and professional services related to cloud-based services, are considered to be non-software elements in our arrangements.

VSOE of fair value for each element is based on our standard rates charged for the product or service when such product or service is sold separately or based upon the price established by our pricing committee when that product or service is not yet being sold separately. We establish VSOE for maintenance and professional services using a “bell-shaped curve” approach. When applying the “bell-shaped curve” approach, we analyze all maintenance renewal transactions over the past 12 months for that category of license and plot those data points on a bell-shaped curve to ensure that a high percentage of the data points are within an acceptable margin of the established VSOE rate. This analysis is performed quarterly on a rolling 12-month basis. When we are unable to establish a selling price using VSOE or TPE, we use BESP in the allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. The determination of BESP is made through consultation with and formal approval by our management, taking into consideration the go-to-market strategy, pricing factors and analysis of historical transactions.

Revenue for software arrangements that include undelivered elements is recognized using the residual method. Under the residual method, the fair value of the undelivered elements for which we have established VSOE is deferred and recognized as delivered to the customer and the remaining portion of the agreement fee is recognized as license revenue upon delivery. The determination of fair value of each undelivered element in software arrangements is based on VSOE. If VSOE has not been established for certain undelivered elements in an agreement, revenue is deferred until those elements have been delivered or their VSOE has been determined.

Revenue from maintenance and SaaS services is recognized ratably over the relevant contract period.

Services revenue includes fees from consulting and training services. Consulting and training services are judged to not be essential to the functionality of our software and SaaS offerings, are stated separately in arrangements such that the total price of the arrangements vary as a result of their inclusion or exclusion and have established VSOE. They therefore qualify for separate accounting.

Consulting and training service revenue that qualifies for separate accounting is recognized as the services are performed using the proportional performance method for fixed fee consulting contracts, or when the right to the service expires. The majority of our consulting contracts are billed on a time and materials basis.

In order to account for deliverables in a multiple-deliverable arrangement as separate units of accounting, delivered elements must have standalone value. For SaaS arrangements, in determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services. Professional services sold as part of SaaS arrangements generally qualify for separate accounting.

Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Stock-based Compensation

We recognize compensation costs related to equity awards, including stock options and incentive units, granted based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (generally the vesting period).

The Black-Scholes option-pricing model requires the input of highly subjective assumptions. Our assumptions are as follows:

•	Expected volatility. As we have not been a public company and do not have a trading history for our common stock prior to this offering, the expected stock price volatility for our common stock is estimated by taking the average historical price volatility for industry peers over a period equivalent to the expected term of the stock option grants. We intend to continue to consistently apply this process until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•	Risk-free interest rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Expected dividend yield. We have never declared or paid any cash dividends to common stockholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

•	Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock option awards granted, we base our expected term for awards issued to employees or members of our board of directors on the simplified method, which represents the average period from vesting to the expiration of the stock option.

In addition to the assumptions used in the Black-Scholes option-pricing model, we also estimate a forfeiture rate to calculate the stock-based compensation for our equity awards. We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates used for our stock-based compensation calculations on a prospective basis.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, enterprise value of comparable public companies evaluated on a quarterly basis and the overall market and economic environment.

For stock awards after the completion of this offering, our board of directors intends to determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

Income Taxes

We are subject to federal, state and local taxes in the United States as well as in other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current federal and state income tax in the United States.

We account for uncertain tax positions based on those positions taken or expected to be taken in a tax return. We determine if the amount of available support indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. We then measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our consolidated statements of operations in the period in which such determination is made.

As of December 31, 2016, we had total gross deferred tax assets of approximately $35.2 million, primarily comprised of our net operating loss carryforwards. We have a full valuation allowance for net deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development for our operations in the United States. We will continue to assess the need for a valuation allowance on our deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the periods in which the adjustment is determined to be required.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2 to each of our audited and unaudited consolidated financial statements appearing elsewhere in this prospectus.

LETTER FROM FOUNDER

Thank you for considering an investment in our company.

I have had the privilege to be a co-founder of two software companies, SailPoint and Waveset, focused on the identity management arena, working with many of the same team members across both. Through those experiences, I have learned there are two essential attributes that give a company real staying power – a great market opportunity and a phenomenal team built on solid values to go after it.

Market Opportunity

For the last several decades, as technology’s role expanded in business, and the importance of digital information became paramount in every organization, the protection of that information became critical, giving rise to the IT security industry. Over time, many different technologies and systems were devised to help organizations with the fundamental task of protecting information. At the same time, as the pace of technological innovation accelerated, it also became non-negotiable to empower the organization to rapidly adopt these innovative digital capabilities, so that businesses could remain or become competitive, non-profits could serve more effectively and efficiently, and government organizations could address the myriad needs of their citizens.

But, somewhere along the way, I believe the industry missed something very fundamental – to empower people’s use of technology, while simultaneously protecting the critical information assets those people are accessing, requires the organization to know the IDENTITY of everyone in the environment. And, sadly, many organizations cannot answer two simple questions – “Who has access to what information? Should that person have that access or not?” SailPoint was founded by people who are passionate about helping customers address their identity management challenges, something the founders have been doing for almost two decades. We firmly believe that Identity Governance, which helps organizations address these questions, is a significant opportunity. As the world of enterprise IT becomes increasingly complex with the adoption of cloud and mobile computing, and the cost of failing to properly govern and control identity becomes prohibitively expensive in lost reputation, or even lost revenue, organizations must ensure that they can grow and adapt securely and confidently. That is our opportunity.

Team & Culture

My SailPoint co-founders, Kevin Cunningham and Jackie Gilbert, as well as my co-founders in our prior company, undertook these endeavors with an incredibly strong belief in the power of a team to address any significant challenge. From our experience, we knew that the only sure way to create and grow an effective team was to balance our collective strengths and weaknesses, so that we could successfully address the many needs of a burgeoning business. As we grew, and our needs evolved, this approach guided us to find people that complement our abilities and experiences with their own significant strengths. That attitude is now pervasive throughout our company. None of us is as good as all of us together, and the power to solve the complex issues we face with our customers and partners demands that we find the very best mix of skills, experiences, and creativity in our people. Because we have consistently kept the hiring bar very high, we are blessed to have an amazing team.

While it is difficult to agree upon a single definition of company culture, almost everyone accepts the notion that the root of any company’s culture is its values. We have now held to our four core values for twenty years across these two companies. It’s my privilege to share them with you here:

Innovation – We develop creative solutions to real customer challenges. So much technology in our industry is created without a clear line of sight to how it will help customers solve a real problem. We relentlessly focus our teams on the market drivers that are created by our customers’ pain points, and push our engineering teams to come up with incredibly creative ways to address them. We are broadly recognized as a thought leader in our space.

Integrity – We deliver on the commitments we make. Another common complaint in the technology industry is the tendency of companies to “over-promise and under-deliver”. We make it our point to do the opposite. By simply following through on what we say we’ll do, we engender real trust with our customers and partners, and that starts by doing the same with our team members. In a time when confidence seems to have eroded in institutions all around us, we strive to be truly “trust-worthy”.

Impact – We measure and reward results, not activity. This value stems from a frustration we all shared about the number of people in the workforce who simply don’t strive to move the needle every day. Over time, complacency and bureaucracy have crippled many companies; in other situations, it is not a lack of activity, but a lack of purposeful activity which becomes the organization’s undoing. We do our best to ensure that every one of our employees has a clear view of what they need to do to be successful in serving their customer, whether that customer is internal or external to our company.

Individuals – We value every person in our company. It’s probably apparent by now, but we have a strong belief that companies are really just collections of people, and that if you treat those people like adults and appreciate them, they will do remarkable things together. It is our belief that when you hire incredibly competent people, who also happen to be humble, they create an amazing team.

By employing these four values every day, we have built a team at SailPoint that is unmatched in our industry, as we serve a growing and loyal group of satisfied customers and partners. They rely upon us to deliver compelling solutions to their identity challenges, and trust that we will work alongside them to ensure their success to the best of our ability.

So, that’s it. We have an exciting opportunity. We’ve built what we believe is the best team to go after it. And, we operate with a deeply held set of beliefs which continue to attract more people to our community. We think it’s a winning formula.

We hope you’ll join us on the journey.

Mark McClain

CEO & Founder

BUSINESS

Our Vision

Our fundamental belief is that identity is power. Our mission is to enable enterprises to grow and innovate, securely and efficiently. To do so, we have created our open identity platform that empowers users and governs their access to applications and data across complex, hybrid IT environments.

Overview

SailPoint is the leading provider of enterprise identity governance solutions. Our team of visionary industry veterans launched SailPoint to empower our customers to efficiently and securely govern the digital identities of employees, contractors, business partners and other users, and manage their constantly changing access rights to enterprise applications and data. Our open identity platform provides organizations with critical visibility into who currently has access to which resources, who should have access to those resources, and how that access is being used. We offer both on-premises software and cloud-based solutions, which provide organizations with the intelligence required to empower users and govern their access to applications and data across hybrid IT environments, whether comprised of on-premises, cloud or mobile applications. We help customers enable their businesses with more agile and innovative IT, enhance their security posture and better meet compliance and regulatory requirements. Our customers include many of the world’s largest and most complex organizations, including commercial enterprises, educational institutions and governments.

Organizations globally are investing in technologies such as cloud computing and mobility to improve employee productivity, business agility and competitiveness. Today, enterprise environments are more open and interconnected with their business partners, contractors, vendors and customers. Business users have driven a dramatic increase in the number of applications and data that organizations need to manage, much of which sits beyond the traditional network perimeter. Because of these trends, the attack surface is expanding while well-funded cyber attackers have significantly increased the frequency and sophistication of their attacks. As a result, IT professionals need to manage and secure increasingly complex hybrid IT environments within these extended enterprises.

Attackers frequently target the identity vector as it allows them to leverage user identities to gain access to high-value systems and data while concealing their activity and movements within an organization’s IT infrastructure. The consequences of a data breach can be extremely damaging, with organizations facing significant costs to remediate the breach and repair brand and reputational damage. In addition, governments and regulatory bodies have increased efforts to protect users and their data with a new wave of regulatory and compliance measures that are further burdening organizations and levying severe penalties for non-compliance. As a result of these trends, enterprises are struggling to efficiently manage and secure their digital identities.

We believe that our open identity platform is a critical, foundational layer of a modern cyber security strategy that complements and builds upon traditional perimeter- and endpoint-centric security solutions, which on their own are increasingly insufficient to secure organizations, and their applications and data. We deliver a user-centric security platform that combines identity and data governance solutions to form a holistic view of the enterprise. In combination with our technology partners, we create identity awareness throughout our customers’ environments by providing valuable insights into, and incorporating information from, a broad range of enterprise software and security solutions. Our governance platform provides a system of record for digital identities across our customers’ IT environments while allowing them to remain agile and competitive. Our adaptable solutions integrate seamlessly into existing technology stacks, allowing organizations to maximize the value of their technology investments. Our professionals work closely with customers throughout the implementation lifecycle, from documentation to development to integration.

Our solutions address the complex needs of global enterprises and mid-market organizations. Our go-to-market strategy consists of both direct sales and indirect sales through resellers, such as Optiv, and system integrators. Our mature system integrator channel includes global consultants such as Accenture, Deloitte, KPMG and PwC, all of whom have dedicated SailPoint practices, with some dating back more than 7 years. As of June 30, 2017, more than 750 customers across a wide variety of industries were using our products to enable and secure digital identities across the globe.

Our leadership in identity governance has been recognized by independent research firms. Gartner has named us a leader in their Magic Quadrant for Identity Governance and Administration for the fifth consecutive time.(4) Also, SailPoint has been named a leader in Forrester’s Identity Management and Governance Wave report and a leader in KuppingerCole’s Identity as a Service Leadership Compass.

Our revenue grew at a compound annual growth rate of 41% from the year ended 2011 to the year ended 2016. For the years ended December 31, 2015 and 2016, our revenue was $95.4 million and $132.4 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our revenue was $27.5 million and $35.5 million, respectively. During such periods, purchase accounting adjustments reduced our revenue by $5.6 million, $1.4 million, $0.4 million and $55 thousand, respectively. For the years ended December 31, 2015 and 2016, our net loss was $10.8 million and $3.2 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our net loss was $2.1 million and $2.3 million, respectively. For the years ended December 31, 2015 and 2016, our net cash provided by operations was $3.6 million and $6.5 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our net cash provided by operations was $0.6 million and $6.9 million, respectively. For the years ended December 31, 2015 and 2016, our UFCF was $7.2 million and $12.2 million, respectively, and for the three months ended March 31, 2016 and March 31, 2017, our UFCF was $1.6 million and $9.0 million, respectively. Please see the section titled “Non-GAAP Financial Measures” for information regarding our non-GAAP measures, such as UFCF.

Industry Background

Enterprises are Adopting New Technologies, Resulting in Complex IT Environments

Modern Organizations Have Hybrid IT Environments. Organizations have invested trillions of dollars over the last several decades in building large, complex IT environments to automate business processes, improve efficiency and gain a competitive advantage. Historically, the vast majority of this spend was for technologies deployed on-premises such as mainframes, client-server computer hardware, and infrastructure and application software. Many large organizations still host their most mission-critical applications and data on mainframes or other legacy systems, some of which are decades old, because of their inherent reliability and stability. According to IDC, worldwide spending on public cloud services and infrastructure will reach $128 billion in 2017, an increase of 25.4% over 2016. While organizations are shifting a portion of their IT budgets to invest in technologies such as cloud computing, the majority of IT investment remains on-premises. Consequently, organizations continue to operate highly complex hybrid IT environments, and will do so for many years to come.

The Extended Enterprise Increases Risk. Enterprises increasingly allow business partners, such as contractors and third-party vendors, and customers to access their IT environments. While providing this access is critical in today’s competitive and highly-connected world, it significantly increases the number of digital identities that enterprises need to manage. It also exposes enterprises to new risks as they are usually not able to control the security of their partners’ IT environments the same way they control their own. Security professionals have become increasingly aware of this vulnerability inherent to the extended enterprise as a number of recent security breaches involved the compromise of legitimate credentials granted to business partners.

(4)	Gartner, Inc., “Magic Quadrant for Identity Governance and Administration,” dated February 22, 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

Unstructured Data is Exploding within Enterprises. Enterprises are increasingly digitizing business activities to improve and transform their operations, leading to unprecedented growth in data volumes. According to IDC estimates, over 13 times as much data was created in 2016 as compared to 2010. A byproduct of enterprise digitization is the massive growth and sprawl of unstructured data, “with as much as 80% of enterprise data now being unstructured” according to a 2017 Gartner report.(5) Unstructured data is typically exported from enterprise applications and aggregated in text documents, presentations, graphics, emails, audio and video files, and other user-generated content. Unstructured data is frequently highly sensitive or critical, and it is accessed through multiple file stores and applications from both inside and outside the organization. Structured data, in contrast, is typically stored in databases and accessed through enterprise applications. Unstructured data volume growth is largely attributable to the growing number of software applications, mobile devices and connected systems found in the extended enterprise. Organizations have rapidly adopted cloud storage systems to accommodate their data troves, leading to more unstructured data being stored outside the corporate firewall. As these trends continue, comprehensively securing access to all enterprise data is becoming increasingly difficult.

Advances in Robotic Process Automation Software and Internet of Things Further Increase Complexity and Present Unknown Risks. A digital identity no longer correlates only to a human user. The notion of what an identity encapsulates has expanded to include a range of intelligent software and connected devices. RPA software mimics the same “manual” paths taken through applications by humans and often requires similar access to enterprise applications and data. The growth of IoT has resulted in a broad range of devices that have the ability to transfer data over a connected network, examples of which include medical equipment in hospitals, x-ray security systems in airports and sophisticated manufacturing equipment. The end result is that RPA software and IoT devices represent billions of new identities for organizations to potentially secure, govern and manage.

Security Threats are Raising the Stakes for Organizations Everywhere

Cyber criminals are launching highly sophisticated, stealthy and targeted attacks on an unprecedented scale. Advanced attacks are multi-staged, unfolding over time and utilize a range of attack vectors with military-grade cyber weapons and proven techniques such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. Cyber attackers, including criminal organizations, state-sponsored organizations and ideological groups, are highly-motivated and well-funded to achieve their objectives. These objectives range from seeking financial gain to engaging in industrial espionage and cyber warfare. According to a study by Risk Based Security, in the first half of 2017 over 6 billion data records were lost or stolen, up from the previous high in 2016 of 4.2 billion. Our 2017 Market Pulse Survey found that 60% of enterprises fully expect to be breached in 2017, and a third believe they will not even know when it happens. Breaches occur daily and there is significant financial and brand value destruction associated with attacks. A 2017 IBM Security and Ponemon Institute study estimates that on average organizations experience $3.6 million in losses due to a security breach.

Attacks are Increasingly Focused on the Identity Vector. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. In addition to targeting networks and endpoints, cyber attackers are exploiting identities to gain legitimate access to sensitive systems and high-value personal and corporate data. According to the Verizon 2017 Data Breach Investigations Report, 81% of hacking-related breaches involve the misuse of identity credentials, leveraging stolen and/or weak passwords. Nefarious insiders can pose a similarly high risk to organizations by leveraging valid user credentials to steal sensitive data while often remaining undetected. According to McAfee, more than 40% of data loss is caused by insiders. Many large, well-known organizations have been subject to cyber attacks that exploited the identity vector, including Advocate Health Care, Home

(5)	Gartner, Inc., “Organizations Will Need to Tackle Three Challenges to Curb Unstructured Data Glut and Neglect Foundational,” refreshed January 17, 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

Depot, Société Générale, Target, the U.S. Office of Personnel Management and Yahoo!, demonstrating that even organizations with significant resources and security expertise have challenges securing identities.

Organizations Face Growing Regulatory and Compliance Requirements

Regulatory Pressures are Increasing. New and evolving regulations and compliance standards for cyber security, data protection, privacy and internal IT controls are often created in response to the tide of cyber attacks and will increasingly impact organizations. Existing regulatory standards, such as the Sarbanes-Oxley Act, the Health Insurance Portability Act of 1996 (“HIPAA”) and PCI-DSS, require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation related to identity and access with stricter enforcement and higher penalties. For instance, the European Union Parliament approved the GDPR, which is designed to standardize data privacy laws across Europe to protect European Union citizens. Significantly, failure to comply can result in fines of the greater of €20 million or 4% of revenue. The constant barrage of regulatory and compliance mandates has created a “culture of compliance” across geographies and industries.

Complying with Regulations is Difficult and Costly. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. Most organizations implement a range of manual processes and use a myriad of discrete and uncoordinated tools. These patchwork approaches leave organizations blind to their areas of highest risk. The fear of non-compliance, failed audits and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from the IT organization to the executive and board level.

The Identity Landscape

Legacy Identity Solutions are Struggling to Meet Evolving Enterprise Requirements

Most legacy identity solutions were initially developed 15 to 20 years ago, when the IT environment was significantly different and operational, security and compliance challenges were far less demanding. These identity management solutions have struggled to meet evolving enterprise requirements in today’s complex, hybrid IT environment given their inherent limitations:

•	Cumbersome and expensive to deploy, manage and evolve. Legacy identity solutions were built with inflexible architectures that required significant customization to integrate with existing infrastructure and applications, resulting in extremely expensive deployments and limited rollouts. These solutions were built over time through acquisitions and were not designed and built on unified platforms. With dated architectures and design principles, they have become very difficult to manage and operate across the enterprise.

•	Not designed for business users. Legacy identity solutions were architected for IT professionals to provision and control user access, wholly ignoring the needs of the modern business user.

•	Closed, proprietary architectures. Legacy identity solutions were not typically designed to integrate or interoperate with other security and IT infrastructures.

•	Not designed for cloud and mobile environments. Legacy identity solutions were originally designed before the existence of cloud computing and widespread adoption of mobile devices in the enterprise, and have struggled to extend their functionality to support today’s hybrid IT environments.

•	Difficult to manage user access to unstructured data. Legacy identity solutions are focused primarily on controlling access to applications and the associated structured data. Despite the rapid growth of unstructured data, these solutions have not evolved to address this growing risk.

While some legacy identity management vendors have attempted to evolve their solutions to address today’s challenges, we believe their legacy architectures have limited their ability to effectively meet enterprise requirements. These shortcomings have increasingly led customers to replace their legacy solutions.

Access Management and Identity Governance are Distinct Categories

In recent years, in response to the adoption of cloud computing and mobility, many access management solutions have been developed to provide convenient access to cloud applications and data. These products enforce real-time access, offering functionality such as single sign-on, multi-factor authentication and mobile access, emphasizing user convenience rather than organizational control or improved security. Organizations seeking to govern their complex IT environments effectively and efficiently need to invest in a robust identity governance platform to properly manage and secure user access to applications and data throughout the enterprise.

Our Opportunity

We believe our platform addresses a significant capability gap in today’s complex and hybrid world. As a result of this complexity, increasing security threats which are often focused on the identity vector, and growing regulatory and compliance requirements, organizations can no longer afford to accept the legacy identity management solutions, which leave them struggling to efficiently and securely govern digital identities. We believe the benefits of identity-based solutions are becoming more widely known, and spend traditionally allocated to perimeter-based solutions is being disrupted. Our open identity platform provides a solution that is able to accommodate customers as they grow, expand and respond to security, regulatory and competitive challenges. We offer a unified view of the enterprise and security policies, govern access to applications and data, and seamlessly scale as our customers’ needs evolve. As organizational complexity continues to increase, our solutions will become increasingly essential to govern users and their access to applications and data.

Forrester estimates the worldwide market for identity and access management software is $8.8 billion in 2017 and will grow to $12.1 billion in 2020. According to Gartner, by 2020, data-centric audit and protection (“DCAP”) products will replace disparate siloed data security tools in 40% of large enterprises, up from less than 5% today. Gartner estimates the total DCAP market grew rapidly in 2016, more than 20% to exceed $1.2 billion.(6) Taken together, these represent a $10 billion market opportunity in 2017.

Our Solution

We were founded by identity industry veterans to develop a new category of identity management solutions, address emerging identity governance challenges and drive innovation in the identity market. In 2007, we pioneered identity governance. In 2010, we revolutionized provisioning by integrating it with governance into a single solution. In 2013, we introduced the first cloud-based identity governance solution. In 2015, we extended identity governance to manage unstructured data, a rapidly growing area of risk. In 2017, we announced our advanced identity analytics solution which is designed to enable rapid detection of security threats.

Our platform offers a comprehensive approach to identity governance by delivering compliance controls, user lifecycle management, password management and data access governance for users, applications and data across cloud and on-premises environments. We have built an open platform that is highly flexible and scalable, addresses the challenges of the hybrid enterprise and is adaptable to changing IT, security and compliance requirements.

Key benefits of our open identity platform include:

•	Comprehensive and scalable identity governance for all applications and data. Our governance-based approach manages the full lifecycle of user access to applications and data across the hybrid IT environment, from mainframe to on-premises to cloud, ensuring organizations have full control and visibility over who currently has access to which resources, who should have access to those resources, and how that access is being used. In addition, our solution controls access to all types of data, including both structured and unstructured forms, allowing organizations to identify risks associated with unauthorized access to data by employees, contractors and business partners, without disrupting or hindering business operations. Our solution operates at Internet scale across billions of points of access.

•	Flexible deployment model. While large and mid-market enterprises face similar operational, security and compliance challenges in managing digital identities across their IT environments, we offer on-premises and cloud-based identity governance solutions to serve customers that may have different resources, expertise, budgets and use cases. We have offered our on-premises identity governance solution, IdentityIQ, for a decade and find that it is often the best fit for large, complex enterprises whereas IdentityNow, our cloud-based offering, is often the best fit for mid-market enterprises. We architected IdentityNow as a multi-tenant cloud offering that leverages the core capabilities of IdentityIQ and is delivered as a scalable cloud service. Notably, both our on-premises and cloud-based solutions address the needs of hybrid environments by supporting on-premises as well as cloud applications and data. Our customers benefit from the flexibility to adopt the solution that best fits their unique needs.

•	Open architecture that powers an identity-aware ecosystem. We have designed our platform with an open architecture to power an identity-aware ecosystem. Our open architecture enables our platform to bi-directionally share data with many common security and IT operations products. Our platform includes a comprehensive set of APIs, plugins and SDKs to ensure seamless connectivity to on-premises and cloud apps, structured and unstructured data and third-party integrations. In 2015, we launched our Identity+ Alliance program, which provides standards, tools and guidance to ease the integration of IT and security products with our platform, making them more “identity-aware” and significantly increasing the effectiveness of our customers’ security and risk mitigation efforts.

(6)	Gartner, Inc., “Market Guide for Data-Centric Audit and Protection,” March 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

•	Low Total Cost of Ownership. While executives acknowledge the strategic value of IT to their businesses and IT environments continue to grow in complexity, IT budgets are generally under pressure and executives are seeking more cost-effective technologies. Our solutions, which provide self-service capabilities, such as password resets and access requests, deliver measurable cost savings by improving the productivity of end users. In addition, our solutions increase the productivity of business managers by reducing time spent setting up and re-certifying access permissions, and improve the efficiency of IT staff by minimizing the volume of help desk calls related to automatable processes. Our open platform architecture promotes IT reuse and eliminates vendor lock-in, driving higher overall IT efficiency.

•	Helping customers address key identity-related challenges. Our open identity platform enables our customers to address key operational, security and compliance challenges, including:

•	Empower users and enable enterprise visibility. Our platform empowers employees and other users by ensuring that they have access to the applications and data they need when they need them while ensuring that IT organizations have the required visibility and control over access. We also ensure IT teams have visibility into users’ entitlements and their access to applications and data across the enterprise, enabling the business to set and enforce appropriate policies.

•	Prevent or mitigate impact of data breaches. Our approach to provisioning and verifying user access to applications and data proactively reduces the risk of security breaches and minimizes the damage that can be done if a cyber attacker acquires user credentials or an insider goes rogue. In addition, our forthcoming real-time analytics offerings use machine learning techniques to further identify suspicious or anomalous behaviors.

•	Address regulatory and compliance requirements. Our platform automates many of the processes customers use to comply with numerous government standards and industry regulations, such as the Sarbanes-Oxley Act, HIPAA, PCI-DSS and GDPR. We ensure that the correct policies and IT controls are in place to verify users are appropriately provisioned for access to sensitive information and we enable collaboration and effective governance across business, IT, audit and compliance teams.

Our Growth Strategy

Key investments we are making to drive growth include:

Driving new customer growth within existing geographic markets. We believe we have penetrated less than     % of our target large and mid-market enterprise customers in our existing geographic markets. As a result, there is a significant opportunity to expand our footprint through both new, greenfield installations and displacement of competitive legacy solutions. We plan to expand our customer base in these countries by continuing to grow our sales organization, expand and leverage our channel partnerships and enhance our marketing efforts.

Continuing to expand our global presence. We believe there is a significant opportunity to grow our business internationally. Enterprises around the world are facing similar operational, security and compliance challenges, driving the need for identity governance. Although we currently have personnel in 22 countries and customers in more than 35 countries, in 2016, we generated only 30% of our revenue outside of the United States. In comparison, Gartner estimates more than 62% of worldwide spending on security products in 2016 was outside of the United States.(7) We plan to leverage our existing strong relationships with global system integrators and channel partners to grow our presence in Europe, Asia Pacific and other international markets.

(7)	Gartner, Inc., “Gartner, Forecast Information Security Worldwide, 2015-2021, 1Q17 Update,” dated May 18, 2017. See “Market and Industry Data” for information regarding the industry data used in this prospectus.

Further penetrating our existing customer base. Our customer base of more than 750, as of June 30, 2017, provides a significant opportunity to drive incremental sales. Our customers have the flexibility to start with a single use case or project and expand over time. As they realize the value of their investment, new use cases and deployments are identified, allowing us to sell more products to existing customers and to expand the number of identities we cover within their organizations. We believe strong customer satisfaction is fundamental to our ability to expand our customer relationships. To support this endeavor, we have a dedicated team that is focused on customer success and has been instrumental in further penetrating our existing customer base.

Expanding market and product investment across new and existing vertical markets. We believe there is significant opportunity to further penetrate our target vertical markets by providing vertical-specific identity solutions and focusing our marketing efforts to address the use cases of those customers. With this approach, we believe we will be better able to address opportunities in key industries, such as financial services, healthcare and federal, state and local government.

Leveraging and expanding our network of partners. Our partnerships with global system integrators, such as Accenture, Deloitte, KPMG and PwC, and resellers, such as Optiv, have helped us extend our reach and serve our customers more effectively. We see a significant opportunity to offer comprehensive solutions to customers by collaborating with adjacent technology vendors. For example, we collaborate with Microsoft by adding our identity governance capabilities to their access management services. We intend to continue to invest in our partnership network as their influence on our sales is vital to the success of our business.

Continuing to invest in our platform. Innovation is a core part of our culture. We believe we have established a reputation as a technology leader and innovator in identity governance. Most recently, in June 2017, we announced the beta release of IdentityAI, an innovative identity analytics solution that will provide customers with the real-time visibility they need to understand the risk associated with user access and detect anomalous behavior. As we have done in the past, we intend to continue investing to extend our position as the leader in identity governance by developing or acquiring new products and technologies.

Products

We deliver an integrated set of products to address identity governance challenges for medium and large enterprises. This set of products supports all aspects of identity governance including provisioning, access request, compliance controls, password management, data access governance and identity analytics.

Our products deliver governance across the hybrid enterprise, extending from the mainframe to the cloud. We provide over 100 out-of-the-box connectors to enterprise applications such as SAP and Workday, which automate the collection and provisioning of identity data. We also provide governance over infrastructure components such as operating systems, directories, and databases and over vertical solutions such as Epic in the healthcare provider market.

Our solutions are built on our open identity platform which enables connectivity to a variety of security and operational IT applications such as IT service management solutions (e.g., BMC Remedy and ServiceNow), privileged access management (e.g., CyberArk), mobile device management (MDM), security information and event management (SIEM) and data loss prevention (DLP) solutions. Our open identity platform extends the reach of our identity governance processes across customer environments and collects additional information to improve the application of identity governance controls.

IdentityIQ

IdentityIQ is our on-premises identity governance solution. It provides large, complex enterprise customers a unified and highly configurable identity governance solution that consistently applies business and security policies as well as role and risk models across applications and data on-premises or hosted in the cloud. IdentityIQ enables organizations to:

•	Empower users to request and gain access to enterprise applications and data;

•	Automate provisioning across the user lifecycle, from on-boarding, to transfers and promotions to off-boarding by simplifying processes for creating, modifying and revoking access;

•	Enable business users to reset their passwords via self-service tools without the need for IT involvement;

•	Provide on-demand visibility to IT, business and risk managers into “who has access to what resources” to help make business decisions, improve security and meet audit requirements;

•	Improve security and eliminate common weak points associated with data breaches, including weak passwords, orphaned accounts, entitlement creep and segregation-of-duties policy violations; and

•	Manage compliance using automated access certifications and policy management.

We package and price IdentityIQ into modules with unique functionality, including:

•	Lifecycle Manager: This module provides a business-oriented solution that delivers access cost-effectively and securely to the business. The self-service access request capabilities feature an intuitive user interface that empowers business users to take an active role in managing changes to their access while greatly reducing the burden on IT organizations. Automated provisioning manages the business processes of granting, modifying and revoking access throughout a user’s lifecycle with an organization, whether that user is an employee, contractor or business partner. Changes to user access can be automatically provisioned via a large library of direct connectors for applications such as Workday and SAP, or synchronized with IT service management solutions such as ServiceNow.

•	Compliance Manager: This module enables the business to improve compliance and audit performance while lowering costs. It provides business user friendly access certifications and automated policy management controls (e.g., segregation of duty violation reporting) that are designed to simplify and streamline audit processes across all applications and data. Built-in audit reporting and analytics give IT, business and audit teams visibility into, and management over, all compliance activities in the organization.

•	Password Manager: This module delivers a simple-to-use solution for managing user passwords to reduce operational costs and boost productivity. End users are empowered with a self-service interface for updating or resetting their password without having to contact the help desk. Configurable strong password policies enforce consistent security controls across on-premises and cloud applications. Password Manager has the capability to synchronize password changes across multiple applications so they remain consistent at all times.

IdentityNow

IdentityNow is our cloud-based, multi-tenant identity governance suite, which is delivered as a subscription service. IdentityNow provides customers with a set of fully-integrated services for compliance, provisioning and password management for applications and data hosted on-premises or in the cloud. IdentityNow meets the most stringent identity governance requirements and provides enterprise-grade services that meet scalability, performance, availability and security demands. IdentityNow provides the same benefits as IdentityIQ, but additionally enables organizations to:

•	Automate identity governance processes in one unified solution delivered from the cloud;

•	Accelerate deployment with built-in best practice policies, options and default settings; and

•	Eliminate the need to buy, deploy and maintain hardware and software to run an identity governance solution.

We package and price IdentityNow into services with unique functionality, including:

•	Cloud Platform: IdentityNow provides foundational components for identity governance in the cloud, including production and sandbox instances and the IdentityNow Cloud Gateway virtual appliance, which leverages our patented method for integrating with on-premises applications and data. IdentityNow also includes a large catalog of pre-built connectors and application profiles to on-premises and cloud applications, leveraging the intellectual property developed for IdentityIQ.

•	User Provisioning: This module enables business users to be productive from day one. With IdentityNow user provisioning, organizations can streamline the on-boarding and off-boarding process with best practice configurations and workflows, enabling IT to immediately grant employees access to the applications and data they need to do their jobs.

•	Access Request: This module empowers the entire enterprise with a robust self-service solution for requesting and approving access to applications and data. Automating the access request process quickly delivers business users the access they need to do their jobs.

•	Access Certifications: This module automates the process of reviewing user access privileges across the organization. Using IdentityNow, organizations can quickly plan, schedule and execute certification campaigns to ensure the right users have the appropriate access to corporate resources.

•	Password Management: This module offers business users an intuitive, self-service experience for managing and resetting passwords from any device and from anywhere. This service enforces consistent and secure password policies for all users across all systems from the cloud to the data center.

SecurityIQ

Our on-premises data access governance solution, SecurityIQ, secures access to the growing amount of data stored in file servers, collaboration portals, mailboxes and cloud storage systems. SecurityIQ helps organizations identify where sensitive data resides, who has access to it, and how they are using it—and then puts effective controls in place to secure it. Today, SecurityIQ is designed to interoperate with IdentityIQ to provide comprehensive visibility and governance over user access to unstructured data. By augmenting identity data from structured systems with data from unstructured data targets, organizations can more quickly identify and mitigate risks, spot compliance issues and make the right decisions when granting or revoking access to sensitive data. SecurityIQ enables organizations to:

•	Improve IT staff productivity by empowering the business to govern user access to unstructured data;

•	Unify identity and data access governance processes and policies;

•	Mitigate risk of inappropriate access to data stored in files whether on-premises or in the cloud;

•	Improve audit performance through automation of manual compliance activities such as access certifications; and

•	Decrease operational costs by optimizing storage resources.

We package and price SecurityIQ by target storage systems, which include file shares, SharePoint, Exchange, Active Directory and cloud storage solutions (e.g., Box). The following core capabilities are provided across all storage systems:

•	Data Discovery and Classification: SecurityIQ allows businesses to rapidly find and classify sensitive unstructured data stored in files located on-premises and in cloud file shares. Once identified, SecurityIQ collects and analyzes user permissions that grant access to each file and proactively flags issues for resolution. In addition, SecurityIQ provides visibility to when users access sensitive data, creating a 360-degree view of who has access and how that access is being used.

•	Policy Controls: SecurityIQ enables organizations to implement automated policy controls over user access to unstructured data. Through policy enforcement, SecurityIQ governs who gets access to what documents and file shares. Intuitive and actionable dashboards help data owners track and eliminate identified risk exposures and manage all data access requests.

•	Risk Remediation: SecurityIQ provides comprehensive options for remediating risks and optimizing file storage. The policy-based remediation model flags questionable user behavior and immediately alerts unstructured data owners to take action.

•	Compliance Automation: SecurityIQ streamlines compliance processes associated with privacy and data protection. The access certification capability allows organizations to review and approve ongoing user access to unstructured data, regardless of where it is stored. Interactive reports make it easy for compliance and audit teams to meet regulatory requirements, such as GDPR and HIPAA.

IdentityAI

To help organizations detect potential threats before they turn into security breaches, we recently announced a new identity analytics solution, IdentityAI. We are currently beta testing the product with a number of customers and intend to make it generally available by the end of this year. Using machine learning technologies, IdentityAI analyzes identity data, such as account and entitlement assignments, combined with real-time activity information, to identify suspicious or anomalous behaviors. As a result, customers will gain a much deeper understanding of the risk associated with user access, allowing them to focus their governance controls to reduce that risk. We are building IdentityAI to enable organizations to:

•	Improve operational efficiency of the IT organization and business productivity by automating identity governance activities for routine and low-risk access;

•	Detect and alert on anomalous behaviors and potential threats using artificial intelligence technology;

•	Scan massive amounts of identity data to identify risks without having to rely on a team of security experts; and

•	Classify behavioral threats and focus controls on high-risk scenarios and conditions.

We are developing IdentityAI to provide the following core capabilities:

•	Audit: IdentityAI tracks user access over time to determine historical patterns for individual digital identities. This allows for the system to quickly identify abnormal user access or activity patterns.

•	Peer Group Analysis: IdentityAI dynamically builds peer groups based on user attributes and access patterns. Peer group analysis is then used to identify outliers which may pose additional risk due to out-of-band or exceptional access privileges.

•	Behavioral Analysis: IdentityAI monitors user behaviors, including access requests and approvals and application access events, at individual and peer group levels to baseline normal patterns and alert when anomalies are detected.

•	Risk Assessment: IdentityAI leverages machine learning algorithms to create a dynamic risk model that automatically evolves as data changes. Risk scores are used to identify potential threats and tune identity controls to focus on high-risk users and events while deprioritizing low-risk activities.

Technology

Our comprehensive, enterprise-grade identity governance platform is the result of both years of investment and the expertise of the company’s management and technical teams. Taking the lessons learned from our experiences with prior generation identity solutions, our engineers and architects designed a modern identity platform with internet scale, comprehensive hybrid environment coverage, and openness to optimize customers’ existing technology investments.

Identity Cube Technology

Our Identity Cube technology establishes the 360-degree control essential to govern and secure digital identities in today’s complex IT environments. Our extensive data modeling capabilities allow us to understand how each identity relates to the full IT environment, whether on-premises or in the cloud. SailPoint’s account correlation and orphan account management capabilities allow IT security professionals and business managers to track and monitor the accounts that are most frequently under attack.

Identity Cubes track all relevant information about an identity and its relationships to applications and data. They create the “identity context” which is key to an identity-aware infrastructure in which identity information is shared across the extended enterprise. With identity context, operational and security systems can make informed decisions about access and perform key remediation and change requests on our open identity platform via our standardized APIs and SDKs.

Model-Based Governance Engine

Our model-based governance engine sits at the center of our platform and provides a comprehensive understanding of both the current state of who currently has access to what as well as the desired state of who should have access to what. The governance engine is responsible for managing the ongoing process of aligning these two states.

Governance and control models are used to drive our policy-based reconciliation service and to define how reconciliation and provisioning fulfillment actions are executed. These models are designed with graphical tools, enabling IT and business users to own and define the reconciliation and fine-grained access provisioning fulfillment processes for applications and data.

Provisioning Broker

Our provisioning broker provides separation between identity processes at the business level (e.g., requesting access to an application) and the actual fulfillment of that request on the target system. The provisioning broker is a specialized business process workflow execution engine that manages long-running provisioning tasks and provides tracking, monitoring and statistics for the end-to-end fulfillment process.

The decoupling capability of the provisioning broker maximizes our customers’ flexibility and allows for the reuse of their existing IT investments. For example, if access to an application can only be provided manually through the opening of a help desk ticket, the provisioning broker will send that request to the help desk and report back on the status of that request. Likewise, if a customer utilizes a legacy provisioning system, the provisioning broker can pass off a request to that legacy system for fulfillment. In addition, the provisioning broker provides us with a unique migration strategy for customers moving from a legacy system to our identity governance solutions.

Enterprise-Grade Cloud Gateway

To manage on-premises infrastructure, applications and data from the cloud, we employ a Cloud Gateway Server (“CGS”), delivered as virtual machine behind the customer’s firewall, which ensures that all SailPoint communications are highly secure. Our CGS technology is a high availability, secure, self-managed container that allows for controlled and automated updates of our connector infrastructure while ensuring the integrity of individual on-premises and cloud connections.

Our CGS also provides an innovative and patented approach to protecting our customer’s credentials. Our “zero-knowledge encryption” technology allows us to store all of a customer’s passwords and security credentials inside the CGS behind their firewall. As a result, we protect the confidentiality of our customers’ system and end-user credentials, even if our cloud service provider were to be breached.

Data Ownership Assessment and Election

Verifying the business end-user who is the logical owner of information is a key challenge in managing growing volumes of unstructured data in the enterprise. We have developed a patent-pending approach to determine the rightful owner of files so they can be integrated into governance control processes, such as access certifications and access approvals. Our solution leverages profile data to determine logical owners of information based on identity attributes and usage data. Once a set of logical owners is identified, we use a crowd-sourcing approach to allow other users familiar with the data to vote on the rightful owner of the file or file storage location. This enables organizations to efficiently identify and designate specific owners for sensitive information stored in files and incorporate them into identity governance processes.

Connectivity for the Hybrid IT Environment

Our extensive library of over 100 proprietary connectors provides interfaces to on-premises and cloud applications. These connectors are the means by which we provide governance over target systems. We support granular management of a wide range of systems, from mainframe security managers, including CA ACF2 and Top Secret, IBM and RACF, to traditional enterprise applications, including Oracle E-Business Suite and SAP, and pure SaaS business applications, such as Microsoft Office365, Salesforce and ServiceNow. The same connectors are used for both our on-premises and cloud-based products. This allows both solutions to leverage fully the over 400 man years we have invested in developing these connectors.

Open and Extensible Identity Platform

Our open identity platform is the result of over a decade of investment. Recognizing identity governance is at the center of critical enterprise business and IT processes, we developed a comprehensive set of services that go beyond simple APIs. In addition to our comprehensive API strategy, we deliver SDKs and plug-in frameworks which allow our partners and customers to create their own integrations and extensions to our core product capabilities. For example, we leverage our open identity platform to integrate with third-party user provisioning solutions, such as IBM Security Identity Manager and Oracle Identity Manager, and service desk solutions, such as BMC Remedy and ServiceNow, to implement account change requests. This enables SailPoint to govern access and provide identity context to downstream processes managed by these solutions. We also collect activity and other information from third-party solutions to improve risk analytics and identity governance processes in our products.

Our APIs and SDKs are compliant with System for Cross-domain Identity Management (“SCIM”) and both provide standards-based bi-directional runtime access to our identity context model. Many such integrations and extensions have already been built by partners and certified for commercialization on our open identity platform.

Customers

We currently have over 750 customers in more than 35 countries. In the years ended 2015 and 2016, we generated 33% and 30%, respectively, of our revenue outside of the United States. No single customer represented more than 10% of our revenue for the years ended 2015 or 2016 or the three months ended March 31, 2017.

Our customers include leading organizations in a wide range of industries, including consumer, education, financial services, healthcare, industrial / manufacturing / transportation and technology / media / telecommunications, as well as government.

The following table includes a representative list of our customers as of June 30, 2017:

Sales and Marketing

Sales

We sell our platform through our direct sales organization, which is comprised of field and inside sales personnel, as well as through channel partners. Our sales strategy relies on a “land-and-expand” business model, in which our initial deployment with a new customer typically addresses a limited number of use cases within a single business unit. Such initial deployments frequently expand across departments, divisions and geographies through a need for additional users, increased usage or extended functionality. As we expand our portfolio of solutions within our platform, we execute a growing number of “combination” deals that include two to three of our products in the initial transaction.

Our sales force is structured by geography, customer size, status (customer or prospect) and industry. By focusing some of our sales representatives on the specific needs of vertical industries, we have been able to drive significant results and establish ourselves as the identity governance leader for that industry. Our global sales organization is comprised of quota-carrying sales representatives supported by market development representatives, sales engineers, partner managers, product and technical specialists and architects.

Partners constitute an essential part of our selling model. We have established a model designed to create zero conflict, and typically include our partners in all of our training and enablement efforts, including our semi-annual sales kick-off events. As a result, our indirect sales model, executed through our global and regional system integrators, technology partners and value-added resellers, is a key factor in our overall success.

Marketing

Our marketing strategy is focused on building a strong brand through differentiated messaging and thought leadership, educating the market on the importance of identity, communicating our product advantages and generating pipeline for our sales force. Our data-driven approach to marketing is tightly aligned to our sales and channel strategy and provides agility to leverage market opportunities as they arise. Our awareness efforts focus on branding, content marketing, public and analyst relations and social media, including blogs and bylines. Educational and pipeline maturation programs include global email campaigns and webinars, security events and customers round tables. Pipeline generation and maturation efforts focus on local events in our three major geographies: (i) Americas, (ii) Europe, the Middle East and Africa (EMEA) and (iii) Asia-Pacific (APAC). Audiences for such events are typically IT and security professionals, including CIOs and CISOs. We host an annual user conference that brings together customers, prospects and our partners to learn about our platform as well as network and share best practices with each other. Our user conferences demonstrate our strong commitment to enabling our customers to succeed, while also serving as an opportunity to create pipeline for new sales to prospective customers and additional sales to existing customers.

Professional Services and Maintenance and Customer Support

Professional Services

We are primarily focused on ensuring that our professional services partners, who perform a majority of the implementations for our customers, are able to implement our solutions successfully. We provide “expert services” to partners and customers, including deployment best practices, architecture and code reviews, real-time technical training, and complex implementation assistance. We provide instructor-led courses, self-paced e-learning and on-site training. We expect the use of SailPoint University, our e-learning service introduced in 2016, to grow at an accelerated pace in the coming years, making it more accessible for customers and partners to get trained on our products. We also lead direct implementations when requested by a customer. We believe our investment in professional services, as well as the investment our partners are making to grow their SailPoint professional services practices, will drive increased adoption of our platform.

Maintenance and Customer Support

Our customers receive one year of software maintenance as part of their initial purchase of our on-premises solutions, and may renew their maintenance agreement following the initial period. Our cloud-based solutions include customer support. For our on-premises solutions, our maintenance provides customers with the right to receive major releases of their purchased solutions, maintenance releases and patches and access to our technical support services during the term of the agreement. We provide our cloud-based solutions customers with technical support services and all aspects of infrastructure support. We maintain a customer support organization, which includes experienced, trained engineers, that offers multiple service levels for our customers based on their needs. These customers receive contractual response times, telephonic support and access to online support portals. Our highest levels of support provide 24x7x365 support for critical issues. Our customer support organization has global capabilities, a deep expertise in our solutions and, through select support partners, is able to deliver support in multiple languages.

Customer Success Management

Our customer success strategy centers around our investment in, and ownership of, the post-sale experience for our customers. Every customer has a dedicated Customer Success Manager (“CSM”), who is responsible for ensuring that return on investment and business results, committed during the sales cycle, are achieved. Through proactive and regular engagements, the CSM makes sure every customer is satisfied and is using their SailPoint products or services optimally. When necessary, the CSM coordinates cross-departmental resources to remove any barrier to success. In addition, our customer success team utilizes customer data to identify and present any cross-sell or upsell solutions aligned to a customer’s business objectives, thereby contributing to revenue expansion and increased product penetration. By proactively managing customer relationships, our CSM team nurtures client advocates, who become a powerful asset in closing new business.

Partnerships and Strategic Relationships

As a core part of our strategy, we have cultivated strong relationships with partners to help us increase our reach and influence, while providing a broader distribution of our software platform. We have developed a large partner network consisting of technology partners, system integrators, a growing network of value-added resellers and our G4 Alliance partners (Accenture, Deloitte, KPMG and PwC). In fact, over 80% of our new customer transactions involved our partners. We believe that our extensive partnership network enables us to provide the most complete identity governance solution to our customers. Currently, we work with over 100 partners in over 40 countries.

Technology Partners

We have partnered with industry leaders across a spectrum of technologies that enable organizations to integrate their entire security and operational infrastructure into our platform so that breaches can be better identified, mitigated and contained, and operations can be streamlined. We believe that solutions from companies such as CyberArk, Informatica, Microsoft, MobileIron and ServiceNow that are plugged into our open identity platform through APIs provide our customers value-added capabilities to build an identity-aware enterprise.

Value-Added Resellers

Value-added resellers bring product expertise and implementation best practices to our customers globally. They provide vertical expertise and technical advice in addition to reselling or bundling our software. All of our reseller partners have been trained to demonstrate and promote our identity platform. Our reseller channel ranges from large companies, like Optiv, to regional resellers in our markets and territories. Our reseller program is designed to scale growth, help generate new opportunities, optimize customer experience and increase profitability as well as sales efficiency.

System Integrators

We partner with many large and global system integrators. We have partnerships with global advisory firms such as Deloitte, KMPG and PwC, with global system integrators such as Accenture, Infosys and Tata, and with many regional system integrators in all three of our geographies. The focus of our system integrators program is to deliver pipeline growth and bookings, to help partners drive self-sufficiency and to foster transparency and collaboration through shared assets and resources. We have implemented joint business controls and metrics that provide a platform for discussion and partnership development, and help us optimize our program and unified value proposition.

Identity+ Alliance

The SailPoint Identity+ Alliance is a technology partnering network that leverages familiar standards and methods—like SQL, SCIM and Representational State Transfer (REST)—that make it easy to share identity context and configure identity-specific policies across disparate systems. For example, when Privileged Account Management (PAM) systems are integrated with our solutions, enterprises can conduct regular audits of privileged users and automatically remediate any policy violations. Program offerings include access to SailPoint SDKs and APIs, developer support, and cloud-based certification services. In only its second year, the Identity+ Alliance comprises over thirty technology and implementation partners, and has produced over ten certified solutions.

Research and Development

Innovation is one of our core values, and it is at the heart of how we think and do business. Team longevity has allowed these values to permeate the organization—of the 26 original engineers who started building our platform, 20 remain. We believe ongoing and timely development of new products and features is imperative to maintaining our competitive position. We continue to invest in both our cloud and on-premises solutions across our global innovation centers in Austin, Texas, Pune, India and Tel Aviv, Israel. Additionally, we have made significant investment in our connectors business, which is a key enabler to our open identity platform. As of June 30, 2017, our research and development team had 228 employees.

As part of our relentless drive toward innovation and technical market leadership, we created SailPoint Labs in 2011. SailPoint Labs is a dedicated, stand-alone technology investigation and engineering group that sits outside of the company’s core product development and delivery teams. The Labs team has two specific charters: Labs Research, which is focused on forward-looking technology prototyping, and targets mid-to-long term product enhancements and new service offerings; and Labs Runtime, which is focused on performance and scalability testing and ensuring that we deliver the best possible solutions. Examples of Labs Research prototypes that went into production are our plugin framework, our AD password recovery technology and our recent Privileged Account Management Integration module. In addition, the Labs Research team co-authored the SCIM open standard, which provides for an automated exchange of user identity information between identity domains, or IT systems. The Labs Runtime team is responsible for developing and continually advancing the performance and scalability of our products and solutions by establishing benchmarks and best practices for high-performance and extreme scalability scenarios.

Competition

We operate in a highly competitive market characterized by constant change and innovation. Our competitors include large enterprise software vendors such as CA Technologies, IBM and Oracle; pure-play data access governance vendors such as Varonis; and companies of varying sizes that offer less-comprehensive solutions, which compete with individual features of our platform. We believe the principal competitive factors in our market include:

•	Reliability and effectiveness in implementing identity governance policies;

•	Comprehensiveness of visibility provided by implemented identity governance policies;

•	Ability to deploy in hybrid IT environment;

•	Adherence to government and industry regulations and standards;

•	Comprehensiveness and interoperability of the solution with other IT and security applications;

•	Scalability and performance;

•	Ability to innovate and respond to customer needs rapidly;

•	Quality and responsiveness of support organizations;

•	Total cost of ownership;

•	Ease of use; and

•	Customer experience.

Some of our competitors have significantly greater financial, technical, and sales and marketing resources, as well as greater name recognition and more extensive geographic presence than we do. However, we believe we compete favorably with our competitors on the basis of all the factors above.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property. We rely on copyrights and trade secret laws, confidentiality procedures, employment proprietary information and inventions assignment agreements, trademarks and patents to protect our intellectual property rights. We also license software from third parties for integration into our product solutions, including open source software and other software available on commercially reasonable terms.

We control access to and use of our product solutions and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright and trade secret laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology.

We have three issued patents and three patent applications pending in the United States relating to certain aspects of our technology. Our issued patents expire in 2034 and 2036. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any of our existing patents and any that may issue may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. In addition, we have international operations and intend to continue to expand these operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Legal Proceedings

We are not currently a party to any material legal proceedings. We are not aware of any inquiries or investigations into our business.

Employees

As of June 30, 2017, we had a total of 741 employees, including 228 involved in research and development activities, 232 in our sales and marketing organization, and 205 in professional services and customer support. 257 of these employees are located outside of the United States. We consider our employee relations to be good and we have not experienced employee litigation or a work stoppage.

Facilities

Our corporate headquarters occupy 44,633 square feet in Austin, Texas under a lease that expires in 2018. In addition to our headquarters, we have additional office space in Austin, Texas, and office space in Pune, India and Tel Aviv, Israel. Consistent with our growth, we currently plan to consolidate our Austin offices in 2019. We lease all of our facilities. We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information, as of August 11, 2017, regarding the individuals who will serve as our executive officers and directors immediately following the completion of this offering:

Name	Age	Position

Executive Officers:

Mark McClain	55	Chief Executive Officer, Co-founder and Director

J. Cameron (Cam) McMartin	60	Chief Financial Officer

Howard Greenfield	52	Senior Vice President, Global Sales

Non-Employee Directors:

Marcel Bernard	79	Director

William Gregory Bock	66	Director

Seth Boro	41	Director

James K. Lines	60	Director

James (Jim) Michael Pflaging	55	Director

Kenneth (Chip) J. Virnig, II	33	Director

Executive Officers

Mark McClain co-founded SailPoint in December 2005, has served as our Chief Executive Officer and on our board of directors since that time. He has almost 20 years of experience developing and leading innovative technology companies that have operated in the identity management market. In 2000, he founded Waveset Technologies, a pioneer in the identity management market. Following the acquisition of Waveset by Sun Microsystems in 2003, he served as Vice President of Software Marketing for Sun. His career also includes experience in international sales and marketing with HP (NYSE: HPQ) and IBM Tivoli Systems. Mr. McClain holds a B.A. in Economics from Point Loma Nazarene University and an M.B.A. from the University of California, Los Angeles. Our board of directors believes that Mr. McClain’s industry expertise and his daily insight into corporate matters as our Chief Executive Officer qualify him to serve as a director.

Cam McMartin has served as our Chief Financial Officer since 2011. Mr. McMartin formerly served as Managing Director and Chief Financial Officer for CenterPoint Ventures, a $425 million venture capital group. Before CenterPoint, Mr. McMartin held senior financial management positions with a number of corporations, including Chief Financial Officer at Convex Computer (NYSE: CNX) and Senior VP, Operations at Dazel. Mr. McMartin holds a B.A. in Business Administration from Trinity University and an M.B.A. from the University of Michigan.

Howard Greenfield has served as our Senior Vice President of Global Sales since July 2014. From 2011 to June 2014, Mr. Greenfield served as Vice President of Worldwide Mobility Sales for Zenprise (acquired by Citrix Systems). His career also includes experience in executive sales leadership roles with Mercury Interactive (acquired by HP), Wanova (acquired by VMware) and Witness Systems (acquired by Verint Systems). Mr. Greenfield holds a B.A. in Finance from Florida Atlantic University.

Non-Employee Directors

Marcel Bernard has served on our board of directors since September 2014. He has served as a Senior Operating Partner at Thoma Bravo since 2003. He has more than 40 years of operating experience with companies primarily in the technology industry. Mr. Bernard’s prior experience includes service as Corporate Vice President, Operations at Geac Computer, a performance management software company, where he was responsible for the management and overall performance of several worldwide business units; President of Motorola Canada; President and CEO of SaskTel, Saskatchewan’s largest phone company; and Senior Vice President, Ontario Division at St. Lawrence Cement, where he was responsible for the management of all Ontario business units. Mr. Bernard currently serves on the board of directors of several software and technology service companies in which Thoma Bravo holds an investment, including Compuware, Dynatrace, Imprivata, Kofax, Planview, Qlik Technologies and Riverbed Technology. Mr. Bernard holds a B.S. in Engineering Physics from the University of Montreal (Canada) and is a member of the Professional Engineers of Ontario (Canada). Our board of directors believes that Mr. Bernard’s extensive operating and industry experience and overall knowledge of our business qualify him to serve as a director.

William Bock has served on our board of directors since 2011. Mr. Bock has served on the board of directors of Silicon Laboratories (NASDAQ: SLAB) (“Silicon Labs”), a provider of silicon, software and solutions for the Internet of Things, internet infrastructure, industrial, consumer and automotive markets since July 2011. From June 2013 until his retirement in February 2016, Mr. Bock served as the President of Silicon Labs. He also served Silicon Labs as Interim Chief Financial Officer and Senior Vice President from February 2013 until June 2013, Senior Vice President of Finance and Administration from July 2011 through December 2011 and Chief Financial Officer from November 2006 to July 2011. Prior to joining Silicon Labs, Mr. Bock participated in the venture capital industry, principally as a partner with CenterPoint Ventures, and previously held senior executive positions with various venture-backed companies. Mr. Bock began his career with Texas Instruments (NASDAQ: TXN). Mr. Bock holds a B.S. in Computer Science from Iowa State University and an M.S. in Industrial Administration from Carnegie Mellon University. He currently serves on the board of directors of Silicon Labs. Our board of directors believes that Mr. Bock’s extensive financial and industry experience qualify him to serve as a director.

Seth Boro has served on our board of directors since September 2014. Mr. Boro has served as a Managing Partner at Thoma Bravo since 2013. He joined Thoma Bravo in 2005 and became a Partner in 2010, serving in that capacity until becoming a Managing Partner in 2013. Mr. Boro previously was with the private equity firm Summit Partners and with Credit Suisse. Mr. Boro currently serves on the board of directors of several software and technology service companies in which Thoma Bravo holds an investment, including Compuware, DigiCert, Dynatrace, Hyland Software, McAfee, Qlik Technologies, Riverbed Technology and SolarWinds. Mr. Boro also previously served on the board of directors of other cyber security companies, including Blue Coat Systems, Entrust, SonicWALL and Tripwire. Mr. Boro received his M.B.A. from the Stanford Graduate School of Business and is a graduate of Queen’s University School of Business (Canada), where he received a Bachelor of Commerce degree. Our board of directors believes that Mr. Boro’s board and industry experience and overall knowledge of our business qualify him to serve as a director.

James Lines has served on our board of directors since September 2014. He has been serving as an Operating Partner at Thoma Bravo since 2002. Mr. Lines’ prior experience includes service in various financial management capacities at affiliates of AMR Corporation (American Airlines), including as Chief Financial Officer of The SABRE Group; as Senior Vice President and Chief Financial Officer of ITI Marketing Services, a private tele-services firm backed by Golder, Thoma, Cressey, Rauner; and as Executive Vice President and Chief Financial Officer of United Surgical Partners, an international operator of surgery centers and hospitals. Mr. Lines currently serves on the board of directors of several software and technology service companies in which Thoma Bravo holds an investment, including Compuware, DigiCert, Dynatrace, Imprivata, Qlik Technologies and Riverbed Technology. Mr. Lines earned a B.S. in electrical engineering from Purdue University and an M.B.A. from Columbia University. Our board of directors believes that Mr. Lines’s financial and industry experience and overall knowledge of our business qualify him to serve as a director.

Jim Pflaging has served on our board of directors since January 2015. He has been a principal at The Chertoff Group, a security advisory firm that provides risk management, business strategy and merger and acquisition advisory services, since January 2012. He currently serves as a member of its Operating Committee and is responsible for both the technology sector and strategy practice for The Chertoff Group. In addition, he serves on the board of directors of several private technology companies. Mr. Pflaging has over 30 years of Silicon Valley experience, including 15 years as CEO of cybersecurity and data management companies. Mr. Pflaging received a B.S. degree in Commerce with dual concentrations in Finance and Marketing from the University of Virginia. Our board of directors believes that Mr. Pflaging’s management and extensive industry experience qualify him to serve as a director.

Chip Virnig has served on our board of directors since September 2014. Since July 2015, he has served as a Principal at Thoma Bravo. Mr. Virnig joined Thoma Bravo in 2008 and served as Vice President prior to his promotion to Principal. Prior to that, Mr. Virnig worked in the investment banking group at Merrill Lynch & Co. He currently serves on the board of directors of several software and technology service companies in which Thoma Bravo holds an investment, including Compuware, Dynatrace, Imprivata and Qlik Technologies. Mr. Virnig also previously served on the board of directors of other cyber security companies, including Blue Coat Systems. Mr. Virnig received a B.A. degree in Business Economics, Commerce, Organizations and Entrepreneurship from Brown University. Our board of directors believes that Mr. Virnig’s board and industry experience and overall knowledge of our business qualify him to serve as a director.

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Status as a Controlled Company

Because Thoma Bravo will initially beneficially own              shares of common stock, representing approximately     % of the voting power of our company (or     % if the underwriters’ over-allotment option is exercised in full) following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and the rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley Act and the NYSE, which require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have          independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley Act and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to any permitted “phase-in” period.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, President, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Stockholders Agreement

We are party to a stockholders agreement with certain holders of our capital stock, providing for certain rights, obligations and restrictions relating to sales or transfers of shares of our capital stock. Pursuant to the stockholders agreement, each of Thoma Bravo Fund XI, L.P. and Thoma Bravo Fund XI-A, L.P. has the right to designate one director to our board of directors. Additionally, the Thoma Bravo Funds collectively have the right to designate four directors to our board of directors. Finally, the majority in interest of the management stockholders have the right to designate two directors to our board of directors.

Thoma Bravo Fund XI, L.P. has designated as a director Mr. Boro. Thoma Bravo Fund XI-A, L.P. has designated as a director Mr. Virnig. The Thoma Bravo Funds collectively have designated as directors Messrs. Bernard, Bock, Bravo and Lines. The majority in interest of the management stockholders have designated as directors Messrs. McClain and Cunningham. Messrs. Bravo and Cunningham have indicated that they will resign as directors prior to the consummation of this offering.

The stockholders agreement will, by its terms, terminate on the completion of this offering.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Currently, our board of directors consists of nine persons. Prior to the consummation of this offering, Messrs. Bravo and Cunningham will resign as directors. We expect our board of directors will consist of                persons immediately prior to the consummation of this offering,                of whom will qualify as “independent” under the listing standards of the NYSE.

Pursuant to our Second Amended and Restated Certificate of Incorporation (our “current charter”) and stockholders agreement, our current directors were elected as follows:

•	Mr. Boro was elected as the designee reserved for Thoma Bravo Fund XI, L.P.;

•	Mr. Virnig was elected as the designee reserved for Thoma Bravo Fund XI-A, L.P.;

•	Messrs. Bernard, Bock, Bravo and Lines were elected as the designees reserved for the Thoma Bravo Funds collectively;

•	Messrs. Cunningham and McClain were elected as the designees of the majority in interest of the management stockholders; and

•	Mr. Pflaging was added to the board by a majority of the board to fill a newly created directorship.

The provisions of our stockholders agreement relating to the election of our directors will terminate and the provisions of our current charter by which our directors were elected will be amended and restated in connection with this offering. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our charter and bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation or removal.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2018, 2019 and 2020, respectively. Messrs.                 ,                  and                 will be assigned to Class I, Messrs.                 ,                  and                  will be assigned to Class II, and Messrs.                 ,                  and                 will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that the following directors do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE:                    . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence and eligibility to serve on the committees of our board of directors, including the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee and a compensation committee, and may have such other committees as the board of directors may establish from time to time. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

We anticipate that following completion of this offering, our audit committee will consist of                 , each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and listing standards of the NYSE. We anticipate that following the completion of this offering,                will serve as the chair of our audit committee.                qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and satisfies the financial expertise requirements under the listing standards of the NYSE. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Upon completion of this offering, our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

We anticipate that following completion of this offering, our compensation committee will consist of                     . We anticipate that following the completion of this offering,                      will serve as the chair of our compensation committee. Each member of our compensation committee is intended to meet the requirements of a “non-employee director” pursuant to Rule 16b-3 under the Exchange Act and an “outside director” pursuant to Section 162(m) of the Code. Because we will be a controlled company under the Sarbanes-Oxley Act and rules of the NYSE as of the completion of the offering, we will not be required to have a compensation committee composed entirely of independent directors as of the closing of this offering.

Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•	reviewing and approving the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluating the performance of our executive officers in light of the goals and objectives of our compensation programs and determining each executive officer’s compensation based on such evaluation;

•	reviewing and approving, subject, if applicable, to stockholder approval, our compensation programs;

•	reviewing the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	reviewing and assessing risks arising from our compensation programs;

•	reviewing and recommending to the board of directors the appropriate structure and amount of compensation for our directors;

•	reviewing and approving, subject, if applicable, to stockholder approval, material changes in our employee benefit plans; and

•	establishing and periodically reviewing policies for the administration of our equity compensation plans.

Nominating and Governance Committee.

Because we will be a controlled company under the Sarbanes-Oxley Act and rules of the NYSE as of the completion of the offering, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee as of the closing of this offering.

If and when we are no longer a controlled company, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be “independent” under the rules of the SEC. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon the formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the applicable rules and regulations of the SEC and the listing standards of the NYSE.

EXECUTIVE COMPENSATION

2016 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly-compensated executive officers (our “Named Executive Officers”) for the fiscal year ended December 31, 2016.

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)(1)	Option Awards ($)(f)(2)	Non-Equity Incentive Plan Compensation ($)(g)(3)	Total ($)(j)
Mark McClain, Chief Executive Officer	2016	$307,500	$22,554	$—	$96,769	$426,823
Kevin Cunningham, President(4)	2016	$307,500	$22,554	$—	$96,769	$426,823
Howard Greenfield, SVP, Worldwide Sales	2016	$235,000	$25,100	$32,656	$240,223	$532,979

(1)	With respect to Messrs. McClain and Cunningham, reflects a discretionary bonus paid in excess of the amount earned pursuant to our corporate bonus plan. With respect to Mr. Greenfield, reflects a $25,000 discretionary cash bonus paid to Mr. Greenfield for services provided in fiscal 2016 and a $100 holiday bonus paid to remote employees. These amounts were paid during the first quarter of 2017.
(2)	Amounts reported reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of stock options granted to Mr. Greenfield during fiscal year 2016. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures. For additional information regarding the assumptions underlying this calculation please see Note 11 to our audited consolidated financial statements for the fiscal year ended December 31, 2016 appearing elsewhere in this prospectus.
(3)	Reflects amounts for services provided in fiscal 2016 pursuant to our annual cash incentive programs, which were paid to Mr. Greenfield during the first quarter of 2017 and to Messrs. McClain and Cunningham in the second quarter of 2017. Messrs. McClain and Cunningham participate in our corporate bonus plan. Mr. Greenfield participates in a sales incentive plan.
(4)	Mr. Cunningham will resign from his position as our President, and will no longer be an executive officer, prior to the completion of this offering.

Narrative Disclosure to Summary Compensation Table

Base Salary

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific job duties and functions. Historically, our board of directors has established the annual base salary rate for each of the Named Executive Officers at a level necessary to retain the individual’s services, and reviews base salaries on an annual basis in consultation with the Chief Executive Officer (other than with respect to his own salary). The board of directors has historically made adjustments to the base salary rates of the Named Executive Officers upon consideration of any factors that it deems relevant, including but not limited to: (i) any increase or decrease in the executive’s responsibilities, (ii) the executive’s job performance, and (iii) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of members of our board of directors and our Chief Executive Officer.

Annual Bonus

Our annual bonus awards have historically been subject to performance targets established annually by our board of directors. Messrs. McClain and Cunningham participate in our corporate bonus plan. In 2016, Messrs.

McClain and Cunningham each had a target bonus amount of 40% of base salary with a maximum bonus potential of 60% of base salary. The performance criteria under our corporate bonus plan in 2016 were EBITDA and new bookings (whether with respect to new licenses, initial maintenance contracts or software-as-a-service subscription agreements). EBITDA and new bookings were each weighted 50% towards the total bonus that could be potentially earned; however, the compensation committee of our board of directors established a minimum EBITDA threshold that must be achieved for any bonus to be payable. Our compensation committee retained the discretion to pay a larger bonus than the amount earned pursuant to the formula established under our corporate bonus plan. The discretionary amount paid to Messrs. McClain and Cunningham is reported in the Summary Compensation Table above in the “Bonus” column.

In 2016, Mr. Greenfield participated in our sales incentive plan based solely upon new bookings. His target bonus was 100% of his base salary with no maximum.

The bonuses for 2016 were paid following a year-end review of the applicable performance criteria. The actual bonus amounts paid to each Named Executive Officer for 2016 (including the discretionary portion paid to Messrs. McClain and Cunningham) are as follows:

Name	Award Payout
Mark McClain	$119,323
Kevin Cunningham	$119,323
Howard Greenfield	$240,223

The Named Executive Officers generally must be employed on the date the awards are actually paid in order to receive payment. We anticipate that, following the completion of this offering, our board of directors will continue to incentivize management members through an annual bonus arrangement or other short term incentives; however, the specifics of such arrangements, including the performance criteria to be utilized, have not been determined.

Long Term Incentive Compensation

We have historically offered long-term incentives to our Named Executive Officers through stock option awards that are immediately exercisable for shares of restricted stock subject to continued vesting. To the extent stock awards are reported in the table below, those awards were granted as stock options which were exercised for shares of restricted stock. In the event of a termination of employment prior to vesting (or a termination due to cause) the restricted shares will be repurchased by us for an amount equal to the price paid by the executive to exercise the option (or, if less, the fair market value of such shares). The equity awards granted to our Named Executive Officers vest 50% based on the passage of time and continued performance of services and 50% based upon the achievement of performance conditions. The time-based portion of our equity awards vests over four years, with 25% of the award vesting on the one-year anniversary of the date of grant and the remainder of the award vesting monthly thereafter in substantially equal installments. The performance-based portion of our equity awards granted prior to this offering vests in four annual installments on December 31 of, generally, the four calendar years following the grant of the award (unless the award was granted early in the year in which case the first 25% of the award vested, if at all, on December 31 of the year of grant). The performance targets for such awards were EBITDA targets set with respect to each quarter of the award potentially vesting in a specified year. If the performance target for the year is met the applicable quarter of the award will vest and if the performance target for the year is not met the applicable quarter of the award will not vest. In the event the performance target for any particular year is not met the shares potentially vesting in such year will not be forfeited but will remain outstanding and unvested and will vest in the following year to the extent the performance target for the following year is met. If the performance target is not met in the following year the portion of the award associated with the preceding year will be forfeited. The compensation committee of our board of directors may, in its discretion, vest, and has in the past vested, the portion of an award otherwise vesting in a particular year regardless of the achievement of the applicable performance target.

In order to incentivize management following the completion of this offering, we anticipate that our board of directors will adopt a long-term incentive plan, described below, for employees, consultants and directors. Our Named Executive Officers will be eligible to participate in this plan, which if adopted, will become effective upon the completion of this offering. While our future long term incentive compensation may involve performance criteria, at this time our board of directors does not intend to use EBITDA as a performance measure. Consequently, outstanding awards of stock options and shares of restricted stock subject to EBITDA targets were amended in 2017, prior to this offering, to vest in substantially equal annual installments of 25% of the original award on each December 31 (provided the employee continues to perform services to such date) until the award is fully vested.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code, under which employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See “Additional Narrative Disclosure—Retirement Benefits” for more information.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2016.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)(3)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(5)
Mark McClain	—	—	—	—	—	235,157	$523,208	268,750	$597,950
Kevin Cunningham	—	—	—	—	—	235,157	$523,208	268,750	$597,950
Howard Greenfield	5,000	20,000	15,000	$1.35655	4/29/2026	82,032	$182,515	93,750	$208,587

(1)	Because all stock options granted to our Named Executive Officers are immediately exercisable, this column reflects the number of options held by each Named Executive Officer that were exercisable and vested as of December 31, 2016. The treatment of these awards upon certain termination and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon a Termination or Change in Control.”
(2)	Because all stock options granted to our Named Executive Officers are immediately exercisable, this column reflects the number of options subject to time-based vesting held by each Named Executive Officer that were exercisable and unvested as of December 31, 2016. 5,000 of these options vested on April 29, 2017 and the remaining 15,000 options vest monthly in substantially equal monthly installments through April 29, 2020. The treatment of these awards upon certain termination and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon a Termination or Change in Control.”
(3)

Because all stock options granted to our Named Executive Officers are immediately exercisable, this column reflects the number of performance-based options held by each Named Executive Officer that were exercisable but unvested as of December 31, 2016. These options will vest, if at all, upon the achievement of the applicable performance targets in 5,000 option increments on December 31, 2017, 2018 and 2019. However, see “Narrative Disclosure to Summary Compensation Table—Long Term Incentive Compensation” regarding the elimination of the performance criteria as a condition to vesting under these awards. The treatment of these awards upon certain termination and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon a Termination or Change in Control.”
(4)	The stock awards reported in this column are subject to time-based vesting conditions. The stock awards were originally granted as options that were immediately exercisable for shares of restricted stock subject to continued vesting conditions and a substantial risk of forfeiture. Our Named Executive Officers paid an exercise price of $0.0517 per share to exercise the immediately exercisable options. In the event the shares are eventually forfeited we will repay the executive his $0.0517 per share purchase price. The awards will vest in substantially equal monthly installments through September 8, 2018. The treatment of these awards upon certain termination and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon a Termination or Change in Control.”
(5)	Calculated based on the fair market value of our common stock on December 31, 2016, which was $2.22493 per share. This value includes the exercise price of $0.0517 per share previously paid by each Named Executive Officer.
(6)	The stock awards reported in this column were subject to performance-based vesting conditions. The stock awards were originally granted as options that were immediately exercisable for shares of restricted stock subject to continued vesting conditions and a substantial risk of forfeiture. Our Named Executive Officers paid an exercise price of $0.0517 per share to exercise the immediately exercisable options. In the event the shares are eventually forfeited we will repay the executive his $0.0517 per share purchase price. The awards will vest, if at all upon the achievement of the applicable performance targets, in substantially equal installments on December 31, 2017 and 2018. However, see “Narrative Disclosure to Summary Compensation Table—Long Term Incentive Compensation” regarding the elimination of the performance criteria as a condition to vesting under these awards. The treatment of these awards upon certain termination and change in control events is described below under “Additional Narrative Disclosure—Potential Payments Upon a Termination or Change in Control.”

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We do not provide matching or profit sharing contributions under the plan.

Potential Payments Upon Termination or Change in Control

We previously entered into an offer letter with Mr. Greenfield and Senior Management and Restricted Stock Agreements with Messrs. McClain and Cunningham. These agreements provide for basic terms including position, starting salary and severance protections. Our Named Executive Officers are also subject to noncompetition and nonsolicitation restrictive covenants for a period of eighteen (or twelve, in the case of Mr. Greenfield) months following any termination of employment.

Mr. Greenfield’s offer letter also contains a bonus target of 100% of his base salary and limited severance protection. To the extent Mr. Greenfield is terminated without “Cause,” and subject to the execution of a release, he will receive continued payment of his base salary for a period up to 90 days following his termination of employment. To the extent Mr. Greenfield secures full-time employment within that 90-day period the severance payments will immediately cease. In addition, pursuant to his restricted stock agreement, if Mr. Greenfield’s employment is terminated without “Cause” or for “Good Reason” (in each case, as defined in his restricted stock agreement) within twelve months following a “Sale of the Company,” then 100% of his unvested restricted stock will become vested.

The Senior Management and Restricted Stock Agreements entered into by Messrs. McClain and Cunningham contain, in addition to provisions governing the equity grants, certain severance provisions. These agreements were entered into in connection with the exercise of immediately exercisable options granted to the executives. In the event of a termination without “Cause” or due to “Good Reason,” and subject to the execution of a release, each executive will receive the following payments and benefits (i) continued base salary for a period of 12 months (in each case $310,000), (ii) a lump sum payment equal to the executive’s annual target bonus (but only if executive would have achieved his financial objectives for the fiscal year of his termination, based on the pro-rata results actually achieved by him prior to the date of his termination as compared to the pro-rata objectives established for his target bonus for the then-current fiscal year), (iii) monthly payments equal to the executive’s premiums for group health plan continuation under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for a period of 12 months, and (iv) accelerated vesting of any time based equity awards that would have vesting during the 12 month period following termination had the executive continued performing services. The outstanding, unvested restricted stock awards held by Messrs. McClain and Cunningham will become 100% vested upon the occurrence of a “Liquidity Event.”

“Cause” is defined in the restricted stock agreements with our Named Executive Officers (including Mr. Greenfield’s) as a vote of our board of directors that the executive’s employment should be terminated as a result of (i) a conviction of a felony, (ii) any other act of fraud, intentional misrepresentation, moral turpitude, misappropriation or embezzlement, illegality or unlawful harassment that would materially and adversely impact our business or reputation or expose us to material liability, (iii) the repeated willful failure of the executive to follow the reasonable directors of our board of directors in connection with our business affairs, (iv) a material breach of the agreement by the executive or (v) the willful and deliberate nonperformance by the executive of his duties. In connection with a termination described in clauses (iii), (iv) and (v), the executive will have a period of 30 days to cure the act or omission constituting “Cause.” “Cause” is defined in Mr. Greenfield’s offer letter as (i) gross negligence or willful misconduct in the performance of his duties, (ii) his failure to perform one or more of his material duties and responsibilities which has continued following written notice and reasonable opportunity to cure (which will not exceed thirty days), (iii) fraud or intentional misconduct, (iv) a conviction of a crime involving moral turpitude or a felony or entering a plea of guilty or nolo contendere or into a plea or settlement agreement to such crime, (v) his willful refusal without proper legal reason to perform his duties and responsibilities or his failure to abide by and comply with our written policies and procedures that remain uncorrected for thirty days, (vi) a material breach of his offer letter or his Propriety Information and Inventions Agreement that is not otherwise cured within thirty days following written notice of breach, (vii) alcohol abuse or illegal drug use determined in the sole discretion of the Chief Executive Officer or President or other reporting officer to impair his ability to perform his duties, or (viii) upon his becoming unable to substantially perform, with reasonable accommodation, his duties as a result of a physical or mental impairment as reasonable determined by a licensed physician selected or approved by us.

“Good Reason” is defined in the restricted stock agreements with our Named Executive Officers (including Mr. Greenfield’s) as a resignation resulting from (i) the executive’s reduction in base salary (other than an across the board salary reduction, not to exceed 10%, due to our financial performance that similarly impacts all senior management employees, or, in the case of Mr. Greenfield a material reduction in base salary), (ii) our failure to pay a material incentive compensation contemplated under the agreement, (iii) any material breach by us of the agreement, (iv) a material reduction in the executive’s responsibilities (other than a change resulting from the integration of our operations into an acquirer in a “Liquidity Event”), (v) in the case of Mr. McClain, the removal of Mr. McClain from the position of Chief Executive Officer other than in connection with a “Liquidity Event,” or (vi) the relocation of the executive’s principal place of employment in excess of 25 miles (or, in the case of Mr. Greenfield, a material change in geographic location). “Good Reason” requires written notice from the executive within 90 days of the occurrence of the condition constituting “Good Reason,” a 30-day period during which we may cure the occurrence of “Good Reason” and, if such condition persists, a termination by the executive within 60 days following the cure period.

“Liquidity Event” is defined as (i) any transaction or series of transactions (other than certain financing transactions including this offering) resulting in an acquirer possessing sufficient voting power to elect a majority of our board of directors (ii) the sale of all or substantially all of our assets, or (iii) a “Sale of the Company.” “Sale of the Company” is defined in our stockholders agreement as a sale of our company with the approval of our board of directors and the Thoma Bravo Funds.

Long Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt the 2017 Long Term Incentive Plan (the “2017 LTIP”) prior to the completion of this offering. We anticipate that the 2017 LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the 2017 LTIP set forth below is a summary of the material anticipated features of the 2017 LTIP. This summary, however, does not purport to be a complete description of all of the anticipated provisions of the 2017 LTIP and is qualified in its entirety by reference to the 2017 LTIP, the form of which is filed as an exhibit to this registration statement.

2017 LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2017 LTIP, a total of              shares of our common stock will initially be reserved for issuance pursuant to awards under the 2017 LTIP. The total number of shares reserved for issuance under the 2017 LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code). Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld or surrendered to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2017 LTIP.

Individual Share Limits. Beginning with the calendar year in which the transition period for the 2017 LTIP under Section 162(m) of the Internal Revenue Code expires and for each calendar year thereafter, a “covered employee” (within the meaning of Section 162(m) of the Internal Revenue Code) may not be granted awards under the 2017 LTIP intended to qualify as “performance-based compensation” (within the meaning of Section 162(m) of the Internal Revenue Code) (i) to the extent such award is based on a number of shares of our common stock relating to more than, in the aggregate,              shares of common stock and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of shares of our common stock, having an aggregate value determined on the respective dates of grant in excess of $        .

Administration. The 2017 LTIP will be administered by the compensation committee of our board of directors, which is referred to herein as the “committee,” except to the extent our board of directors elects to administer the 2017 LTIP. Unless otherwise determined by our board of directors, the committee will be made up of two or more individuals who are both “outside directors” as defined in Section 162(m) of the Internal Revenue Code and a “nonemployee directors” as defined in Rule 16b-3 under the Exchange Act. The committee has broad discretion to administer the 2017 LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2017 LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, is eligible to receive awards under the 2017 LTIP at the committee’s discretion.

Stock Options. The committee may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Internal Revenue Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the committee.

Restricted Stock. Restricted stock is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the committee. In the committee’s discretion, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit is a right to receive cash, common stock or a combination of cash and common stock at the end of a specified period equal to the fair market value of one share of our common stock on the date of vesting. Restricted stock units may be subject to restrictions, including a risk of forfeiture, imposed by the committee.

Stock Awards. A stock award is a transfer of unrestricted shares of our common stock on terms and conditions determined by the committee.

Dividend Equivalents. Dividend equivalents entitle an individual to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of our common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). The committee may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, including at the same time and subject to the same restrictions and risk of forfeiture as the award with respect to which the dividends accrue if they are granted in tandem with another award.

Other Stock-Based Awards. Subject to limitations under applicable law and the terms of the 2017 LTIP, the committee may grant other awards related to our common stock. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the committee, and awards valued by reference to the book value of our common stock or the value of securities of, or the performance of, our affiliates.

Cash Awards. The 2017 LTIP will permit the grant of awards denominated in and settled in cash as an element of or supplement to, or independent of, any award under the 2017 LTIP.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the 2017 LTIP or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2017 LTIP in substitution for similar awards held by individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or one of our affiliates.

Performance Awards. Performance awards represent awards with respect to which a participant’s right to receive cash, shares of our common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. The committee will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award. The committee may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

If the committee grants a performance award to a covered employee that is designated as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, the grant, exercise, vesting and/or settlement of such award will be contingent upon achievement of one or more of the following business criteria for us, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or our operating areas (except with respect to the total stockholder return and earnings per share criteria): (i) revenues, sales or other income; (ii) cash flow, discretionary cash flow, cash flows from operations, cash flows from investing activities, cash flow returns and/or cash flows from financing activities; (iii) return on net assets, return on assets, return on investment, return on capital, return on capital employed or return on equity; (iv) income, operating income, net income or net income per share; (v) earnings, operating earnings or earnings, operating or contribution margin determined before or after any one or more of: depreciation and amortization expense; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; net gain or loss on the disposition of assets; income or loss from discontinued operations, net of tax; noncash derivative related activity; amortization of stock-based compensation; income taxes; incentives or service fees; extraordinary, non-recurring or special items; or other items; (vi) equity; net worth; tangible net worth; book capitalization; debt; debt, net of cash and cash equivalents; capital budget or other balance sheet goals; (vii) debt or equity financings or improvement of financial ratings; (viii) absolute or per-share net asset value; (ix) fair market value of our stock, share price, share price appreciation, total stockholder return or payments of dividends; (x) bookings, increase in bookings or new bookings; (xi) achievement of savings from business improvement projects and achievement of capital projects deliverables; (xii working capital or working capital changes; (xiii) operating profit or net operating profit; (xiv) internal research or development programs; (xv) geographic business expansion; (xvi) human resources management targets, including medical cost reductions, employee satisfaction or retention, workforce diversity, time to hire and completion of hiring goals; (xvii) satisfactory internal or external audits; (xviii) consummation, implementation, integration or completion of a change in control or other strategic partnerships, transactions, projects, processes or initiatives or other goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances; (xix) regulatory approvals or other regulatory milestones; (xx) legal compliance or risk reduction; (xxi) market share; (xxii) economic value added; (xxiii) cost or debt reduction targets; or (xiv) capital raises or capital efficiencies. Any of the above goals may be determined pre-tax or post-tax, on an absolute, relative or debt-adjusted basis, as compared to the performance of a published or special index deemed applicable by our compensation committee including the Standard & Poor’s 500 Stock Index or a group of comparable companies, as a ratio with other business criteria, as a ratio over a period of time (such as per day) or on a per unit of measure, on a per-share basis (basic or diluted), and on a basis of continuing operations only. The terms above may, but shall not be required to be, used as applied under generally accepted accounting principles, as applicable.

Recapitalization. In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, the committee shall or may (as required by applicable accounting rules) equitably adjust the (i) aggregate number or kind of shares that may be delivered under the 2017 LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (iv) the applicable share-based limitations with respect to awards provided in the 2017 LTIP, in each case to equitably reflect such event.

Change in Control. Except to the extent otherwise provided in any applicable award agreement, no award will vest solely upon the occurrence of a change in control. In the event of a change in control or other changes to us or our common stock, the committee may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including canceling a stock option or SAR for no consideration if it has an exercise price or the grant price less than the value paid in the transaction), or (iii) make any other adjustments to awards that the committee deems appropriate to reflect the applicable transaction or event.

No Repricing. Except in connection with (i) the issuance of substitute awards granted to new service providers in connection with a transaction or (ii) in connection with adjustments to awards granted under the 2017 LTIP as a result of a transaction or recapitalization involving us, without the approval of the stockholders of the Company, the terms of outstanding option or SAR may not be amended to reduce the exercise price or grant price or to take any similar action that would have the same economic result.

Clawback. All awards granted under the 2017 LTIP are subject to reduction, cancellation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2017 LTIP.

Amendment and Termination. The 2017 LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the 2017 LTIP at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of common stock are listed. The committee may amend the terms of any outstanding award granted under the 2017 LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant’s consent.

Director Compensation

Historically our non-employee directors have received immediately exercisable stock options in connection with their appointment to the board (vesting in accordance with our standard vesting schedule of 25% on the first anniversary of grant and in substantially equal monthly increments thereafter through the fourth anniversary of grant). In the case of each director holding equity, the exercise price paid with respect to the restricted stock was $0.0517 per share. In the event the director is terminated without “Cause” and the shares are forfeited, the director will be repaid the purchase price (or, if less, the fair market value per share). “Cause” means (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty or fraud, (ii) report to work under the influence of alcohol or illegal drugs, the use of illegal drugs or other conduct causing substantial public disgrace or material economic harm to us or our affiliates, (iii) an act or omission which in the opinion of a reasonable business person would be expected to aid or abet a competitor, supplier or customer of ours to our material disadvantage, (iv) any breach of fiduciary duty or act of gross negligence or willful misconduct, or (v) any breach of any material agreement with us. No equity was granted to any of our non-employee directors in 2016.

In addition, our directors receive a cash retainer payable quarterly. In 2016, a majority of our non-employee directors represented Thoma Bravo, the private equity firm holding a controlling interest in our equity. In certain cases, disclosed below, directors representing Thoma Bravo were not entitled to receive compensation (either equity or cash). Those directors received no compensation from us (directly or indirectly, that is, we did not otherwise remit the compensation to which they would otherwise be entitled to Thoma Bravo).

Name(1)	Fees Earned or Paid in Cash ($)	Total ($)
Marcel Bernard(2)	$50,000	$50,000
William Bock(2)	$20,000	$20,000
Seth Boro	—	—
Orlando Bravo	—	—
James Lines(2)	$50,000	$50,000
Jim Pflaging(2)	$20,000	$20,000
Chip Virnig	—	—

(1)	Messrs. Boro, Bravo and Virnig are included in the table but receive no compensation for their services. All three are representatives of Thoma Bravo. Messrs. Bernard and Lines are also Thoma Bravo representatives. Messrs. Bock and Pflaging are our independent directors.
(2)	Messrs. Bernard, Bock, Lines and Pflaging hold 110,569, 44,228, 84,033 and 52,653 unvested shares of restricted stock, respectively, as of December 31, 2016.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2014, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or is expected to exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

In 2011, we entered into an employment agreement with Mr. McMartin, our Chief Financial Officer. Mr. McMartin’s annual salary for 2014, 2015 and 2016 was $225,000, $241,000 and $262,250, respectively, and he received a bonus of $50,772, $84,350 and $89,077, respectively, in such years. We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including Mr. McMartin, are allowed to contribute portions of their base compensation to a tax-qualified retirement account.

In 2013, we entered into convertible promissory notes (the “Promissory Notes”) with each of Messrs. Cunningham, McClain and McMartin totaling $169,092 in the aggregate. Payments were due in full at the maturity date of November 14, 2014. The Promissory Notes had provisions allowing the conversion of the debt into our stock. In conjunction with the Acquisition, the principal amount outstanding under the Promissory Notes was increased to $338,184 pursuant to the terms of the Promissory Notes and was repaid in full.

In September 2014, we entered into an advisory services agreement (the “Consulting Agreement”) with Thoma Bravo. The Consulting Agreement requires quarterly payments from September 8, 2014 through December 31, 2018 for financial and management consulting services provided by Thoma Bravo. Consulting fees from the Consulting Agreement totaled $155,899 for September 8 to December 31, 2014 and $750,000 and $1.0 million in the years ended December 31, 2015 and 2016, respectively. Contractual consulting fees per the Consulting Agreement are $1.3 million and $1.5 million for the years ended 2017 and 2018, respectively. We are also obligated to reimburse Thoma Bravo for reasonable legal, accounting and travel expenses and other fees and expenses incurred by Thoma Bravo in rendering the services under the Consulting Agreement and any other matter that is or will be for our benefit. The Consulting Agreement will terminate upon the completion of this offering, and we will be responsible for paying only the fees, costs and expenses incurred by Thoma Bravo prior to the termination of the Consulting Agreement that have not yet been reimbursed. Additionally, we incurred a payable to Thoma Bravo totaling $459,401 in connection with a working capital adjustment arising from the Acquisition. As of December 31, 2016, the payable to Thoma Bravo of $459,401 had been converted to additional paid in capital.

Sale of Preferred Stock and Common Stock

In multiple closings in September through December of 2014, we sold an aggregate of 223,332.26 shares of our preferred stock at a purchase price of $1,000.00 per share and an aggregate of 43,628,518 shares of our common stock at a purchase price of $0.0517 per share, for an aggregate purchase price of approximately $225.5 million.

The following table summarizes the preferred stock and common stock purchased by related parties in connection with the transaction described in this section.

Investor	Shares of Preferred Stock	Shares of Common Stock	Aggregate Purchase Price
Thoma Bravo Funds(1)	198,000	38,679,771	$200,000,000
Mark McClain(2)	9,387	1,833,846	$9,482,199
Kevin Cunningham(3)	7,456	1,456,443	$7,530,776
Cam McMartin(4)	400	78,224	$404,469

(1)	The Thoma Bravo Funds holding our securities whose shares are aggregated for purposes of reporting share ownership are Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P. and Thoma Bravo Executive Fund XI, L.P. Entities affiliated with Thoma Bravo together hold more than 5% of our outstanding capital stock. Messrs. Bernard, Boro, Lines and Virnig, each a director of ours, are partners, principals, officers or employees of Thoma Bravo.
(2)	Includes 5,422 shares of preferred stock and 1,059,281 shares of common stock purchased by the McClain Charitable Remainder Unitrust, a trust for which Mr. McClain serves as a co-trustee.
(3)	Includes 35 shares of preferred stock and 6,790 shares of common stock purchased by Maryanne Cunningham, Mr. Cunningham’s spouse.
(4)	Includes 21,616 shares of common stock held by the McMartin Charles Wildermuth 2016 Trust, a trust for which Mr. McMartin serves as co-trustee.

Registration Rights

Certain registration rights are provided for under the terms of our Registration Rights Agreement, dated as of September 8, 2014 (the “Registration Rights Agreement”), by and among (i) SailPoint Technologies Holdings, Inc., (ii) the Thoma Bravo Funds, (iii) Mr. McClain, Mr. Cunningham, McClain Charitable Remainder Unitrust, Maryanne Cunningham, Mr. McMartin, Thomas Beck, Christopher Gossett, David Crow, Jeffrey Larson, Troy Donley and Marty Frederickson, and (iv) other persons who have become signatories to the agreement subsequent to September 8, 2014. Pursuant to the Registration Rights Agreement, we have agreed to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations set forth therein) of the holders of the shares registered pursuant to the registrations described below. The registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an underwritten offering and our right to delay or withdraw a registration statement under certain circumstances.

Pursuant to the Registration Rights Agreement, we have agreed to not publicly sell or distribute any securities during the period beginning on the date of the notice of the requested demand registration and ending 90 days after the first effective date of any underwritten registration effected pursuant to the registrations described below (except pursuant to registrations on Form S-4, Form S-8 or any successor form). In addition, in connection with this offering, we expect that party to the Registration Rights Agreement will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Underwriting” for additional information regarding such restrictions.

Demand Registration Rights

Pursuant to the Registration Rights Agreement, the holders of a majority of the outstanding Investor Registrable Securities (as defined therein and which include shares of our common stock held by the Thoma Bravo Funds) (the “Initiating Holders”) are entitled to request (i) three Long-Form Registrations (as defined therein), (ii) an unlimited number of Long-Form Registrations in which the requesting parties shall pay their pro rata share of the registration expenses and (iii) an unlimited number of Short-Form Registrations (as defined therein). In addition, with the consent of the Initiating Holders, the other parties to the Registration Rights Agreement may include their Registrable Securities in a Long-Form Registration or Short-Form Registration.

Piggyback Registration Rights

If at any time we propose to register the offer and sale of shares of our common stock under the Securities Act (other than in this offering, or pursuant to a Long-Form Registration or Short-Form Registration under the Registration Rights Agreement, or a registration on Form S-4, Form S-8 or any successor form), then we must notify the holders of Registrable Securities of such proposal to allow them to include a specified number of their shares of our common stock in such registration, subject to certain marketing and other limitations.

Stockholders Agreement

We are party to a stockholders agreement with certain holders of our capital stock, providing for certain rights, obligations and restrictions relating to sales or transfers of shares of our capital stock, which will, by its terms, terminate on the completion of this offering. See the section titled “Management—Stockholders Agreement” for additional information about our stockholders agreement.

Limitation of Liability and Indemnification of Officers and Directors

Our charter contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that we must advance expenses incurred by or on behalf of a director or executive officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the

DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our charter and bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships), to which we are a party, in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has, had or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our capital stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to unaffiliated third parties under the same or similar circumstances and (ii) the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                 , 2017 that, after the completion of the Preferred Stock Conversion and the Stock Split (both of which will be effected immediately prior to the completion of this offering), will be owned by:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on              shares of our common stock outstanding as of                 , 2017, which includes              shares of our common stock resulting from the automatic conversion of all outstanding shares of our preferred stock into our common stock immediately prior to the completion of this offering (assuming an initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)). We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their over-allotment option to purchase up to an additional              shares of our common stock from us. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of                 , 2017 and shares of our restricted stock that have vested or will vest within 60 days of                 , 2017 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SailPoint Technologies Holdings, Inc., 11305 Four Points Drive, Building 2, Suite 100, Austin, Texas 78726.

	Beneficial Ownership Prior to the Offering(1)		Beneficial Ownership After the Offering(1)		Percent of Total Voting Power After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Named Executive Officers and Directors:
Mark McClain(2)
Kevin Cunningham(3)
Howard Greenfield
Marcel Bernard
William Bock
Seth Boro
James Lines
Jim Pflaging(4)
Chip Virnig
All executive officers and directors as a group (9 persons)
5% Stockholders:
Thoma Bravo(5)

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Includes shares underlying options exercisable within 60 days of , 2017 held by Mr. Greenfield. Also includes shares of restricted stock, vesting within 60 days of , 2017, beneficially owned as follows: Mr. McClain— shares, Mr. Cunningham— shares, Mr. Greenfield— shares, Mr. Bernard— shares, Mr. Bock— shares, Mr. Boro— shares, Mr. Lines— shares, Mr. Pflaging— shares, Mr. Virnig— shares and executive officers and directors as a group— shares.
(2)	Consists of shares of common stock held directly by Mr. McClain, shares of common stock held by the McClain Charitable Remainder Unitrust, shares of restricted stock held directly by Mr. McClain, shares of restricted stock held by the McClain RHD 2015 Trust, shares of restricted stock shares of restricted stock held by the McClain ADM 2015 Trust and shares of restricted stock held by the McClain GMM 2015 Trust. Mr. McClain is a co-trustee for each of the McClain Charitable Remainder Unitrust, McClain RHD 2015 Trust, McClain ADM 2015 Trust and McClain GMM 2015 Trust. As such, Mr. McClain may be deemed to have shared voting and investment power with respect to all of the shares of common stock and restricted stock held by such trusts.
(3)	Consists of shares of common stock held directly by Mr. Cunningham, shares of common stock held by Mr. Cunningham’s spouse and shares of restricted stock held directly by Mr. Cunningham. Mr. Cunningham may be deemed to have shared voting and investment power with respect to the shares of common stock held by his spouse.
(4)	Consists of shares of restricted stock held by the MMJ Living Trust. Mr. Pflaging is a co-trustee of the MMJ Living Trust. As such, Mr. Pflaging may be deemed to have shared voting and investment power with respect to all of the shares of restricted stock held by MMJ Living Trust.
(5)	Thoma Bravo Partners XI, L.P. (“TB Partners XI”) is the general partner of each of Thoma Bravo Fund XI, L.P. (“TB Fund XI”), Thoma Bravo Fund XI-A, L.P. (“TB Fund XI-A”) and Thoma Bravo Executive Fund XI, L.P. (“TB Exec Fund XI”). Thoma Bravo, LLC is the general partner of TB Partners XI. By virtue of the relationships described in this footnote, Thoma Bravo, LLC may be deemed to exercise voting and dispositive power with respect to the shares held by TB Fund XI, TB Fund XI-A and TB Exec Fund XI. The principal business address of the entities identified herein is 600 Montgomery Street, 20th Floor, San Francisco, CA 94111.

DESCRIPTION OF INDEBTEDNESS

On August 16, 2016, we entered into a senior secured credit facility (our “credit facility”), consisting of a $115 million term loan facility and a $5 million revolving credit facility, pursuant to a credit and guaranty agreement by and among SailPoint Technologies, Inc., as the borrower, and SailPoint Technologies Intermediate Holdings, LLC and SailPoint International, Inc., as guarantors, other guarantors party thereto from time to time, the lenders party thereto from time to time and Goldman Sachs Bank USA, as administrative agent, collateral agent and lead arranger, which was subsequently amended and restated on November 2, 2016 to provide for a letter of credit sub-facility with an aggregate limit equal to the lesser of $5 million and the aggregate unused amount of the revolving commitments then in effect. Our credit facility was further amended on June 28, 2017 to provide for (i) an increase to the term loan facility in an additional principal amount of $50 million to partially fund a dividend paid to the holders of our preferred stock and (ii) an increase to the revolving credit facility in an additional principal amount of $2.5 million. Each of the term loan facility and revolving credit facility has a maturity of five years and will mature on August 16, 2021.

As of June 30, 2017, the balance outstanding under the term loan facility was $        million. As of June 30, 2017, we had $        million available under the revolving credit facility and $        million of undrawn letters of credit.

All of our obligations under our credit facility are guaranteed by our existing and future domestic subsidiaries and, subject to certain exceptions, secured by a security interest in substantially all of our tangible and intangible assets.

Borrowings under our credit facility bear interest at our option at (i) LIBOR, subject to a 1.00% floor, plus a margin, or (ii) the base rate, subject to a 3.50% floor, plus a margin. For LIBOR borrowings, the applicable rate margin is 7.00%. For base rate borrowings, the applicable margin is 6.50%. We are also required to pay a 0.50% per annum fee on undrawn amounts under the revolving credit facility, payable quarterly in arrears.

Generally, we are permitted to make voluntary prepayments under our credit facility at any time. However, subject to certain exceptions, prepayments and commitment reductions are subject to a premium equal to 3.00% of the term loans prepaid and revolving credit commitment reductions through June 28, 2018, with the premium decreasing to 1.00% effective June 29, 2019 and eliminated entirely after June 28, 2020; provided that, to the extent any such prepayment or commitment reduction results from specified qualified transactions (including, but not limited to, an initial public offering of our capital stock), the premium is equal to 1.50% of the term loans prepaid and revolving credit commitment reductions through June 28, 2018, with the premium decreasing to 0.50% effective June 29, 2019 and eliminated entirely after June 28, 2020.

Subject to certain exceptions, we are required to prepay borrowings under our credit facility as follows (but not limited to the following): (i) with 100% of the net cash proceeds we receive from the incurrence of debt obligations other than debt obligations otherwise permitted under the credit agreement governing our credit facility, (ii) with 100% of the net cash proceeds in excess of $1.0 million in the aggregate in any trailing twelve month period we receive from specified non-ordinary course asset sales or as a result of casualty or condemnation events, subject to reinvestment provisions, and (iii) with 50% of our excess cash flows (decreasing to 25% when the leverage ratio, as defined in the agreement evidencing the senior secured credit facility, is less than 4.50 to 1.00) less certain voluntary prepayments of the borrowings, for each fiscal year commencing with the fiscal year ending December 31, 2017.

Our credit facility requires us to maintain, in each case, as of each quarter based on the last four fiscal quarters, (i) a minimum fixed charge coverage ratio (based upon the ratio of cash EBITDA to consolidated fixed charges), (ii) a maximum leverage ratio (based upon the ratio of consolidated total debt to cash EBITDA), (iii) a minimum cash EBITDA level, and (iv) a minimum revenue level (based upon revenue attributable to certain product lines). The fixed charge coverage ratio was 1.20 to 1.00 as of September 30, 2016 and increases to 1.25 to 1.00 as of March 31, 2018. The maximum leverage ratio as of September 30, 2016 was 7.50 to 1.00 and becomes more restrictive each quarter through maturity, being at 4.50 to 1.00 for each quarter ending after June 30, 2020. The minimum cash EBITDA level ranges from $16.5 million (as of September 30, 2016) to $24.0 million (as of each fiscal quarter ending after December 31, 2019). The minimum revenue level ranges from $40.0 million (as of September 30, 2016) to $59.0 million (as of each fiscal quarter ending after December 31, 2019). In addition, we are required to maintain liquidity (defined as unrestricted cash, as defined in the credit agreement governing our credit facility, plus the lesser of (x) the aggregate revolving commitments minus the total utilization of such revolving commitments and (y) if positive, the availability (as defined in the credit agreement governing our credit facility)) of at least $5.0 million at any time.

Our credit facility contains a number of covenants restricting or limiting our ability to, among other things, (i) create, incur, assume or permit to exist additional indebtedness or guarantees; (ii) create, incur, assume or permit liens and engage in sale leaseback transactions; (iii) enter into an agreement prohibiting the creation or assumption of any lien upon our properties or assets; (iv) make loans and investments; (v) declare dividends, make payments or redeem or repurchase capital stock; (vi) engage in mergers, acquisitions and other business combinations; (vii) prepay, redeem or purchase certain indebtedness; (viii) amend or otherwise alter terms of our indebtedness; (ix) sell assets; (x) enter into transactions with affiliates and (xi) alter our business. Our credit facility also contains customary default provisions that include material adverse events, as defined therein.

Our credit facility currently requires that, upon receipt of the proceeds from this offering, we prepay the borrowings with 100% of such proceeds; however, we intend to seek an amendment to modify this requirement. We intend to use a portion of the proceeds from this offering to repay $        million of the borrowings outstanding under our term loan facility (which repayment will be subject to a prepayment premium of 1.50%, as discussed above).

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our charter and bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our charter and bylaws and Registration Rights Agreement, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares of capital stock, $0.0001 par value per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of June 30, 2017, there were              shares of our common stock outstanding (assuming an initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)), held by                stockholders of record, and no shares of our preferred stock outstanding, assuming the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock, which will be effective immediately prior to the completion of this offering.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, and any contractual limitations, such as our credit agreement, the holders of our common stock are entitled to receive dividends out of funds then legally available, if any, if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of our common stock are entitled to one vote per share. Our common stock will vote as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Our stockholders do not have the ability to cumulate votes for the election of directors. Except in respect of matters relating to the election of directors, or as otherwise provided in our charter or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our charter, our board of directors will have the authority, without further action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of our common stock. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. We currently have no plans to issue any shares of preferred stock.

Options

As of June 30, 2017, we had outstanding options to purchase an aggregate of              shares of our common stock, with a weighted-average exercise price of $        .

Anti-Takeover Provisions in Our Charter and Bylaws

Certain provisions of our charter and bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions, which are summarized below, may discourage takeovers, coercive of otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Board of Directors Vacancies. Our charter and bylaws allow only our board of directors to fill any vacancy on our board of directors, including newly created seats. In the event Thoma Bravo ceases to beneficially own at least 30% of the voting power of the voting stock then outstanding, directors previously designated by Thoma Bravo would be entitled to serve the remainder of their respective terms, unless they are otherwise removed for cause in accordance with the terms of our charter. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our charter and bylaws provide that our board of directors is classified into three classes of directors, with each class serving three-year staggered terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder Action; Special Meeting of Stockholders. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our charter provides that so long as we are a controlled company, any action required or permitted to be taken by our stockholders may be effected by written consent. Our charter provides that, after we cease to be a controlled company, our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our charter provides that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that we would have if there were no vacancies or, prior to the date that Thoma Bravo ceases to beneficially own 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, at the request of the holders of a majority of the voting power of our then outstanding shares of voting capital stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws specify certain requirements regarding the form and content of a stockholder’s notice. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our bylaws also provide that nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (i) by or at the direction of our board of directors or (ii) provided that our board of directors has determined that directors shall be elected at such meeting, by any stockholder who (a) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (b) is entitled to vote at the meeting and upon such election and (c) complies with the notice procedures set forth in our bylaws. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. These provisions will not apply to nominations by Thoma Bravo.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our charter does not provide for cumulative voting.

Directors Removed Only for Cause. Prior to the first date on which Thoma Bravo ceases to beneficially own at least 30% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, our directors may be removed with or without cause upon the affirmative vote of Thoma Bravo. Our charter provides that, after Thoma Bravo ceases to beneficially own at least 30% of the outstanding shares of our common stock, stockholders may remove directors only for cause at a meeting of our stockholders called for that purpose.

Amendment of Charter Provisions and Bylaws. Our charter provides that prior to the date that Thoma Bravo ceases to beneficially own a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors (the “Trigger Date”), our bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then outstanding voting stock, voting together as a single class. After the Trigger Date, our bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors that the company would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our charter also provides that following the Trigger Date, the provisions of our charter relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or charter and the Court of Chancery of the State of Delaware as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Prior to the Trigger Date, such provisions may be amended, altered, changed or repealed by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Our charter also provides that the provision of our charter that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. See “—Corporate Opportunity.”

After we cease to be a controlled company, any amendment of the above provisions in our charter would require approval by holders of at least 66  2⁄3% of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to designate and issue shares of preferred stock with rights and preferences, including super voting, special approval, dividend or other rights or preferences on a discriminatory basis. The existence of authorized but unissued shares of undesignated preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Business Combinations with Interested Stockholders. We have elected in our charter not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not be subject to any anti-takeover effects of Section 203 of the DGCL. However, our charter contains provisions that have the same effect as Section 203, except that they provide that both Thoma Bravo and any persons to whom Thoma Bravo, including the Thoma Bravo Funds, sells its common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our charter that have the same effect as Section 203 of the DGCL.

Forum Selection. Our charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our charter or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine;

in each such case, subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.

Our charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our charter is inapplicable or unenforceable.

Corporate Opportunity. Messrs. Bernard, Boro, Lines and Virnig, who are partners, principals, officers or employees of Thoma Bravo, currently serve on our board of directors and will continue to serve as directors following completion of this offering. Thoma Bravo, as the ultimate general partner of the Thoma Bravo Funds, is our ultimate principal equityholder and our majority stockholder. Thoma Bravo may beneficially hold equity interests in entities that directly or indirectly compete with us, and companies in which it currently invests may begin competing with us. As a result of these relationships, when conflicts between the interests of Thoma Bravo, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our charter, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (i) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approved the transactions, (ii) the material facts relating to the director’s or officer’s relationship or interest are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (iii) the transaction is otherwise fair to us.

Our charter provides that no officer or director of our company who is also an officer, director, employee, managing director or other affiliate of Thoma Bravo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to Thoma Bravo instead of us or does not communicate information regarding a corporate opportunity to us. Our charter also provides that any principal, officer, member, manager, partner and/or employee of Thoma Bravo or any entity that controls, is controlled by or under common control with Thoma Bravo or any investment funds advised by Thoma Bravo will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

This provision may not be modified without Thoma Bravo’s written consent until such time as Thoma Bravo no longer beneficially owns any of the outstanding shares of common stock of the Company.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                 .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for listing of our common stock on the NYSE under the symbol “SAIL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of June 30, 2017, a total of              shares of our common stock will be outstanding. Of these shares, all              shares of our common stock sold in this offering will be eligible for sale in the public market without restriction under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144 described below.

The remaining shares of our common stock will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for sale in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, the provisions of our Registration Rights Agreement described under the section titled “Certain Relationships and Related Party Transactions—Registration Rights,” the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, these restricted securities will be eligible for sale in the public market from time to time beginning 181 days after the date of this prospectus.

Lock-Up Agreements

We, our executive officers and directors, the Thoma Bravo Funds and substantially all of the other holders of our common stock or stock options outstanding immediately prior to this offering (including shares of common stock to be issued as a result of the Preferred Stock Conversion) have agreed or will agree to enter into lock-up agreements with the underwriters of this offering under which we and they have agreed or will agree that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., we and they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. The consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. is required to release any of the securities subject to these lock-up agreements. See the section titled “Underwriting.”

Rule 144

Rule 144 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our common stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our common stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of              shares of our common stock will be entitled to certain rights with respect to the registration of such shares (and any additional shares acquired by such holders in the future) under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Certain Relationships and Related Party Transactions—Registration Rights” for a description of these registration rights.

Registration Statement

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by this registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates and any lock-up agreements. See the section titled “Executive Compensation” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the U.S.; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Our Common Stock.” Subject to backup withholding requirements and the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Internal Revenue Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses; provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Internal Revenue Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations) market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a non-U.S. office of a broker. However, sales or other dispositions of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S. will result in information reporting and backup withholding unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Internal Revenue Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Internal Revenue Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Internal Revenue Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Jefferies LLC and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Jefferies LLC
RBC Capital Markets, LLC
KeyBanc Capital Markets Inc.
Canaccord Genuity Inc.
Oppenheimer & Co. Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions

Proceeds, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        million. We have agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $        . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the NYSE under the trading symbol “SAIL.”

We, our directors and executive officers, the Thoma Bravo Funds and substantially all of the other holders of our common stock or stock options outstanding immediately prior to this offering (including holders of shares of common stock to be issued as a result of the Preferred Stock Conversion) have agreed or will agree, pursuant to a lock up letter (the “Lock-up Letter”), that, without the prior written consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed or will agree that, without the prior written consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

(a)	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of our proposed initial public offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

(b)

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the undersigned or to a trust for the direct or indirect benefit of the undersigned or one or more immediate family members of the undersigned, or (iv) if the undersigned is a trust, to any trustee or beneficiary of the undersigned or the estate of any such trustee or beneficiary;

(c)	transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a stockholder that is a corporation, partnership, limited liability company or other business entity (i) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or managed by or is under common control with such stockholder or (ii) as part of a transfer or distribution to a limited partner, general partner, member, stockholder or holder or similar equity interests of the undersigned;

(d)	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a domestic relations order or divorce decree, provided that any filing under Section 16(a) of the Exchange Act or any other public filing or disclosure of such transfer by or on behalf of the undersigned that is required to be made during the lock-up period as a result of such transfer shall include a statement that such transfer has occurred by operation of law;

(e)	the exercise by the undersigned of a stock option granted under a stock incentive plan or stock purchase plan described in the final prospectus relating to our proposed initial public offering (the “Prospectus”), and the receipt by the undersigned from us of shares of common stock upon such exercise, insofar as such option is outstanding as of the date of the Prospectus, provided that the underlying shares will continue to be subject to the restrictions on transfer set forth in the Lock-Up Letter, and provided further that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold to the public by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters of our proposed initial public offering;

(f)	the disposition of shares of common stock to us, or the withholding of shares of common stock by us, in a transaction exempt from Section 16(b) of the Exchange Act, in each case on a “cashless” or “net exercise” basis solely in connection with the payment of taxes due with respect to the vesting or settlement of restricted stock or restricted stock units, or the exercise of options, granted under a stock incentive plan, stock purchase plan or pursuant to a contractual employment arrangement described in the Prospectus, insofar as such restricted stock, restricted stock unit or option is outstanding as of the date of the Prospectus, provided that, if required, any public report or filing under Section 16 of the Exchange Act will clearly indicate in the footnotes thereto that such disposition to us or withholding by us of shares or securities was solely to us pursuant to the circumstances described herein;

(g)	transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to us pursuant to arrangements under which we have the option or right to repurchase such shares;

(h)	the receipt by the undersigned of shares of common stock in connection with the conversion of any shares of our outstanding preferred stock into shares of common stock in connection with the consummation of our proposed initial public offering, provided that any such shares of common stock received upon such conversion will continue to be subject to the restrictions on transfer set forth in the Lock-Up Letter;

(i)

transfers pursuant to a bona fide merger, consolidation or other similar transaction involving a Change of Control and approved by our board of directors (for purposes of the Lock-Up Letter, “Change of Control” means the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to our proposed initial public offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold at least 50% of our outstanding voting securities (or the surviving entity), provided that, in the event that such Change of Control transaction is not completed, this clause (i) will not be applicable and the undersigned’s shares will remain subject to the restrictions contained in the Lock-Up Letter; or

(j)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the lock-up period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the lock-up period;

provided that in the case of any transfer or distribution pursuant to clauses (b), (c) and (d), each transferee, donee or distributee shall sign and deliver a lock-up letter substantially in the form of the Lock-Up Letter; further provided that in the case of any sale, transfer or distribution pursuant to clause (b) through (d) or (g), no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock, other than a filing on a Form 5 made after the expiration of the lock-up period or the due date thereof, shall be required or shall be voluntarily made during the lock-up period.

Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option described above. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares of common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

In the ordinary course of business, we sold, and may in the future sell, solutions to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”), has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001(the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Austin, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2015 and for each of the years in the period ended December 31, 2016 included in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.sailpoint.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	March 31, 2017
		(Unaudited)
	(In thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$18,214	$24,561
Restricted cash	58	58
Accounts receivable	48,791	42,291
Prepayments and other current assets	7,694	6,637

Total current assets	74,757	73,547
Property and equipment, net	1,855	1,868
Deferred tax asset—non-current	428	428
Other non-current assets	980	2,333
Goodwill	219,377	219,377
Intangible assets, net	90,013	87,804

Total assets	$387,410	$385,357

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$787	$1,498
Accrued expenses and other liabilities	13,105	10,863
Income taxes payable	818	505
Deferred revenue	49,850	51,009

Total current liabilities	64,560	63,875
Deferred tax liability—non-current	95	27
Long-term debt, net of current portion	107,344	107,445
Other long-term liabilities	54	13
Deferred revenue non-current	5,254	6,208

Total liabilities	177,307	177,568
Commitments and contingencies (Note 4)
Redeemable convertible preferred stock authorized 500,000 shares at December 31, 2016 and March 31, 2017: Preferred, $0.0001 par value, issued and outstanding 223,987 and 223,970 shares at December 31, 2016 and March 31, 2017, respectively (liquidation preference of $275,463 and $281,611 at December 31, 2016 and March 31, 2017, respectively)	223,987	223,970
Stockholders’ deficit
Common stock, $0.0001 par value, authorized 59,500,000 shares, issued and outstanding 46,397,369 and 47,475,398 shares at December 31, 2016 and March 31, 2017, respectively	5	5
Treasury stock, at cost; 0 and 124,265 shares at December 31, 2016 and March 31, 2017, respectively	—	(258)
Additional paid-in capital	3,739	3,984
Accumulated deficit	(17,628)	(19,912)

Total stockholders’ deficit	(13,884)	(16,181)

Total redeemable convertible preferred stock and stockholders’ deficit	210,103	207,789

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$387,410	$385,357

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2016	2017
	Unaudited
	(In thousands, except share data)
Revenue
Licenses	$9,892		$12,236
Subscription	10,969		14,952
Services and other	6,591		8,278

Total revenue	27,452		35,466
Cost of revenue
Licenses	1,033		1,087
Subscription	2,813		3,575
Services and other	4,223		5,473

Total cost of revenue	8,069		10,135

Gross profit	19,383		25,331
Operating expenses
Research and development	5,492		6,927
General and administrative	2,663		3,032
Sales and marketing	13,387		15,173

Total operating expenses	21,542		25,132

(Loss) income from operations	(2,159)		199
Other expense, net:
Interest expense, net	(1,032)		(2,657)
Other, net	(247)		(64)

Total other expense, net	(1,279)		(2,721)

Loss before income taxes	(3,438)		(2,522)
Income tax benefit	1,324		239

Net loss	$(2,114)		$(2,283)

Net loss available to common stockholders	$(7,808)		$(8,453)
Net loss per share
Basic and diluted:	$(0.17)		$(0.18)

Weighted average shares outstanding
Basic and diluted:	45,933,218		47,208,477

Pro forma net loss per share
Basic and diluted:		$

Weighted average shares used in computing proforma net loss per share
Basic and diluted:

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2016	2017
	Unaudited
	(In thousands)
Operating activities
Net loss	$(2,114)	$(2,283)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	2,682	2,476
Amortization of loan origination fees	219	384
Loss on disposal of fixed assets	—	(8)
Stock-based compensation expense	105	158
Deferred taxes	33	(68)
Changes in operating assets and liabilities:
Accounts receivable	4,731	6,500
Prepayments and other current assets	1,541	1,058
Other non-current assets	(1,794)	(1,355)
Accounts payable	413	711
Accrued expenses and other	(5,019)	(2,515)
Income taxes payable	(1,407)	(313)
Deferred revenue	1,214	2,113

Net cash provided by operating activities	604	6,858

Investing activities
Purchase of property and equipment	(422)	(382)
Proceeds from sale of property and equipment	2	109

Net cash used in investing activities	(420)	(273)

Financing activities
Purchase of equity shares	(35)	(267)
Exercise of stock options	—	29

Net cash used in financing activities	(35)	(238)

Increase in cash	149	6,347
Cash, cash equivalent and restricted cash, beginning of period	14,949	18,272

Cash, cash equivalent and restricted cash, end of period	$15,098	$24,619

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,125	$2,513
Cash paid for income taxes	$83	$73
Conversion of prepaid incentive units to common stock (Note 8)	$17	$10
Forgiveness of liability to controlling entity	$459	$—

See accompanying notes to consolidated financial statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

SailPoint Technologies Holdings, Inc. (“we”, “our” or “the Company”) was incorporated in the state of Delaware on August 8, 2014, in preparation for the purchase of SailPoint Technologies, Inc. The purchase occurred on September 8, 2014 and our certificate of incorporation was amended and restated as of such date. SailPoint Technologies, Inc. was formed July 14, 2004 as a Delaware corporation. The Company designs, develops, and markets identity governance software that helps organizations govern user access to critical systems and data. The Company currently markets its products and services throughout North America, Europe and the Asia Pacific regions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned Subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of SailPoint Technologies Holdings, Inc. and its subsidiaries, SailPoint Technologies Intermediate Holdings, LLC, SailPoint Technologies, Inc., SailPoint Technologies UK LTD, SailPoint Holdings, Inc., SailPoint Technologies International, Inc., SailPoint Technologies India Private LTD, SailPoint Technologies Netherlands B.V., SailPoint Technologies Israel Ltd, SailPoint Technologies SARL, SailPoint Technologies GmbH, and SailPoint Technologies Pte. Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

The Company operates as one operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2017, the interim consolidated statements of operations and comprehensive loss, and cash flows for the three months ended March 31, 2016 and 2017 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2017 and its results of operations and cash flows for the three months ended March 31, 2016 and 2017. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three-month periods are also unaudited. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

The accompanying interim unaudited consolidated financial statements have been prepared in a manner consistent with the accounting principles described within Note 2 of the audited consolidated financial statements as of December 31, 2015 and 2016. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2015 and 2016 included in this filing.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less from date of purchase to be cash equivalents. The Company is required to maintain a small amount of restricted cash, approximately $58,000, to guarantee rent payments in a foreign subsidiary.

	As of
	December 31, 2016	March 31, 2017
	(In thousands)
Cash and cash equivalents per balance sheet	$18,214	$24,561
Restricted cash per balance sheet	58	58

Cash, cash equivalents and restricted cash per cash flow	$18,272	$24,619

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company’s carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and related party payable approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company, the carrying value of the Company’s line of credit and long-term debt approximate fair value. Financial instruments approximate their fair values and were fair valued using a Level 1 input, based on observable inputs trading in active markets as of December 31, 2016 and March 31, 2017.

Deferred Offering Costs

Deferred offering costs, primarily consisting of legal, accounting, printer, and other direct fees and costs related to our proposed initial public offering, are capitalized. The deferred offering costs will be offset against proceeds from our proposed initial public offering upon the closing of the offering. In the event the proposed offering is not completed, all of the deferred offering costs will be expensed. As of March 31, 2017, we have not yet capitalized any offering costs in the consolidated balance sheet.

Treasury Stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders’ deficit.

Revenue Recognition

Revenue consists of fees for perpetual licenses for the Company’s software products, post-contract customer support (referred to as maintenance), professional services, software as a service (“SaaS”) and other revenue.

The Company recognizes revenue in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) authoritative guidance on software revenue recognition and multiple element arrangements.

Revenue is recognized when:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The Company’s price to the buyer is fixed or determinable, and

•	Collectability is probable

The Company frequently enters into sales arrangements that contain multiple elements or deliverables. For arrangements that include both software and non-software elements, the Company allocates revenue to the software deliverables as a group and separable non-software deliverables as a group based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) Vendor Specific Objective Evidence (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) the best estimate of the selling price (“ESP”). Cloud-based services, and professional services related to cloud-based services, are considered to be non-software elements in the Company’s arrangements.

VSOE of fair value for each element is based on the Company’s standard rates charged for the product or service when such product or service is sold separately or based upon the price established by the Company’s pricing committee when that product or service is not yet being sold separately. The Company establishes VSOE for maintenance and professional services using a “bell-shaped curve” approach. When applying the “bell-shaped curve” approach the Company analyzes all maintenance renewal transactions over the past twelve months for that category of license and plots those data points on a bell-shaped curve to ensure that a high percentage of the data points are within an acceptable margin of the established VSOE rate. This analysis is performed quarterly on a rolling 12-month basis.

When the Company is unable to establish a selling price using VSOE or TPE, the Company uses ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by the Company’s management, taking into consideration the Company’s go-to-market strategy, pricing factors, and historical transactions.

The Company recognizes revenue for software arrangements that include undelivered elements using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and recognized as such elements are delivered to the customer and the remaining portion of the agreement fee is recognized as license revenue upon delivery. The determination of fair value of each undelivered element in software arrangements is based on VSOE. If VSOE has not been established for certain undelivered elements in an agreement, revenue is deferred until those elements have been delivered or their VSOE has been determined.

Revenue from maintenance and SaaS services is recognized ratably over the relevant contract period.

Service revenue includes consulting and training. The Company has determined that consulting and training services are not essential to the functionality of the Company’s software and SaaS offerings, and consulting and training services are typically stated separately in arrangements such that the total price of the arrangements vary as a result of their inclusion or exclusion. As a result, we have established VSOE for consulting and training services and they therefore qualify for separate accounting.

In order to account for deliverables in a multiple-deliverable arrangement as separate units of accounting, delivered elements must have standalone value. For SaaS arrangements, in determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services. Professional services sold as part of SaaS arrangements generally qualify for separate accounting.

Consulting and training service revenue that qualifies for separate accounting is recognized as the services are performed using the proportional performance method for fixed fee consulting contracts, or when the right to the service expires. The majority of the Company’s consulting contracts are billed on a time and materials basis.

Deferred Revenue

Deferred revenue represents amounts from the sale of products that have been billed for, but the transaction has not met our revenue recognition criteria. Amounts are classified between current and long-term liabilities, based upon the expected period in which the revenue will be recognized.

Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. For public companies, the new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company does not plan to early adopt.

The Company currently plans to adopt using the full retrospective approach; however, a final decision regarding the adoption method has not been finalized at this time. The Company’s final determination will depend on a number of factors such as the significance of the impact of the new standard on the Company’s financial results, system readiness, including that of software procured from third-party providers, and the Company’s ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary.

The Company is in the initial stages of its evaluation of the impact of the new standard on its accounting policies, and processes. The Company has assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. While the Company continues to assess all potential impacts under the new standard there may be the potential for significant impacts to the timing of recognition of professional services revenue, and contract acquisition costs, both with respect to the amounts that will be capitalized as well as the period of amortization.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The Company does not plan to early adopt. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This standard requires companies to account for the income tax effects of intercompany transfers of assets other than inventory when the transfer occurs. This guidance is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not plan to early adopt. Management is currently evaluating the effect of these provisions on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This ASU defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Prior to this ASU, U.S. generally accepted accounting principles lacked guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures and all guidance was included in generally accepted auditing standards (“GAAS”). This guidance is effective for annual periods ending after December 15, 2016. Early adoption is permitted. This standard has been adopted beginning with the reporting period ended December 31, 2016. The adoption of ASU 2014-15 did not have a material effect on the Company’s consolidated financial statements and related disclosures, although it could have an impact on disclosures in future periods.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This standard amended guidance related to consolidation. This guidance focuses on a reporting company’s consolidation evaluation to determine whether certain legal entities should be consolidated. This guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. This standard has been adopted beginning with the reporting period ended December 31, 2017. The adoption of ASU 2015-02 did not have a material effect on the Company’s consolidated financial statements and related disclosures, although it could have an impact on disclosures in future periods.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs. This standard requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. This guidance was amended by ASU No. 2015-15, which was issued in August 2015. This amendment provides additional guidance related to the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements. These updates are effective for annual periods beginning after December 15, 2015. Early adoption is permitted. This standard has been adopted retrospectively beginning with the reporting period ended December 31, 2016. The adoption resulted in the reclassification of $0.5 million from other assets to other long-term liabilities on our consolidated financial statements and related disclosures as of December 31, 2015.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This standard clarifies whether a customer should account for a cloud computing arrangement as an acquisition of a software license or as a service arrangement by providing characteristics that a cloud computing arrangement must have in order to be accounted for as a software license acquisition. This guidance is effective for annual periods beginning after December 15, 2015. Early adoption is permitted. This standard has been adopted prospectively beginning with the reporting period ended December 31, 2016. The adoption of ASU 2015-05 did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. This standard eliminates the requirement that an acquirer in a business combination account for a measurement-period adjustment retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which the amount of the adjustment is determined. This guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date. This standard has been adopted beginning with the reporting period ended December 31, 2016 and will recognize measurement-period adjustments when amounts are determined.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet classification of Deferred Taxes. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. This guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. This standard has been adopted beginning with the reporting period ended December 31, 2015 and resulted in no material reclassifications of deferred taxes.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard changes how companies account for certain aspects of share-based payments to employees, including recognizing the income tax effects of awards, accounting for an employee’s use of shares to satisfy the employer’s statutory income tax withholding obligation, and recognizing forfeitures. The standard also adds two practical expedients for nonpublic entities related to expected term and intrinsic value. This guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. All of the guidance must be adopted in the same period. These standards have been adopted beginning with the interim reporting period ended March 31, 2017. The adoption of ASU 2016-09 did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments—a consensus of the Emerging Issues Task Force. This standard promotes consistency in the presentation of certain items on the Statement of Cash Flows. In November 2016 the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). This standard clarifies restricted cash and restricted cash equivalents should be presented in the statement of cash flows. These new standards are effective for annual periods beginning after December 15, 2018. Early adoption is permitted. These standards have been adopted beginning with the reporting period ended December 31, 2016.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard simplifies the goodwill impairment test by eliminating the Step 2 requirement to determine the fair value at the impairment testing date of its assets and liabilities. This guidance is effective for annual periods beginning after December 15, 2021. Early adoption is permitted for impairment tests performed on testing dates after January 1, 2017. These standards have been adopted beginning with the interim reporting period ended March 31, 2017.

3. Intangible Assets

Total cost and accumulated amortization of intangible assets as of December 31, 2016 and March 31, 2017 and are as follows:

		As of
	Weighted Average Useful Life	December 31, 2016	March 31, 2017
	(In years)	(In thousands)
Intangible assets, net
Customer lists	15	$42,500	$42,500
Developed technology	9.6	42,000	42,000
Trade names and trademarks	17	24,500	24,500
Order backlog	1.5	1,100	1,100
Non-competition agreements and related items	4.4	810	810

Total intangible assets		110,910	110,910
Less: Accumulated amortization		(20,897)	(23,106)

Total intangible assets, net		$90,013	$87,804

The amortization expense of the intangible assets was $2.5 million and $2.2 million for the three months ended March 31, 2016 and 2017, respectively. Amortization expense is included in the consolidated statements of operations for the three months ended March 31, 2016 and 2017, respectively, as follows: General and administrative expenses of $0.1 million and $39,000, sales and marketing expenses of $1.2 million and $1.1 million, cost of license revenue of $1.0 million and $1.0 million and cost of subscription revenue of $0.1 million and $0.1 million. Periodically, the Company evaluates intangible assets for potential impairment as part of our quarterly review process. There was no impairment of our intangible assets in the three months ended March 31, 2016 and 2017.

4. Commitments and Contingencies

Indemnification Arrangements

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers, business partners and other parties with respect to certain matters, including, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities with respect to our products and services and business. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract.

The Company includes service level commitments to our cloud customers warranting certain levels of uptime reliability and performance and permitting those customers to receive future credits in the event that we fail to meet those levels. To date, the Company has not incurred any material costs as a result of these commitments and we expect the time between any potential claims and issuance of the credits to be short. As a result, we have not accrued any liabilities related to these commitments in our consolidated financial statements.

Litigation Claims and Assessments

The Company is subject to claims and suits that may arise from time to time in the ordinary course of business. In addition, some legal actions, claims and governmental inquiries may be instituted or asserted in the future against us and our subsidiaries. Although the outcome of our legal proceedings cannot be predicted with certainty and no assurances can be provided, based upon current information, we do not believe the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, will have a material adverse impact on our financial statements.

In 2014, the Company entered into a loan and security agreement with a financial institution in the amount of $110 million, consisting of a term loan facility of $100 million and a revolving loan facility of up to $10 million. The loan and security agreement established first security for the financial institution over all assets of the Company. Borrowings under this agreement bore interest based on LIBOR and was 3.7% per annum on the term loan and 3.5% on the revolving loan at December 31, 2015. The maturity date on the term loan was September 2019 and on the revolving loan was January 2016. The outstanding loans were repaid in full in August 2016, as discussed below.

The Company incurred debt issuance costs of $0.7 million in connection with this loan and security agreement. These costs were amortized to interest expense over the term, through the debt extinguishment in 2016.

In August 2016, the Company repaid in full the 2014 loan and security agreement. Concurrently, the Company entered into a senior secured credit facility with a different financial institution in the amount of $120 million, consisting of a term loan facility of $115 million and a revolving loan facility of up to $5 million. The credit facility established first security for the financial institution over all assets of the Company and is subject to certain financial covenants. Borrowings under this agreement bear interest based on the adjusted LIBOR rate, as defined in the agreement with a 1% floor, plus an applicable margin of 8.0%. The rate prevalent at December 31, 2016 and March 31, 2017 was 9.0%. The maturity date on the term loan is August 16, 2021, with principal payment due in full on maturity date, and interest payments due quarterly. The agreement also requires prepayments in the case of certain events including: asset sales in excess of $1 million, proceeds from an initial public offering (“IPO”), proceeds from an insurance settlement, or proceeds from a new debt agreement. Beginning with the year ended December 31, 2017, an additional prepayment may be due related to excess cash flow for the respective measurement periods.

The outstanding balance of the term loan at December 31, 2016 and March 31, 2017 was $110 million. There was no outstanding balance of the revolving loan at December 31, 2016 and March 31, 2017. The Company was in compliance with all applicable covenants as of December 31, 2016 and March 31, 2017.

The Company incurred debt issuance costs of $3.1 million in connection with this loan and security agreement. These costs are being amortized to interest expense over the life of the debt on a straight-line basis, which approximates the interest method. Amortization of debt issuance costs for this loan and security agreement and the 2014 loan and security agreement, until extinguishment in 2016, of approximately $35,000 and $152,000 was recorded in interest expense in the accompanying consolidated statements of operations for the three months ended March 31, 2016 and 2017, respectively.

5. Related Party Transactions

In 2016, the Company entered into agreements totaling approximately $626,000 with certain non-executive employees related to their personal tax liabilities. These agreements will be forgiven over a three-year period, beginning in 2016, if the employees remain employed by the Company through the applicable dates. The remaining balances of these agreements as of March 31, 2017 are included in the accompanying consolidated balance sheet as prepayments and other current assets and other non-current assets of $101,000 and $319,000, respectively.

During the three months ended March 31, 2016 and 2017, the Company did not engage in any ordinary sales transactions and had purchase transactions of $86,000 and $382,000 with entities affiliated with its controlling entity. At December 31, 2016 and March 31, 2017, the accompanying consolidated balance sheets included accounts payable balances of $5,000 and $0, as well as accounts receivable balances $0 and $0, respectively, associated with these transactions.

In September 2014, the Company entered into an advisory services agreement (the “Consulting Agreement”) with its controlling entity. The Consulting Agreement requires quarterly payments from

September 8, 2014 through December 31, 2018 for business consulting services provided by the controlling entity to the Company. Consulting fees from the Consulting Agreement totaled $250,000 and $313,000 in the three months ended March 31, 2016 and 2017, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of operations. Consulting fees per the Consulting Agreement are $1.3 million and $1.5 million for the years ended 2017 and 2018, respectively.

6. Redeemable Convertible Preferred Stock

Convertible preferred stock consisted of the following (in thousands, except share and per share amounts):

As of	Redeemable Convertible Preferred Stock:	Date Issued	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Dividend Rate Per Share
						(In thousands)
December 31, 2016	Series A	September 2014	$1,000	500,000	223,987	$275,463	9%
March 31, 2017	Series A	September 2014	$1,000	500,000	223,970	$281,611	9%

Significant provisions of our redeemable convertible preferred stock are as follows:

Voting Rights

No voting rights are associated with the redeemable convertible preferred stock.

Dividends

The holders of the preferred stock are entitled to dividends when and if declared by the Board of Directors. Dividends are payable in preference and priority to any payment of any dividend on our common stock. Dividends on preferred stock are cumulative and compound daily at a rate of 9% per annum, equivalent to $90 per share of preferred stock. No dividends have been declared through March 31, 2017.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the preferred stock shall be entitled to receive the original issue price in cash for each share plus any accrued but unpaid dividends. Cumulative undeclared and unpaid dividends totaled approximately $51.5 million and $57.6 million at December 31, 2016, and March 31, 2017, respectively. No amounts have been accrued for these dividends as of December 31, 2016, and March 31, 2017.

In the event of an IPO, each outstanding share of preferred stock not redeemed or subject to an election for redemption shall automatically convert into a number of fully paid non-assessable shares of common stock equal to the result of (x) the liquidation value of such share of preferred stock, divided by (y) the per share price at which the common stock is being offered to the public pursuant to the IPO. The liquidation value for each share of preferred stock is equal to $1,000 plus accrued and unpaid dividends on such share of preferred stock. The Company is required to take all such corporate and other actions as from time to time may be necessary to reserve for issuance an adequate number of shares of common stock authorized but unissued or held as treasury shares to allow the conversion of all outstanding shares of preferred stock.

Redemption

Upon redemption, the holders of preferred stock are entitled to receive an amount in immediately available funds equal to the liquidation value of such shares of preferred stock as described above.

7. Treasury Stock

During 2014, the Company entered into “Employee Purchase Agreements” with certain of its employees. Pursuant to the Employee Purchase Agreements, shares issued to the employee can be repurchased when the employee leaves the Company, subject to certain pricing parameters. Any shares purchased have been held in the Company’s treasury.

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders’ deficit. As of March 31, 2017, the Company had repurchased 124,265 shares of its common stock for approximately $258,000, at an average cost of $2.08 per share.

8. Stock Option Plan and Stock-Based Compensation

Stock Option Plan

In 2015, the Company adopted the Amended and Restated 2015 Stock Option and Grant Plan and the 2015 Stock Incentive Plan (the “2015 Plans”) under which it may grant incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), and restricted stock to purchase shares of common stock. The 2015 Plans reserve 5,000,000 shares of common stock for issuance as ISOs, 500,000 shares under restricted stock and 250,000 shares for issuance under the 2015 Stock Incentive Plan. Under the Amended and Restated 2015 Stock Option and Grant Plan, ISOs may not be granted at less than fair market value on the date of the grant and generally vest over a four-year period based on continued service. Certain options are subject to vesting based on certain future performance targets. Options generally expire ten years after the grant date. At March 31, 2017, 714,900 shares were available for issuance under the Amended and Restated 2015 Stock Option and Grant Plan. At March 31, 2017, 135,752 shares were available for issuance under the 2015 Stock Incentive Plan. The Company currently uses authorized and unissued shares to satisfy share award exercises.

The fair value for the Company’s options granted in the three months ended March 31, 2017 was estimated at the date of grant using a Black Scholes option-pricing model with the following assumptions:

	Time Based	Performance Based
Expected dividend rate	0%	0%
Expected volatility	49.0%	49.0%
Risk-free interest rate	2.11% - 2.11%	2.08% - 2.02%
Expected term (in years)	6.25 - 6.25	6.04 - 5.5

The risk-free interest rate is based on the U.S. treasury yield curve for the term consistent with the life of the options as of the date of grant. The Company has elected to apply the “shortcut approach” in developing the estimate of expected term for “plain vanilla” stock options by using the mid-point between the vesting date and contractual termination date. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.

As there has been no public market for its common stock since inception, the Company has determined the volatility for stock options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of stock options granted has been determined using an average of the historical volatility measures of this peer group of companies consistent with the life of the stock options.

The Company expects all outstanding stock options at March 31, 2017 to fully vest. The weighted average grant date fair value per share for the year ended December 31, 2016 and the three months ended March 31, 2017 was $0.83 and $1.56, respectively. Compensation expense relating to stock options was approximately $105,000 and $158,000 for the three months ended March 31, 2016 and 2017, respectively. The total fair value of shares vested during the three months ended March 31, 2017 was approximately $98,000.

The following table summarizes activity for service vesting stock options as of December 31, 2016, and changes during the three months ended March 31, 2017:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2016	1,622,118	$2.21	8.9	$1,546,599
Granted	195,500	$3.17
Exercised	(12,465)	$2.28		$18,177
Forfeited	(69,805)	$2.08

Balances at March 31, 2017	1,735,348	$2.32	8.8	$2,448,588

Options vested and expected to vest at March 31, 2017	1,735,348	$2.32	8.8	$2,448,588

Options vested and exercisable at March 31, 2017	507,616	$2.30	8.5	$729,409

The following table summarizes the status of the Company’s non-vested service vesting stock options as of December 31, 2016, and changes during the three months ended March 31, 2017:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2016	1,214,345	$1.05
Granted	195,500	$1.57
Vested	(93,274)	$1.00
Forfeited	(69,805)	$1.01

Non-vested at March 31, 2017	1,246,765	$1.14

The total unrecognized compensation related to non-vested service vesting stock options granted is $1.4 million and is expected to be recognized over a weighted-average period of 2.89 years as of March 31, 2017.

The following table summarizes activity of performance vesting options as of December 31, 2016, and changes during the three months ended March 31, 2017:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2016	412,773	$2.19	8.9	$401,616
Granted	134,000	$3.17
Exercised	(250)	$2.46		$320

Balances at March 31, 2017	546,523	$2.43	9.0	$712,897

Options vested and expected to vest at March 31, 2017	546,523	$2.43	9.0	$712,897

Options vested and exercisable at March 31, 2017	139,578	$2.21	8.5	$212,326

The performance vesting stock options are subject to performance requirements based on the Company meeting certain annual EBITDA targets as set by the Board over the next three to four years. To the extent earned, the performance vesting stock options generally vest 25% at December 31 of each year for three to four years so long as the individual remains an employee of the Company.

The total unrecognized compensation related to non-vested performance vesting stock options granted is $0.6 million and is expected to be recognized over a weighted-average period of 3.22 years as of March 31, 2017.

A summary of the status of the Company’s non-vested performance vesting stock options as of December 31, 2016, and changes during the three months ended March 31, 2017, is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2016	277,194	$1.01
Granted	134,000	$1.54
Vested	—	$—
Forfeited	—	$—

Non-vested at March 31, 2017	411,194	$1.24

Incentive Unit Plan

In 2014 and 2015, the Company granted shares of the Company’s common stock (the “incentive units”) to certain members of management pursuant to restricted stock agreements (the “RSAs”).

The incentive units were granted with an exercise price equal to the fair market value on the date of grant, are subject to vesting, and if exercised in advance of vesting were subject to the Company’s right to repurchase. Upon vesting, the incentive units automatically convert to shares of common stock. 50% of incentive units granted to executives vest based on meeting or exceeding EBITDA targets, as defined in the RSAs. Incentive units granted to non-executives and the remaining 50% of incentive units granted to executives vest 25% on the first anniversary date of the grant, and ratably over the remaining three years. The graded-vesting attribution method is used by the Company to determine the monthly stock-based compensation expense over the applicable vesting periods.

The liability for the cash paid to the Company prior to conversion of the incentive units to shares of common stock was approximately $194,000 and $220,000 at December 31, 2016 and March 31, 2017, respectively, and is included in long term debt.

A summary of the Company’s non-vested incentive unit activity as of December 31, 2016, and changes during the three months ended March 31, 2017, is presented below:

	Number of Shares (In thousands)	Weighted- average exercise price (Per share)
Non-vested at December 31, 2016	3,836	$0.0517
Vested	(954)	$0.0517
Repurchased	10	$0.0517
Forfeited	(15)	$0.0517

Non-vested at March 31, 2017	2,877	$0.0517

The total unrecognized compensation related to non-vested incentive stock units granted is approximately $45,000 and is expected to be recognized over a weighted-average period of 2 years as of March 31, 2017. The total intrinsic value of units unvested as of December 31, 2016 and March 31, 2017 was $8.5 million and $10.7 million respectively. Compensation expense relating to incentive units, including both service and performance vesting, was approximately $17,000 and $10,000 for the three months ended March 31, 2016 and 2017, respectively.

Stock-based compensation expense, which includes stock option and incentive units, was recognized as follows:

	Three months ending March 31
	2016	2017
	(In thousands)
Cost of revenue—subscription	$6	$9
Cost of revenue—services and other	12	18
Research and development	22	30
General and administrative	20	30
Sales and marketing	45	71

Total stock-based compensation expense	$105	$158

9. Accrued Expenses and Other Liabilities

Accrued expenses consisted of the following:

	As of
	December 31, 2016	March 31, 2017
	(In thousands)
Bonus	$4,943	$3,770
Commissions	2,895	1,960
Payroll and related benefits	988	1,182
Partner and customer programs	615	852
Interest	794	780
Sales and other taxes	615	282
Consulting and professional services	213	174
Employee travel expenses	188	128
Other	1,854	1,735

Total	$13,105	$10,863

10. Income Taxes

The Company computes its interim provision for income taxes by applying the estimated annual effective tax rate to income from operations and adjusts the provision for discrete tax items occurring in the period. The Company’s effective tax rate for the three months ended March 31, 2016 was a benefit of 38.3% compared to a benefit of 9.5% for the three months ended March 31, 2017. The tax expense for the three months ended March 31, 2017 was primarily attributable to estimated foreign and state income tax expense as well as the application of a valuation allowance against the Company’s U.S. deferred tax assets in excess of the Company’s U.S. deferred tax liabilities. The tax benefit for the three months ended March 31, 2016 was primarily attributable to foreign and state income tax expense, with an offset from the income tax benefit from research and development credits provided by the State of Texas.

11. Net Loss Per Share

The following table sets forth the calculation of basic and diluted net loss per share during the periods presented:

	Three Months Ended March 31,
	2016	2017
	(In thousands, except share data)
Net loss	$(2,114)	$(2,283)
Accretion of dividends on redeemable convertible preferred stock	(5,694)	(6,170)

Net loss available to common stockholders	$(7,808)	$(8,453)
Weighted average shares outstanding
Basic and diluted:	45,933,218	47,208,477

Net loss per share (Basic and diluted)	$(0.17)	$(0.18)

The basic and diluted share counts are the same as all potentially dilutive securities have an anti-dilutive effect as a result of net losses for the three months ended March 31, 2016 and 2017.

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because their effect would have been anti-dilutive and the convertible preferred stock is not included in these calculations as they are contingent upon a future event:

	Three Months Ended March 31,
	2016	2017
Convertible preferred stock on an as-if converted basis	—	—
Stock options to purchase common stock	116,806	647,194

Total	116,806	647,194

12. Unaudited Pro Forma Net Loss Per Share

Upon the effectiveness of the registration statement filed under the Securities Act in connection with the Company’s proposed initial public offering, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma stockholders’ deficit data set forth in this prospectus has been prepared assuming the automatic conversion of all outstanding shares of the redeemable convertible preferred stock into              shares of common stock. The unaudited pro forma net loss per share for the three months ended March 31, 2017 presented in our consolidated stockholders’ deficit assumes conversion of all of our outstanding shares of redeemable convertible preferred stock into shares of our common stock upon the closing of the Company’s proposed initial public offering.

Three Months Ended March 31, 2017
(In thousands)
Numerator:
Net loss per statement of operation	$(2,283)
Accretion of dividends on redeemable convertible preferred stock	(6,170)

Net loss used in computing pro forma net loss per share	$(8,453)

Denominator:
Weighted-average shares of common stock used in computing net loss per share attributable to common stockholders	47,208,477
Weighted-average pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted

13. Employee Benefit Plans

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a percentage of their annual compensation as defined in the 401(k) Plan document. To date, the Company has made no contributions to the 401(k) Plan.

14. Subsequent Events

The Company has evaluated subsequent events through August 11, 2017, and identified the following subsequent events:

Preferred Stock dividend

On June 27, 2017, the board of directors declared and paid an aggregate cash dividend of $50.4 million on the issued and outstanding shares of the Company’s preferred stock. The accumulated payment of $50.4 million in dividends was paid to the stockholders effective through December 15, 2016. The payment of dividend was funded with the proceeds drawn on amended term loan facility as noted in the following credit agreement section.

Credit agreement

On June 28, 2017, the Company amended and restated its loan agreement to enter into a series of transactions in which the Company incurred $50 million of incremental debt which expanded the current facility to $167.5 million consisting of a $160.0 million term loan and a $7.5 million revolving credit facility, undrawn at close (the “New Financing”). Proceeds from the New Financing were used to pay accumulated preferred stock dividend for each share of preferred stock through December 15, 2016. Borrowings under the New Financing agreement will bear the interest based on a rate of LIBOR plus 7% per annum. The maturity date on the term loan is August 16, 2021, with principal payment due in full at maturity, and interest payments due quarterly.

New Lease Agreement

On April 20, 2017, the Company entered into a new sublease arrangement for an expanded office space in Austin, Texas, commencing July 1, 2017, for approximately 56,000 square feet of rentable space. The lease agreement provides for approximately $2.7 million of future minimum lease payments and expires on June 30, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

SailPoint Technologies Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of SailPoint Technologies Holdings, Inc. (a Delaware corporation) and subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SailPoint Technologies Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Denver, CO

August 11, 2017

CONSOLIDATED BALANCE SHEETS

	Year Ended December 31,
	2015	2016
	(In thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$14,896	$18,214
Restricted cash	53	58
Accounts receivable	31,546	48,791
Prepayments and other current assets	4,915	7,694

Total current assets	51,410	74,757
Property and equipment, net	1,497	1,855
Deferred tax asset—non-current	—	428
Other non-current assets	117	980
Goodwill	219,377	219,377
Intangible assets, net	99,103	90,013

Total assets	$371,504	$387,410

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$1,049	$787
Accrued expenses and other liabilities	11,263	13,105
Income taxes payable	657	818
Deferred revenue	31,576	49,850
Current portion of long term debt	10,000	—
Related party payable	459	—

Total current liabilities	55,004	64,560
Deferred tax liability—non-current	2,198	95
Long-term debt, net of current portion	99,770	107,344
Other long-term liabilities	181	54
Deferred revenue non-current	3,312	5,254

Total liabilities	160,465	177,307
Commitments and contingencies (Note 7)	—	—
Redeemable convertible preferred stock authorized 500,000 shares at December 31, 2015 and 2016: Preferred, $0.0001 par value, issued and outstanding 222,898 and 223,987 shares at December 31, 2015 and 2016, respectively (liquidation preference of $250,755 and $275,463 at December 31, 2015 and 2016, respectively)	222,898	223,987
Stockholders’ deficit
Common stock, $0.0001 par value, authorized 59,500,000 shares, issued and outstanding 44,736,300 and 46,397,369 shares at December 31, 2015 and 2016, respectively	4	5
Additional paid-in capital	2,592	3,739
Accumulated deficit	(14,455)	(17,628)

Total stockholders’ deficit	(11,859)	(13,884)

Total redeemable convertible preferred stock and stockholders’ deficit	211,039	210,103

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$371,504	$387,410

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2015	2016
	(In thousands, except share data)
Revenue
Licenses	$44,124		$54,395
Subscription	29,930		49,364
Services and other	21,302		28,653

Total revenue	95,356		132,412
Cost of revenue
Licenses	4,293		4,278
Subscription	9,815		13,051
Services and other	15,151		19,709

Total cost of revenue	29,259		37,038

Gross profit	66,097		95,374
Operating expenses
Research and development	19,965		24,358
General and administrative	7,474		9,680
Sales and marketing	46,831		58,607

Total operating expenses	74,270		92,645

(Loss) income from operations	(8,173)		2,729
Other expense, net:
Interest expense, net	(3,883)		(7,277)
Other, net	(1,365)		(610)

Total other expense, net	(5,248)		(7,887)

Loss before income taxes	(13,421)		(5,158)
Income tax benefit	2,614		1,985

Net loss	$(10,807)		$(3,173)

Net loss available to common stockholders	$(32,404)		$(26,791)
Net loss per share
Basic and diluted:	$(0.74)		$(0.58)

Weighted average shares outstanding
Basic and diluted:	43,929,159		45,933,218

Pro forma net loss per share
Basic and diluted (unaudited):		$

Weighted average shares used in computing proforma net loss per share
Basic and diluted (unaudited):

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

	Redeemable Convertible Preferred Stock		Common Stock
	Number of shares	Amount	Number of shares	Par value	Additional paid-in capital	Accumulated deficit	Stockholders’ deficit
			(In thousands, except share data)
Balance at December 31, 2014	223,084	$223,084	43,580,028	$4	$2,249	$(3,648)	$(1,395)
Issuance of preferred and common stock	248	248	48,349	—	59	—	59
Repurchase of preferred and common stock	(434)	(434)	(84,808)	—	(24)	—	(24)
Stock-based compensation expense, net	—	—	—	—	246	—	246
Incentive units vested	—	—	1,192,731	—	62	—	62
Net loss	—	—	—	—	—	(10,807)	(10,807)

Balance at December 31, 2015	222,898	$222,898	44,736,300	$4	$2,592	$(14,455)	$(11,859)

Issuance of preferred and common stock	1,263	1,263	36,079	—	66	—	66
Repurchase of preferred and common stock	(174)	(174)	(62,402)	—	(52)	—	(52)
Exercise of stock options	—	—	10,568	—	18	—	18
Capital contribution	—	—	—	—	459	—	459
Stock-based compensation expense, net	—	—	—	—	568	—	568
Incentive units vested	—	—	1,676,824	1	88	—	89
Net loss	—	—	—	—	—	(3,173)	(3,173)

Balance at December 31, 2016	223,987	$223,987	46,397,369	$5	$3,739	$(17,628)	$(13,884)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2016
	(In thousands)
Operating activities
Net loss	$(10,807)	$(3,173)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	9,620	9,982
Amortization of loan origination fees	140	749
Loss on disposal of fixed assets	15	5
Stock-based compensation expense	246	568
Deferred taxes	(3,326)	(2,537)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(5,252)	(17,245)
Prepayments and other current assets	(1,173)	(2,779)
Other non-current assets	97	(857)
Accounts payable	(640)	(262)
Accrued expenses and other	3,068	1,712
Income taxes payable	(56)	161
Deferred revenue	11,628	20,216

Net cash provided by operating activities	3,560	6,540

Investing activities
Purchase of property and equipment	(1,232)	(1,263)
Proceeds from sale of property and equipment	133	8
Cash paid for acquisition, net of cash acquired	(15,209)	—

Net cash used in investing activities	(16,308)	(1,255)

Financing activities
Proceeds from line of credit	10,000	—
Repayments of line of credit	—	(10,000)
Proceeds from term loan	—	115,000
Repayments of term loan	—	(105,000)
Debt issuance costs	—	(3,083)
Proceeds from issuance of equity	307	1,329
Purchase of equity shares	(458)	(226)
Exercise of stock options	—	18

Net cash provided by (used in) financing activities	9,849	(1,962)

(Decrease) increase in cash	(2,899)	3,323
Cash, cash equivalent and restricted cash, beginning of period	17,848	14,949

Cash, cash equivalent and restricted cash, end of period	$14,949	$18,272

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,648	$5,848
Cash paid for income taxes	$771	$406
Conversion of prepaid incentive units to common stock (Note 11)	$62	$89
Forgiveness of liability to controlling entity	$—	$459

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

SailPoint Technologies Holdings, Inc., (“we”, “our” or “the Company”) was incorporated in the state of Delaware on August 8, 2014, in preparation for the purchase of SailPoint Technologies, Inc. The purchase occurred on September 8, 2014 and our certificate of incorporation was amended and restated as of such date. SailPoint Technologies, Inc. was formed July 14, 2004 as a Delaware corporation. The Company designs, develops, and markets identity governance software that helps organizations govern user access to critical systems and data. The Company currently markets its products and services throughout North America, Europe and the Asia Pacific regions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned Subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of SailPoint Technologies Holdings, Inc. and its subsidiaries, SailPoint Technologies Intermediate Holdings, LLC, SailPoint Technologies, Inc., SailPoint Technologies UK LTD, SailPoint Holdings, Inc., SailPoint Technologies International, Inc., SailPoint Technologies India Private LTD, SailPoint Technologies Netherlands B.V., SailPoint Technologies Israel Ltd, SailPoint Technologies SARL, SailPoint Technologies GmbH, and SailPoint Technologies Pte. Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

The Company operates as one operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically evaluates such estimates and assumptions for continued reasonableness. In particular, we make estimates with respect to the fair value allocation of multiple elements in revenue recognition, the uncollectible accounts receivable, valuation of long-lived assets, stock-based compensation expense and income taxes. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less from date of purchase to be cash equivalents. The Company is required to maintain a small amount of restricted cash to guarantee rent payments in a foreign subsidiary. The balance of restricted cash was approximately $53,000 and $58,000 at December 31, 2015 and 2016, respectively.

The following table reconciles cash, cash equivalents and restricted cash from the balance sheet to the statement of cash flows:

	Year Ended December 31,
	2015	2016
	(In thousands)
Cash and cash equivalents per balance sheet	$14,896	$18,214
Restricted cash per balance sheet	53	58

Cash, cash equivalents and restricted cash per cash flow	$14,949	$18,272

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company’s carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and related party payable approximate their fair values due to their short maturities. The carrying value of the Company’s line of credit and long-term debt approximate fair value and were valued using a Level 1 input, specifically the borrowing rates available to the Company at December 31, 2015 and 2016.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. There is no concentration of credit risk for customers as no individual entity represented more than 10% of the balance in accounts receivable or 10% of revenue in the years ended December 31, 2015 and 2016. The Company does not experience concentration of credit risk in foreign countries as no foreign country represents more than 10% of the Company’s consolidated revenues or net assets. During the years ended December 31, 2015 and 2016, the Company earned 67% and 70% of its consolidated revenues, respectively, from customers located in the United States.

Accounts Receivable and Allowance for Doubtful Accounts

The Company continuously assesses the collectability of outstanding customer invoices and in doing so, the Company assesses the need to maintain an allowance for estimated losses resulting from the non-collection of customer receivables. In estimating this allowance, the Company considers factors such as: historical collection experience, a customer’s current creditworthiness, customer concentrations, age of outstanding balances, both individually and in the aggregate, and existing economic conditions. Actual customer collections could differ from the Company’s estimates. The Company determined that an allowance for doubtful accounts was not required for the periods presented.

Deferred Offering Costs

Deferred offering costs, primarily consisting of legal, accounting, printer, and other direct fees and costs related to our proposed initial public offering, are capitalized. The deferred offering costs will be offset against proceeds from our proposed initial public offering upon the closing of the offering. In the event the anticipated offering is not completed, all of the deferred offering costs will be expensed. As of December 31, 2016, we have not yet capitalized any offering costs in the consolidated balance sheet.

Property and Equipment, Net

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are depreciated over the shorter of the useful lives of the assets or the related lease term. Repairs and maintenance costs are expensed as incurred.

Property and equipment are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if an impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. There was no impairment of property and equipment during the years ended December 31, 2015 and 2016.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identified net assets acquired. Goodwill and intangible assets that have indefinite lives are not be amortized, but rather tested for impairment annually, as of December 31, or more often if and when events or circumstances indicate that the carrying value may not be recoverable. Goodwill is tested using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference. There were no impairments of goodwill during the years ended December 31, 2015 and 2016.

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company periodically reviews the estimated remaining useful life of our intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. Periodically, the Company evaluates the recoverability of its long-lived assets including intangible assets, for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset, or related asset group, to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, then the carrying amount of such assets is reduced to fair value. The Company did not record any impairments of long-lived assets including intangible assets as of December 31, 2015 and 2016.

In preparation for its initial public offering, the Company evaluated its previously issued annual consolidated financial statements and identified an immaterial error in the classification of amortization expense for intangible assets in connection with the acquisition of the Company by Thoma Bravo and the Company’s acquisition of Whitebox Security Ltd. It did not result in any change in the revenues, aggregate amortization expenses, net loss or cash flows from operations reflected in the previously issued financial statements. For the year ended December 31, 2015, general and administrative expenses decreased by $9.0 million, and such amount was reclassified as cost of license revenue, cost of subscription revenue and sales and marketing expense in the amounts of $3.6 million, $0.4 million and $5.0 million, respectively. For the year ended December 31, 2016, general and administrative expenses and research and development expenses decreased by $8.1 million and $0.7 million, respectively, and such amounts were reclassified as cost of license revenue, cost of subscription revenue and sales and marketing expense in the amounts of $4.0 million, $0.4 million and $4.4 million, respectively.

Software Development Costs

Software development costs for products intended to be sold, leased or otherwise marketed are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Technological feasibility is established when a product design and working model have been completed and the completeness of the working model and its consistency with the product design have been confirmed by testing. To date, the establishment of technological feasibility of the Company’s products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant. Therefore, we have not capitalized any software development costs through December 31, 2016. Such costs have been recorded as research and development expenses, as incurred, in the consolidated statements of operations.

Comprehensive income (loss)

The Company has not entered into transactions that require presentation as other comprehensive income (loss). Total comprehensive loss is equal to net loss for all periods presented.

Liquidity

The Company has sustained losses since its inception. The Company had cash, cash equivalents and restricted cash of approximately $18.3 million and an accumulated deficit of approximately $17.6 million at December 31, 2016. The Company has funded these losses through cash flows from operations, debt, redeemable preferred stock and other equity financings. Failure to raise adequate capital and generate adequate revenues could result in the Company having to significantly adjust or potentially cease operations. The Company believes that working capital on hand, net operating cash flows, and increasing revenues are sufficient to sustain operations for at least the twelve months from the report issuance date.

Revenue Recognition

Revenue consists of fees for perpetual licenses for the Company’s software products, post-contract customer support (referred to as maintenance), professional services, software as a service (“SaaS”) and other revenue.

The Company recognizes revenue in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) authoritative guidance on software revenue recognition and multiple element arrangements.

Revenue is recognized when:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The Company’s price to the buyer is fixed or determinable, and

•	Collectability is probable

The Company frequently enters into sales arrangements that contain multiple elements or deliverables. For arrangements that include both software and non-software elements, the Company allocates revenue to the software deliverables as a group and separable non-software deliverables as a group based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) Vendor Specific Objective Evidence (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) the best estimate of the selling price (“ESP”). Cloud-based services, and professional services related to cloud-based services, are considered to be non-software elements in the Company’s arrangements.

VSOE of fair value for each element is based on the Company’s standard rates charged for the product or service when such product or service is sold separately or based upon the price established by the Company’s pricing committee when that product or service is not yet being sold separately. The Company establishes VSOE for maintenance and professional services using a “bell-shaped curve” approach. When applying the “bell-shaped curve” approach the Company analyzes all maintenance renewal transactions over the past twelve months for that category of license and plots those data points on a bell-shaped curve to ensure that a high percentage of the data points are within an acceptable margin of the established VSOE rate. This analysis is performed quarterly on a rolling 12-month basis.

When the Company is unable to establish a selling price using VSOE or TPE, the Company uses ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by the Company’s management, taking into consideration the Company’s go-to-market strategy, pricing factors, and historical transactions.

The Company recognizes revenue for software arrangements that include undelivered elements using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and recognized as such elements are delivered to the customer and the remaining portion of the agreement fee is recognized as license revenue upon delivery. The determination of fair value of each undelivered element in software arrangements is based on VSOE. If VSOE has not been established for certain undelivered elements in an agreement, revenue is deferred until those elements have been delivered or their VSOE has been determined.

Revenue from maintenance and SaaS services is recognized ratably over the relevant contract period.

Service revenue includes consulting and training. The Company has determined that consulting and training services are not essential to the functionality of the Company’s software and SaaS offerings, and consulting and training services are typically stated separately in arrangements such that the total price of the arrangements vary as a result of their inclusion or exclusion. As a result, the Company has established VSOE for consulting and training services and they therefore qualify for separate accounting.

In order to account for deliverables in a multiple-deliverable arrangement as separate units of accounting, delivered elements must have standalone value. For SaaS arrangements, in determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services. Professional services sold as part of SaaS arrangements generally qualify for separate accounting.

Consulting and training service revenue that qualifies for separate accounting is recognized as the services are performed using the proportional performance method for fixed fee consulting contracts, or when the right to the service expires. The majority of the Company’s consulting contracts are billed on a time and materials basis.

Deferred Revenue

Deferred revenue represents amounts from the sale of products that have been billed for, but the transaction has not met our revenue recognition criteria. Amounts are classified between current and long-term liabilities, based upon the expected period in which the revenue will be recognized.

Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Cost of Revenue

Cost of revenue for license consists of amortization expense for developed technology acquired in business combinations and third-party royalties.

Cost of subscription revenue consists primarily of employee costs of our customer support organization (including salaries, benefits, bonuses and stock-based compensation), contractor costs to supplement our staff levels, third-party cloud-hosting costs, allocated overhead and amortization expense for developed technology acquired in business combinations.

Cost of revenue for services and other revenue consists primarily of personnel-related costs of our services and training departments, including salaries, commissions, benefits, bonuses and stock-based compensation, contractor costs to supplement our staff levels and allocated overhead.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel-related costs for the design and development of our platform and technologies, contractor costs to supplement our staff levels, third-party web services, consulting services, and allocated overhead.

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expenses were approximately $2.6 million and $4.2 million for the years ended December 31, 2015 and 2016, respectively, and are included in sales and marketing expense.

Stock-Based Compensation

The Company measures stock-based compensation cost for equity instruments granted to employees based upon the estimated fair value of the award at the date of grant and the estimated number of shares ultimately expected to vest. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model, which requires us to estimate expected term, fair value of common stock, expected volatility, risk-free interest rate, and dividend yield. We use the simplified method in developing an estimate of the expected term of the stock options, which is calculated as the average of the time to vesting and the contractual life of the options. As our common stock has never been publicly traded, the expected volatility is based upon the average historical volatility of comparable companies over a period approximately equal to the expected term of the awards. The risk-free interest rate is based on the average interest rate for U.S. Treasury instruments whose term is consistent with the expected term of the options.

Compensation cost resulting from this valuation is recognized in the consolidated statement of operations on a straight-line basis over the period during which an employee provides the requisite service in exchange for the award.

The Company is required to estimate potential forfeitures of stock grants and adjust recorded compensation cost accordingly. The estimate of forfeitures is based on historical experience and is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures will be recognized in the period of change and will impact the amount of stock-based compensation expense to be recognized in future periods.

Foreign Currency Translation

The functional currency of our non-U.S. subsidiaries is the U.S. Dollar, therefore all gains and losses on currency transactions are expensed as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are provided if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company is also subject to the Texas margin tax.

The Company accounts for uncertainty of income taxes based on a “more-likely-than-not” threshold for the recognition and de-recognition of tax positions, which includes the accounting for interest and penalties relating to tax positions.

Net Loss Per Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders for the period, defined as net loss minus the accretion of dividends on redeemable convertible preferred stock, by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted earnings per share includes the dilutive effect of common stock equivalents and is calculated using the weighted-average number of common stock and the common stock equivalents outstanding during the reporting period. Diluted earnings per share for the years ended December 31, 2015 and 2016 excluded common stock equivalents because their inclusion would be anti-dilutive, or would decrease the reported loss per share. Our incentive stock units have the right to receive non-forfeitable dividends on an equal basis with common stock and therefore are considered participating securities that must be included in the calculation of net loss per share using the two class method. Under the two class method, basic and diluted net loss per share is determined by calculating net loss per share for common stock and participating securities based on the cash dividends paid and participation rights in undistributed earnings.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. For public companies, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company does not plan to early adopt.

The Company currently plans to adopt using the full retrospective approach; however, a final decision regarding the adoption method has not been finalized at this time. The Company’s final determination will depend on a number of factors such as the significance of the impact of the new standard on the Company’s financial results, system readiness, including that of software procured from third-party providers, and the Company’s ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary.

The Company is in the initial stages of its evaluation of the impact of the new standard on its accounting policies, and processes. The Company has assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. While the Company continues to assess all potential impacts under the new standard there may be the potential for significant impacts to the timing of recognition of professional services revenue, and contract acquisition costs, both with respect to the amounts that will be capitalized as well as the period of amortization.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019, including interim periods within that reporting period. Early adoption is permitted. The Company does not plan to early adopt. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard changes how companies account for certain aspects of share-based payments to employees, including recognizing the income tax effects of awards, accounting for an employee’s use of shares to satisfy the employer’s statutory income tax withholding obligation, and recognizing forfeitures. The standard also adds two practical expedients for nonpublic entities related to expected term and intrinsic value. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. The Company does not plan to early adopt. All of the guidance must be adopted in the same period. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This standard requires companies to account for the income tax effects of intercompany transfers of assets other than inventory when the transfer occurs. This guidance is effective for annual periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company does not plan to early adopt. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard simplifies the goodwill impairment test by eliminating the Step 2 requirement to determine the fair value at the impairment testing date of its assets and liabilities. This guidance is effective for annual periods beginning after December 15, 2021, including interim periods within that reporting period. Early adoption is permitted. The Company plans to early adopt. Early adoption is permitted for impairment tests performed on testing dates after January 1, 2017. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

Recently Adopted Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This ASU defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Prior to this ASU, U.S. generally accepted accounting principles lacked guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures and all guidance was included in generally accepted auditing standards (“GAAS”). This guidance is effective for annual periods ending after December 15, 2016. Early adoption is permitted. This standard has been adopted beginning with the reporting period ended December 31, 2016. The adoption of ASU 2014-15 did not have a material effect on the Company’s consolidated financial statements and related disclosures, although it could have an impact on disclosures in future periods.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This standard amended guidance related to consolidation. This guidance focuses on a reporting company’s consolidation evaluation to determine whether certain legal entities should be consolidated. This guidance is effective for annual periods beginning after December 15, 2016. The adoption of ASU 2015-02 did not have a material effect on the Company’s consolidated financial statements and related disclosures, although it could have an impact on disclosures in future periods.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30)— Simplifying the Presentation of Debt Issuance Costs. This standard requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. This guidance was amended by ASU No. 2015-15, which was issued in August 2015. This amendment provides additional guidance related to the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements. These updates are effective for annual periods beginning after December 15, 2015. Early adoption is permitted. This standard has been adopted retrospectively beginning with the reporting period ended December 31, 2016. The adoption resulted in the reclassification of $0.5 million from other assets to other long-term liabilities on our consolidated financial statements and related disclosures as of December 31, 2015.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This standard clarifies whether a customer should account for a cloud computing arrangement as an acquisition of a software license or as a service arrangement by providing characteristics that a cloud computing arrangement must have in order to be accounted for as a software license acquisition. This guidance is effective for annual periods beginning after December 15, 2015. Early adoption is permitted. This standard has been adopted prospectively beginning with the reporting period ended December 31, 2016.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. This standard eliminates the requirement that an acquirer in a business combination account for a measurement-period adjustment retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which the amount of the adjustment is determined. This guidance is effective for annual periods beginning after December 15, 2016. Early adoption is permitted. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date. This standard has been adopted beginning with the reporting period ended December 31, 2016 and will recognize measurement-period adjustments when amounts are determined.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet classification of Deferred Taxes. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will now only have one net noncurrent deferred tax asset or liability. This guidance is effective for annual periods beginning after December 15, 2017. Early adoption is permitted. This standard has been adopted beginning with the reporting period ended December 31, 2015 and resulted in no material reclassifications of deferred taxes.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments—a consensus of the Emerging Issues Task Force. This standard promotes consistency in the presentation of certain items on the Statement of Cash Flows. In November 2016 the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). This standard clarifies restricted cash and restricted cash equivalents should be presented in the statement of cash flows. These new standards are effective for annual periods beginning after December 15, 2018. Early adoption is permitted. These standards have been adopted beginning with the reporting period ended December 31, 2015.

In October 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. This guidance will be applied using a retrospective approach to each period presented. Early adoption is permitted and adoption in an interim period should reflect adjustments as of the beginning of the fiscal year that includes that interim period. These standards have been adopted beginning with the reporting period ended December 31, 2015.

3. Business Combination

Whitebox Security Ltd.

On July 15, 2015, Whitebox Security Ltd. was acquired in exchange for total consideration of approximately $16 million. The acquisition was funded by borrowings under the Company’s revolving loan facility and cash on hand.

Assets acquired and liabilities assumed

The Company recorded the transaction using the acquisition method of accounting which requires that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The values outlined below represent the Company’s estimates of fair value as of the acquisition date (in thousands):

Cash and cash equivalents	$458
Accounts receivable	423
Prepaid expenses and other assets	34
Deferred revenue contracts	162
Goodwill	10,485
Intangible assets	5,810

Total assets	$17,372

Accounts payable	$(91)
Accrued expenses	(250)
Deferred tax liability	(1,202)
Deferred revenue	(162)

Total liabilities	$(1,705)

Total consideration	$15,667

Total consideration, net of cash acquired	$15,209

The fair values of the assets acquired and liabilities assumed were determined using various valuation techniques. Cash and cash equivalents, prepaid expenses, deposits, accounts payable, accrued expenses, and other liabilities were valued using a historical cost basis as this basis approximates fair value. Accounts receivable and other receivables have been recorded on a historical net basis, which approximates the fair value. Deferred revenue has been recorded based on an estimate of the fair market value of the services to be provided in connection with the associated contracts.

Intangible assets—the following table summarizes the fair value estimates of the identifiable intangible assets and their estimated useful lives:

	Estimated Fair Value (In thousands)	Weighted Average Estimated Useful Life (In years)
Developed technology	$5,000	7.0
Non-competition agreements and related items	810	4.4

Total acquired intangible assets other than goodwill	$5,810

The intangible assets have been valued using variations of the income approach method which the Company determined were the most appropriate approach for the individual assets and which is considered a Level 3 valuation technique. Each of the intangible assets will be amortized over its estimated useful life.

Goodwill—The Company recognized approximately $10.5 million of goodwill in connection with the acquisition transaction, calculated as the excess of the consideration transferred over the net assets recognized. Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisition Costs—The Company incurred acquisition costs totaling approximately $452,000 associated with the acquisition of Whitebox Security Ltd.

SailPoint Technologies Holdings, Inc.

On September 8, 2014, SailPoint Technologies Holdings, Inc. purchased all outstanding equity interests in SailPoint Technologies, Inc. in exchange for total consideration of approximately $318 million. The acquisition transaction was funded by equity contributions, together with borrowings under a new long-term debt arrangement, and cash on hand.

The Company recognized approximately $105 million of intangible assets and $209 million of goodwill in connection with this acquisition transaction.

4. Property and Equipment, Net

The cost and accumulated depreciation and amortization of property and equipment are as follows:

	Year ended December 31,
	2015	2016
	(In thousands)
Property and equipment, net
Computer equipment	$1,713	$2,618
Other assets	426	528

Total property and equipment	2,139	3,146
Less: accumulated depreciation	(642)	(1,291)

Total property and equipment, net	$1,497	$1,855

Depreciation expense was $0.6 million and $0.9 million for the years ended December 31, 2015, and 2016, respectively. There were no impairments of our property and equipment for the years ended December 31, 2015 and 2016.

5. Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations.

The changes in the carrying amount of goodwill were as follows (in thousands):

Balance at December 31, 2014	$208,892
Acquisition	10,485

Balance at December 31, 2015	$219,377
Acquisition	—

Balance at December 31, 2016	$219,377

There were no impairments of goodwill during the years ended December 31, 2015 and 2016.

6. Intangible Assets

Total cost and amortization of intangible assets comprised of the following:

		Year Ended December 31,
	Weighted Average Useful Life	2015	2016
	(In years)	(In thousands)
Intangible assets, net
Customer lists	15	$42,500	$42,500
Developed technology	9.6	42,000	42,000
Trade names and trademarks	17	24,500	24,500
Order backlog	1.5	1,100	1,100
Non-competition agreements and related items	4.4	810	810

Total intangible assets		110,910	110,910
Less: Accumulated amortization		(11,807)	(20,897)

Total intangible assets, net		$99,103	$90,013

The amortization expense of the intangible assets was $9.1 million and $9.1 million for the years ended December 31, 2015 and 2016, respectively. Amortization expense is included in the consolidated statements of operations for the years ended December 31, 2015 and 2016, respectively, as follows: General and administrative expenses of $64,000 and $71,000, research and development expenses of $0.0 million and $0.2 million, sales and marketing expenses of $5.0 million and $4.4 million, license cost of revenues of $3.7 million and $4.0 million and subscription cost of revenues of $0.4 million and $0.4 million. Periodically, the Company evaluates intangible assets for possible impairment. There were no impairments for intangible assets during the years ended December 31, 2015 and 2016.

The total estimated future amortization expense of these intangible assets as of December 31, 2016 is as follows:

(In thousands)
Year ending December 31,
2017	$8,864
2018	8,828
2019	8,824
2020	8,762
2021	8,675
Thereafter	46,060

Total amortization expense	$90,013

7. Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating lease agreements. The majority of these agreements include a renewal option, and/or require the Company to pay taxes, insurance, and maintenance costs, which are not included in the table below. Certain of these facility leases contain predetermined fixed escalations of the minimum rentals, and the Company recognizes expense for these leases on a straight-line basis. The difference between the recognized rental expense and amounts payable under the lease is recorded as deferred rent on the consolidated balance sheets.

Future minimum annual lease payments under these non-cancelable operating leases, inclusive of sublease proceeds, as of December 31, 2016 are as follows:

(In thousands)
Year ending December 31,
2017	$2,085
2018	619
Thereafter	—

Total minimum lease payments	$2,704

Rent expense under all operating leases was approximately $1.5 and $1.8 million, for the years ended December 31, 2015 and 2016, respectively. The Company had a deferred rent balance of approximately $0.3 and $0.2 million as of December 31, 2015 and 2016, which is included in accrued expenses and other liabilities on the accompanying balance sheets.

The Company subleased a portion of these operating leases, which expired in 2015. Sublease proceeds (which partially offset rental expense above) were approximately $93,000 and $0 for the years ended December 31, 2015 and 2016, respectively.

Indemnification Arrangements

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to customers, business partners and other parties with respect to certain matters, including, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities with respect to our products and services and business. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract.

The Company includes service level commitments to our cloud customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those levels. To date, the Company has not incurred any material costs as a result of these commitments and we expect the time between any potential claims and issuance of the credits to be short. As a result, we have not accrued any liabilities related to these commitments in our consolidated financial statements.

Litigation Claims and Assessments

The Company is subject to claims and suits that may arise from time to time in the ordinary course of business. In addition, some legal actions, claims and governmental inquiries may be instituted or asserted in the future against us and our subsidiaries. Although the outcome of our legal proceedings cannot be predicted with certainty and no assurances can be provided, based upon current information, we do not believe the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, will have a material adverse impact on our financial statements.

8. Line of Credit and Long-Term Debt

In 2014, the Company entered into a loan and security agreement with a financial institution in the amount of $110 million, consisting of a term loan facility of $100 million and a revolving loan facility of up to $10 million. The loan and security agreement established first security for the financial institution over all assets of the Company. Borrowings under this agreement bore interest based on LIBOR and was 3.7% per annum on the term loan and 3.5% on the revolving loan at December 31, 2015. The maturity date on the term loan was September 2019 and on the revolving loan was January 2016. The outstanding loans were settled in September 2016, as discussed below. The outstanding balance of the term loan at December 31, 2015 was $100 million. The outstanding balance of the revolving loan at December 31, 2015 was $10 million.

The Company incurred debt issuance costs of $0.7 million in connection with this loan and security agreement. These costs were amortized to interest expense over the term, through the debt extinguishment in 2016. For the years ended December 31, 2015 and 2016 we have adjusted interest expense and other expense by approximately $140,000 and $749,000, respectively, to reclassify amortization of debt issuance costs to interest expense.

In September 2016, the Company repaid in full the 2014 loan and security agreement. Concurrently, the Company entered into a senior secured credit facility with a different financial institution in the amount of $120 million, consisting of a term loan facility of $115 million and a revolving loan facility of up to $5 million. The senior secured credit facility established first security for the financial institution over all assets of the Company and is subject to certain financial covenants. Borrowings under this agreement bear interest based on the adjusted LIBOR rate, as defined in the agreement with a 1% floor, plus an applicable margin of 8.0%. The rate prevalent at December 31, 2016 was 9.0%. The maturity date on the term loan is August 2021, with principal payment due in full on maturity date, and interest payments due quarterly. The agreement also requires prepayments in the case of certain events including: asset sales in excess of $1 million, proceeds from an IPO, proceeds from an insurance settlement, or proceeds from a new debt agreement. Beginning with the year ended December 31, 2017, an additional prepayment may be due related to excess cash flow for the respective measurement periods.

The outstanding balance of the term loan at December 31, 2016 was $110 million. There was no outstanding balance of the revolving loan at December 31, 2016. The Company was in compliance with all applicable covenants as of December 31, 2015 and 2016.

The Company incurred debt issuance costs of $3.1 million in connection with this loan and security agreement. These costs are being amortized to interest expense over the life of the debt on a straight-line basis, which approximates the interest method. Amortization of debt issuance costs for this loan and security agreement and the 2014 loan and security agreement, until extinguishment in 2016, in the amount of $0.1 million and $0.7 million was recorded in interest expense in the accompanying consolidated statements of operations for the years ending December 31, 2015 and 2016, respectively.

Aggregate maturities of the Company’s debt at December 31, 2016 are as follows:

(In thousands)
2017	$—
2018	—
2019	—
2020	—
2021	110,194

Total debt	$110,194
Less: deferred financing costs	(2,850)

Long-term debt, net	$107,344

Less: current portion	—

Long term debt, net of current portion	$107,344

9. Related Party Transactions

At December 31, 2015, in connection with the final settlement of the SailPoint Technologies, Inc. acquisition discussed in Note 3, the Company incurred a payable to its controlling entity totaling $459,401. As of December 31, 2016, the payable to its controlling entity of $459,401 had been converted to additional paid in capital.

In 2016, the Company entered into agreements totaling approximately $626,000 with certain non-executive employees related to their personal tax liabilities. These agreements will be forgiven over a three-year period, beginning in 2016, if the employees remain employed by the Company through the applicable dates. The remaining balances of these agreements as of December 31, 2016 are included in the accompanying consolidated balance sheet as prepayments and other current assets and other non-current assets of $101,000 and $319,000, respectively.

Throughout 2015 and 2016, the Company engaged in ordinary sales transactions of $59,000 and $37,000, and purchase transactions of $39,000 and $313,000, respectively, with entities affiliated with its controlling entity. At December 31, 2015 and 2016 the accompanying consolidated balance sheets included accounts payable balances of $0 and $5,000, as well as accounts receivable balances $59,000 and $0, respectively, associated with these transactions.

In September 2014, the Company entered into an advisory services agreement (the “Consulting Agreement”) with its controlling entity. The Consulting Agreement requires quarterly payments from September 8, 2014 through December 31, 2018 for business consulting services provided by the controlling entity. Consulting fees from the Consulting Agreement totaled $750,000 and $1.0 million in the years ended December 31, 2015 and 2016, respectively, and are included in general and administrative expenses on the accompanying consolidated statements of operations. Consulting fees per the Consulting Agreement are $1.3 million and $1.5 million for the years ended 2017 and 2018, respectively. No amounts were payable in relation to the Consulting Agreement at December 31, 2015 or 2016.

10. Redeemable Convertible Preferred Stock

Convertible preferred stock consisted of the following (in thousands, except share and per share amounts):

As of	Redeemable Convertible Preferred Stock:	Date Issued	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Dividend Rate Per Share
						(In thousands)
December 31, 2015	Series A	September 2014	$1,000	500,000	222,898	$250,755	9%
December 31, 2016	Series A	September 2014	$1,000	500,000	223,987	$275,463	9%

Significant provisions of our convertible preferred stock are as follows:

Voting Rights

No voting rights are associated with the redeemable convertible preferred stock.

Dividends

The holders of the preferred stock are entitled to dividends when and if declared by the Board of Directors. Dividends are payable in preference and priority to any payment of any dividend on our common stock. Dividends on preferred stock are cumulative and compound daily at a rate of 9% per annum, equivalent to $90 per share of preferred stock. No dividends have been declared through December 31, 2016.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the preferred stock shall be entitled to receive the original issue price in cash for each share plus any accrued but unpaid dividends. Cumulative undeclared and unpaid dividends totaled approximately $27.9 million and $51.5 million at December 31, 2015 and 2016, respectively. No amounts have been accrued for these dividends as of December 31, 2015 or 2016.

In the event of an IPO, each outstanding share of preferred stock not redeemed or subject to an election for redemption shall automatically convert into a number of fully paid non-assessable shares of common stock equal to the result of (x) the liquidation value of such share of preferred stock, divided by (y) the per share price at which the common stock is being offered to the public pursuant to the IPO. The liquidation value for each share of preferred stock is equal to $1,000 plus accrued and unpaid dividends on such share of preferred stock. The Company is required to take all such corporate and other actions as from time to time may be necessary to reserve for issuance an adequate number of shares of Common Stock authorized but unissued or held as treasury shares to allow the conversion of all outstanding shares of preferred stock.

Redemption

Upon redemption, the holders of preferred stock are entitled to receive an amount in immediately available funds equal to the liquidation value of such shares of preferred stock as described above.

11. Stock Option Plan and Stock-Based Compensation

Stock Option Plan

In 2015, the Company adopted the Amended and Restated 2015 Stock Option and Grant Plan and the 2015 Stock Incentive Plan (the “2015 Plans”) under which it may grant incentive stock options (“ISOs”), nonqualified stock options (“NSOs”), and restricted stock (“Incentive Equity”) to purchase shares of common stock. The 2015 Plans reserve 5,000,000 shares of common stock for issuance as ISOs, 500,000 shares for issuance as restricted stock under incentive equity and 250,000 shares for issuance under the 2015 Stock Incentive Plan. Under the Amended and Restated 2015 Stock Option and Grant Plan, an ISO may not be granted with an exercise price that is less than fair market value on the date of the grant. Our stock options generally vest over a four-year period based on continued service. Certain options are subject to vesting based on certain future performance targets. Options generally expire ten years after the grant date. At December 31, 2016, 974,273 shares were available for issuance under the Amended and Restated 2015 Stock Option and Grant Plan. At December 31, 2016, 133,542 shares were available for issuance under the 2015 Stock Incentive Plan. The Company currently uses authorized and unissued shares to satisfy share award exercises.

The fair value for the Company’s stock options granted during the year ended December 31, 2016 was estimated at the date of grant using a Black Scholes option-pricing model with the following assumptions:

Key Variables:	Service Based	Performance Based
Expected dividend rate	0%	0%
Expected volatility	49%	49%
Risk-free interest rate	1.31% - 2.24%	1.27% - 2.16%
Expected term (in years)	5.5 - 6.25	5.75 - 6.4

The fair value for the Company’s stock options granted during the year ended December 31, 2015 was estimated at the date of grant using a Black Scholes option-pricing model with the following assumptions:

Key Variables:	Service Based	Performance Based
Expected dividend rate	0%	0%
Expected volatility	48.4%	48.4%
Risk-free interest rate	1.55% - 1.95%	1.68% - 1.93%
Expected term (in years)	6.25	5.50 - 6.25

The risk-free interest rate is based on the U.S. treasury yield curve for the term consistent with the life of the stock options as of the date of grant. The Company has elected to apply the “shortcut approach” in developing the estimate of expected term for “plain vanilla” stock options by using the mid-point between the vesting date and contractual termination date. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.

As there has been no public market for its common stock since inception, the Company has determined the volatility for stock options granted based on an analysis of reported data for a comparable peer group of companies that issued stock options with substantially similar terms. The expected volatility of stock options granted has been determined using an average of the historical volatility measures of this peer group of companies consistent with the life of the options.

The Company expects all outstanding stock options at December 31, 2016 to fully vest. The weighted average grant date fair value per share for the year ended December 31, 2015 and 2016 was $1.15 and $0.83, respectively. Compensation expense relating to stock options was approximately $160,000 and $508,000 for the years ended December 31, 2015 and 2016, respectively. The total fair value of shares vested during the years ended December 31, 2015 and 2016 was approximately $50,000 and $571,000, respectively.

The following table summarizes activity for service vesting stock options for the years ended December 31, 2015 and 2016:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2014	—	$—
Granted	1,349,782	$2.38
Forfeited	(23,333)	$2.42

Balances at December 31, 2015	1,326,449	$2.38	9.7

Options vested and expected to vest at December 31, 2015	1,326,449	$2.38	9.7

Options vested and exercisable at December 31, 2015	10,781	$2.42	9.7

Balances at December 31, 2015	1,326,449	$2.38	9.7
Granted	419,839	$1.69
Exercised	(6,568)	$1.77		$2,950
Forfeited	(117,602)	$2.31

Balances at December 31, 2016	1,622,118	$2.21	8.9	$1,546,599

Options vested and expected to vest at December 31, 2016	1,622,118	$2.21	8.9	$1,546,599

Options vested and exercisable at December 31, 2016	416,265	$2.36	8.7	$340,334

The following table summarizes the status of the Company’s non-vested service vesting stock options for the years ended December 31, 2015 and 2016:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2014	—	$—
Granted	1,349,782	$1.16
Vested	(10,781)	$1.17
Forfeited	(23,333)	$1.17

Non-vested at December 31, 2015	1,315,668	$1.15

Granted	401,094	$0.81
Vested	(382,364)	$1.16
Forfeited	(117,602)	$1.12

Non-vested at December 31, 2016	1,216,796	$1.05

The total unrecognized compensation expense related to non-vested service vesting stock options granted is $1.2 million and is expected to be recognized over a weighted average period of 2.92 years as of December 31, 2016.

The following table summarizes activity of performance vesting stock options for the years ended December 31, 2015 and 2016:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balances at December 31, 2014	—	$—
Granted	322,846	$2.32

Balances at December 31, 2015	322,846	$2.32	9.7

Options vested and expected to vest at December 31, 2015	322,846	$2.32	9.7

Options vested and exercisable at December 31, 2015	33,613	$2.33	9.5

Balances at December 31, 2015	322,846	$2.32	9.7
Granted	101,427	$1.77
Exercised	(4,000)	$1.36		$1,942
Forfeited	(7,500)	$2.42

Balances at December 31, 2016	412,773	$2.19	8.9	$401,616

Options vested and expected to vest at December 31, 2016	412,773	$2.19	8.9	$401,616

Options vested and exercisable at December 31, 2016	142,391	$2.22	8.8	$134,871

The performance vesting stock options are subject to performance requirements, determined prior to the grant date, based on the Company meeting certain annual EBITDA targets as set by the Board of Directors for the applicable years. The Company has determined that vesting is probable for performance based stock options granted to date. To the extent earned, the performance shares generally vest 25% at December 31 of each year for three to four years so long as the optionee remains an employee of the Company. During the years ended December 31, 2015 and 2016, the Board of Directors waived the EBITDA criteria associated with the annual tranche of performance vesting stock options resulting in a modification. This modification impacted 16 and 26 employees and resulted in incremental stock-based compensation expense of $37,000 and $98,000 for the years ended December 31, 2015 and 2016, respectively.

The total unrecognized compensation related to non-vested performance vesting stock options granted is approximately $0.3 million and is expected to be recognized over a weighted-average period of 2.73 years as of December 31, 2016.

A summary of the status of the Company’s non-vested performance vesting stock options as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2014	—	$—
Granted	322,846	$1.12
Vested	(33,613)	$1.12

Non-vested at December 31, 2015	289,233	$1.11

Granted	101,427	$0.84
Vested	(106,903)	$0.99
Forfeited	(6,563)	$1.18

Non-vested at December 31, 2016	277,194	$1.01

Incentive Unit Grants

In 2014 and 2015, the Company granted shares of the Company’s common stock (the “incentive units”) to certain members of management pursuant to restricted stock agreements (the “RSAs”).

Incentive units were issued subsequent to the SailPoint Technologies, Inc. acquisition discussed in Note 3 in the notes to the consolidated financial statements. The incentive units were granted with an exercise price equal to the fair market value on the date of grant, are subject to vesting, and if exercised in advance of vesting were subject to the Company’s right to repurchase. Upon vesting, the incentive units automatically convert to common stock. 50% of incentive units granted to executives vest based on performance meeting or exceeding EBITDA targets, as defined in the RSAs. Incentive units granted to non-executives and the remaining 50% of incentive units granted to executives vest 25% on the first anniversary date of the grant, and ratably over the remaining three years. The graded-vesting attribution method is used by the Company to determine the monthly stock-based compensation expense over the applicable vesting periods.

The liability for the cash paid to the Company prior to conversion of the incentive units to shares of common stock, was approximately $285,000 and $194,000 at December 31, 2015 and 2016, respectively, and is included in long term debt.

A summary of the Company’s non-vested incentive unit activity is as follows:

	Number of Shares (In thousands)	Weighted- average exercise price (Per share)
Non-vested at December 31, 2014	7,080	$0.0517

Granted	170	$0.0517
Vested	(1,193)	$0.0517
Forfeited	(531)	$0.0517

Non-vested at December 31, 2015	5,526	$0.0517

Vested	(1,677)	$0.0517
Repurchased	7	$0.0517
Forfeited	(20)	$0.0517

Non-vested at December 31, 2016	3,836	$0.0517

The total unrecognized compensation related to non-vested incentive stock units granted is approximately $56,000 and is expected to be recognized over a weighted-average period of 1.5 years as of December 31, 2016. The total intrinsic value of units unvested as of December 31, 2015 and 2016 was $5.7 million and $8.5 million respectively. Compensation expense relating to incentive units, including both service and performance vesting, was approximately $86,000 and $60,000 for the years ended December 31, 2015 and 2016, respectively.

Stock-based compensation expense, which includes stock options and incentive units, was recognized as follows:

	Year Ended December 31,
	2015	2016
	(In thousands)
Cost of revenue—maintenance and subscription	$12	$34
Cost of revenue—services and other	20	63
Research and development	62	118
General and administrative	28	96
Sales and marketing	124	257

Total stock-based compensation expense	$246	$568

12. Accrued Expenses and Other Liabilities

Accrued expenses consisted of the following:

	As of December 31,
	2015	2016
	(In thousands)
Commissions	$4,526	$4,943
Bonus	2,327	2,895
Payroll and related benefits	994	988
Interest	270	794
Partner and customer programs	579	615
Sales and other taxes	293	615
Employee travel expenses	232	213
Consulting and professional services	746	188
Other	1,296	1,854

Total	$11,263	$13,105

13. Prepayments and Other Assets

Prepayments and other assets include the balance of prepaid expenses, prepaid rent, prepaid issuance costs, and other assets. The current portion of these assets is included in prepayments and other assets and the non-current portion is included in other non-current assets, both of which are contained within the consolidated balance sheets.

The current portion of prepayments and other current assets consisted of the following:

	As of December 31,
	2015	2016
	(In thousands)
Prepaid expenses	$1,694	$2,783
Prepaid insurance	335	447
Prepaid commissions	2,520	3,753
Other	366	711

Total	$4,915	$7,694

Other non-current assets consisted of the following:

	As of December 31,
	2015	2016
	(In thousands)
Prepaid expenses	$—	$546
Deposits	117	115
Note receivable	—	319

Total	$117	$980

14. Income Taxes

The provision for income taxes for 2015 and 2016 is related to the profits generated in certain foreign jurisdictions by our consolidated subsidiaries.

The following table presents consolidated loss before provision for income taxes as follows:

	Year Ended December 31,
	2015	2016
	(In thousands)
Domestic	$(14,727)	$(2,435)
Foreign	1,306	(2,723)

Total loss before income taxes	$(13,421)	$(5,158)

The provision for income taxes consisted of:

	Year Ended December 31,
	2015	2016
	(In thousands)
Current
Federal	$—	$—
State	8	21
Foreign	704	531

Total current	712	552
Deferred
Federal	(3,222)	(1,315)
State	(99)	$(118)
Foreign	(5)	$(1,104)

Total deferred	(3,326)	$(2,537)

Provision (benefit)	$(2,614)	$(1,985)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes are as follows:

	As of December 31,
	2015	2016
	(In thousands)
Deferred tax assets:
Research and development and other credits	$4,218	$5,235
Net operating loss carryforward	28,018	26,867
Charitable contributions	12	11
Deferred revenue	1,201	1,115
Stock compensation	28	17
Accrued expense	1,166	1,346
Depreciable and amortizable assets	565	368

Total deferred tax assets	35,208	34,959
Deferred tax liabilities:
Prepaid expenses	(935)	(1,389)
Intangibles	(36,151)	(32,751)

Total deferred tax assets, net	(1,878)	819
Less valuation allowance for deferred tax assets	(320)	(486)

Net deferred tax assets (liabilities)	$(2,198)	$333

As of December 31, 2015 and 2016, the Company had federal net operating loss carryforwards of approximately $78.5 million and $72.4 million, respectively, and research and development credits of approximately $2.7 million and $3.4 million, respectively, which will begin to expire beginning in 2024 if not utilized prior to that time. Utilization of the net operating loss and research credit carryforwards is subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. However, management has determined via a formal analysis that the annual limitation will not result in the expiration of net operating losses and research credit carryforwards prior to utilization. No study has been completed to determine any limitations on the availability of net operating loss and research credit carryforwards.

As of December 31, 2015 and 2016, the Company’s reversing taxable temporary differences exceeded the Company’s gross deferred tax assets in certain foreign jurisdictions. Thus, management determined that it was more likely than not that the benefit associated with its gross deferred tax assets would be realized in that jurisdiction. Given the Company’s lack of earnings history in the U.S., management determined it was not more likely than not that the benefit of the Company’s gross deferred tax assets that exceeded its reversing taxable temporary differences would be realized in the U.S., except for a portion of certain state tax credits that management determined were more likely than not to be realized. Thus, a valuation allowance totaling $0.3 million and $0.5 million was recorded as of December 31, 2015 and 2016, respectively, against the Company’s U.S. gross deferred tax assets that exceeded its reversing taxable temporary differences and the portion of state credits that are projected to expire unutilized.

The Company’s provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes primarily due to permanent items, the research and development credit, foreign taxes and the application of a valuation allowance for the years ended December 31, 2015 and 2016. The following table reconciles the Company’s effective tax rate to the federal statutory tax rate:

	Year Ended December 31,
	2015	2016
U.S. federal taxes at statutory rate	34.4%	34.1%
Foreign tax rate differentials	(0.7)	(11.8)
Research and development credit	1.8	18.2
Foreign tax credit	3.9	4.7
Stock options	(1.1)	(3.8)
Permanent differences and other	(5.3)	(7.8)
Change in state rate	(11.6)	7.3
Other	(1.9)	(2.4)

Total Income Tax Benefit	19.5%	38.5%

The total amount of unrecognized tax benefits was approximately $0.7 million as of December 31, 2015 and $0.9 million as of December 31, 2016. The reconciliation of unrecognized tax benefits at the beginning and end of the year is as follows (in thousands):

Balance at December 31, 2014	$320
Additions based on tax positions related to prior year	366

Balance at December 31, 2015	$686
Additions based on tax positions related to prior year	197

Balance at December 31, 2016	$883

Beginning December 31, 2014, due to the existence of the valuation allowance, future changes in unrecognized tax benefits did not impact the Company’s effective tax rate. Included in the balance of unrecognized tax benefits as of December 31, 2015 and 2016 is $0.7 million and $0.9 million of tax benefits that, if recognized, would affect the Company’s effective tax rate.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the years ended December 31, 2015 and 2016, the Company did not recognize any interest or penalties.

The Company files tax returns in the U.S. federal jurisdiction, in several state jurisdictions, and in several foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years before 2012 and is no longer subject to state, local and foreign income tax examinations by tax authorities for years before 2011. The Company is not currently under audit in any jurisdiction.

16. Net Loss Per Share

The following table sets forth the calculation of basic and diluted net loss per share during the periods presented:

	Year Ended December 31,
	2015	2016
	(In thousands, except share data)
Net loss	$(10,807)	$(3,173)
Accretion of dividends on redeemable convertible preferred stock	(21,597)	(23,618)

Net loss available to common stockholders	$(32,404)	$(26,791)
Weighted average shares outstanding
Basic and diluted:	43,929,159	45,933,218

Net loss per share (Basic and diluted)	$(0.74)	$(0.58)

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because their effect would have been anti-dilutive and the convertible preferred stock is not included in these calculations as they are contingent upon a future event:

	Year Ended December 31,
	2015	2016
Convertible preferred stock on an as-if converted basis	—	—
Stock options to purchase common stock	44,394	558,656

Total	44,394	558,656

17. Unaudited Pro Forma Net Loss Per Share

Upon the effectiveness of the registration statement filed under the Securities Act in connection with the Company’s proposed initial public offering, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma stockholders’ deficit data set forth in this prospectus has been prepared assuming the automatic conversion of all outstanding shares of the redeemable convertible preferred stock into              shares of common stock. The unaudited pro forma net loss per share for the year ended December 31, 2016 presented in our consolidated stockholders’ deficit assumes conversion of all of our outstanding shares of redeemable convertible preferred stock into shares of our common stock upon the closing of the Company’s proposed initial public offering.

Year Ended December 31, 2016
(In thousands)
Numerator:
Net loss per statement of operation	$(3,173)
Accretion of dividends on redeemable convertible preferred stock	(23,618)

Net loss used in computing pro forma net loss per share	$(26,791)

Denominator:
Weighted-average shares of common stock used in computing net loss per share attributable to common stockholders	45,933,218
Weighted-average pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted

18. Employee Benefit Plans

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a percentage of their annual compensation as defined in the 401(k) Plan. To date, the Company has made no contributions to the 401(k) Plan.

19. Subsequent Events

The Company evaluated events and transactions that occurred after December 31, 2016 through June 23, 2017, the date the consolidated financial statements were originally available to be issued, and in connection with the reissuance of these financial statements, the evaluation was updated through August 11, 2017. During this period, the following material subsequent events occurred:

Preferred Stock dividend

On June 27, 2017, the board of directors declared and paid an aggregate cash dividend of $50.4 million on the issued and outstanding shares of the Company’s preferred stock. The accumulated payment of $50.4 million in dividends was paid to the stockholders effective through December 15, 2016. The payment of dividend was funded with the proceeds drawn on the Company’s amended term loan as noted in the following credit agreement section.

Credit agreement

On June 28, 2017, the Company amended and restated its loan agreement to enter into a series of transactions in which the Company incurred $50 million of incremental debt which expands the current facility to $167.5 million consisting of a $160.0 million term loan and a $7.5 million revolving credit facility, undrawn at close (the “New Financing”). Proceeds from the New Financing were used to pay accumulated preferred stock dividend for each share of preferred stock through December 15, 2016. Borrowings under the New Financing agreement will bear the interest at a rate of LIBOR plus 7% per annum. The maturity date on the term loan is August of 2021 with principal payment due in full at maturity, and interest payments due quarterly.

New Lease Agreement

On April 20, 2017, the Company entered into a new sublease arrangement for an expanded office space in Austin, Texas, commencing July 1, 2017, for approximately 56,000 square feet of rentable space. The lease agreement provides for approximately $2.7 million of future minimum lease payments and expires on June 30, 2019.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

The registrant is incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The registrant’s charter and bylaws, provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The registrant’s charter includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the registrant.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also to provide for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since the registrant’s formation in August 2014, it has made sales of the following unregistered securities:

Preferred Stock Issuances

From September 2014 through December 2014, the registrant sold an aggregate of 223,332 shares of its preferred stock to 14 investors and certain of its employees, directors, consultants and other service providers at a purchase price of $1,000.00 per share, for an aggregate purchase price of $223,332,260.

In September 2016, the registrant sold an aggregate of 1,263 shares of preferred stock to three employees at a purchase price of $1,000.00 per share, for an aggregate purchase price of $1,263,000.

Stock Option and Common Stock Issuances

From September 2014 through December 2014, the registrant sold an aggregate of 43,628,518 shares of common stock to 14 investors and certain of its employees, directors, consultants and other service providers at a purchase price of $0.0517 per share, for an aggregate purchase price of $2,255,456.

In September 2016, the registrant sold an aggregate of 36,079 shares of common stock to three employees at a purchase price of $1.84215 per share, for an aggregate purchase price of $66,462.

Since August 2014, the registrant has granted to its employees, consultants and other service providers options to purchase an aggregate of 2,648,913 shares of common stock under its Amended and Restated 2015 Stock Option and Grant Plan and its 2015 Stock Incentive Plan at exercise prices ranging from $1.0686 to $3.73597 per share.

Since August 2014, the registrant has granted to its employees, directors, consultants and other service providers restricted stock awards for an aggregate of 7,897,287 shares of common stock pursuant to restricted stock agreements.

Since August 2014, the registrant has issued to its employees, consultants and other service providers an aggregate of 69,440 shares of common stock upon the exercise of options under its Amended and Restated 2015 Stock Option and Grant Plan at exercise prices ranging from $1.0686 to $2.45651 per share, for a weighted-average exercise price of $2.0368.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The registrant believes the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The registrant has filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on                     , 2017.

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:
Mark McClain Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McClain, J. Cameron McMartin and Christopher Schmitt, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mark McClain	Chief Executive Officer, Co-founder and Director (Principal Executive Officer)

J. Cameron McMartin	Chief Financial Officer (Principal Financial Officer)

Thomas Beck	Vice President, Finance (Principal Accounting Officer)

Marcel Bernard	Director

William Gregory Bock	Director

Seth Boro	Director

James K. Lines	Director

Signature	Title	Date

James Michael Pflaging	Director

Kenneth J. Virnig, II	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Second Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Third Amended and Restated Certificate of Incorporation to be in effect immediately prior to the completion of this offering.

3.3*	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Second Amended and Restated Bylaws to be adopted immediately prior to the completion of this offering.

4.1*	Form of common stock certificate.

4.2	Registration Rights Agreement, dated as of September 8, 2014, by and among the registrant, Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P. and certain other stockholders.

4.3	Stockholders Agreement, dated as of September 8, 2014, by and among the registrant, Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P. and certain other stockholders.

5.1*	Opinion of Vinson & Elkins L.L.P.

10.1	Amended and Restated Credit and Guaranty Agreement, dated as of November 2, 2016, among SailPoint Technologies, Inc., as borrower, SailPoint Technologies Intermediate Holdings, LLC and SailPoint International, Inc., as guarantors, the other credit parties party thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent and lead arranger, and the lenders party thereto.

10.2	First Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of June 28, 2017, by and among SailPoint Technologies, Inc., as borrower, SailPoint Technologies Intermediate Holdings, LLC, as a guarantor, the other credit parties party thereto, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.3*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.4*	Form of SailPoint Technologies Holdings, Inc. 2017 Long Term Incentive Plan.

10.5*	Amended and Restated Senior Management and Restricted Stock Agreement, effective as of September 8, 2014, by and among SailPoint Technologies Holdings, Inc., SailPoint Technologies, Inc. and Kevin Cunningham.

10.6*	Amended and Restated Senior Management and Restricted Stock Agreement, effective as of September 8, 2014, by and among SailPoint Technologies Holdings, Inc., SailPoint Technologies, Inc. and Mark McClain.

10.7*	Offer Letter, dated May 14, 2014, by and between SailPoint Technologies, Inc. and Howard Greenfield.

10.8*	Restricted Stock Agreement, dated December 15, 2014, by and among SailPoint Technologies Holdings, Inc., SailPoint Technologies, Inc. and Howard Greenfield.

10.9*	Early Exercise Incentive Stock Option Agreement, dated April 29, 2016, by and between SailPoint Technologies Holdings, Inc. and Howard Greenfield.

10.10*	Sales Incentive Plan.

Exhibit Number	Description

10.11*	SailPoint Technologies Holdings, Inc. Amended and Restated 2015 Stock Option and Grant Plan.

10.12*	Form of Non-qualified Stock Option Agreement under the SailPoint Technologies Holdings, Inc. Amended and Restated 2015 Stock Option and Grant Plan (Time and Performance Vesting).

10.13*	Form of Non-qualified Stock Option Agreement under the SailPoint Technologies Holdings, Inc. Amended and Restated 2015 Stock Option and Grant Plan (Time-Based Vesting).

10.14*	Form of Incentive Stock Option Agreement under the SailPoint Technologies Holdings, Inc. Amended and Restated 2015 Stock Option and Grant Plan (Time and Performance Vesting).

10.15*	Form of Incentive Stock Option Agreement under the SailPoint Technologies Holdings, Inc. Amended and Restated 2015 Stock Option and Grant Plan (Time-Based Vesting).

10.16*	Form of Restricted Stock Agreement under the SailPoint Technologies Holdings, Inc. Amended and Restated 2015 Stock Option and Grant Plan (Time and Performance Vesting).

10.17*	Form of Restricted Stock Agreement under the SailPoint Technologies Holdings, Inc. Amended and Restated 2015 Stock Option and Grant Plan (Time-Based Vesting).

10.18*	SailPoint Technologies Holdings, Inc. 2015 Stock Incentive Plan.

10.19*	Form of Notice of Option Grant under the SailPoint Technologies Holdings, Inc. 2015 Stock Incentive Plan.

10.20*	Form of Director Purchase Agreement.

10.21	Office Lease, dated July 3, 2012, by and between New TPG-Four Points, L.P. and SailPoint Technologies, Inc.

10.22	First Amendment to Office Lease, effective May 1, 2013, by and between New TPG-Four Points, L.P. and SailPoint Technologies, Inc.

21.1	List of subsidiaries of the registrant.

23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*	To be filed by amendment.